As filed with the Securities and Exchange Commission on May 23, 2002.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

J.L. French Automotive Castings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	13-398670
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4508 IDS Center

Minneapolis, Minnesota 55402
Telephone: (612) 332-2335
Telecopy: (612) 332-2012
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark S. Burgess

J.L. French Automotive Castings, Inc.
3101 South Taylor Drive
Sheboygan, Wisconsin 53802
Telephone: (920) 458-7742
Telecopy: (920) 458-0140
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis M. Myers Kirkland & Ellis 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Richard E. Farley Cahill Gordon & Reindel 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Telecopy: (212) 269-5420

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price (1)(2)	Registration Fee

Class A Common Stock, par value $0.01 per share	$115,000,000	$10,580

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2002

PROSPECTUS

                                     Shares
J.L. French Automotive Castings, Inc.

Class A Common Stock

$                  per share

          We are selling                      shares of our Class A common stock. We have granted the underwriters an option to purchase up to                     additional shares of Class A common stock to cover over-allotments, if any.

      This is the initial public offering of our Class A common stock. We currently expect the initial public offering price to be between $          and $          per share. We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “FREN.”

      Upon completion of this offering, we will have                      shares of Class A common stock and                      shares of Class B common stock outstanding. Our Class A common stock and Class B common stock are substantially identical except with respect to voting power and conversion rights. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to ten votes per share. The Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders. Following the completion of this offering, our current stockholders will retain approximately      % of the voting power. See “Description of Capital Stock.”

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to J.L. French Automotive Castings, Inc. (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2002.

Salomon Smith Barney	Robert W. Baird & Co.

                    , 2002

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Consent of Arthur Andersen LLP
Stmt re: Representations of Arthur Andersen LLP

[Pictures of Representative Products Manufactured by J.L. French]

      We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. References in this prospectus to “French Automotive,” “we,” “us” and “our” refer to the business of J.L. French Automotive Castings, Inc. and all of its consolidated subsidiaries.

Our Business

      We are one of the world’s largest independent designers and manufacturers of aluminum die cast components and assemblies for automotive original equipment manufacturers, or “OEMs,” with facilities located throughout North America and Europe. We manufacture highly engineered, assembly line-ready engine and drivetrain components, such as cam covers, engine front covers, front-end accessory drive brackets, ladderframes, oil pans, timing chain housings, transmission cases and water pump housings. Over the past five years, we have grown significantly by capitalizing on the trend toward the use of lighter-weight, more fuel-efficient aluminum components in automobiles. During the same period, we have achieved operating margins that are among the highest in the industry by leveraging our proprietary process technologies and highly efficient, fully integrated aluminum smelting and casting operations. Unlike most of our competitors who focus primarily on either aluminum casting or machining, we machine and assemble approximately 70% of the components we cast, thereby increasing the value we provide to our customers while improving our profitability.

      We are the leading independent aluminum die cast supplier in terms of content to the top three selling vehicles and a significant supplier to 13 of the top 20 vehicles in North America, with the other seven supplied by OEM in-house operations. We are a supplier on more than 20 Ford models and have significant content on Ford’s top selling vehicles, including the F-Series, Ranger, Explorer and Taurus/ Sable. We also have significant content on GM’s two highest volume platforms: the C/ K and S-10 truck platforms. In addition to our OEM customers, we also sell to leading Tier 1 automotive suppliers such as American Axle, Delphi, Robert Bosch, TRW and Visteon. We supply most of the products we manufacture to our automotive customers on a sole-source basis.

      During the last five years, our sales have increased at a compound annual growth rate of 33.0%, from $161.8 million in 1997 to $505.7 million in 2001. Excluding acquisitions, we grew organically over the same period at a compound annual rate of 12.1%. Our EBITDA margin averaged 24.8% during the same period, and our EBITDA has grown from $57.7 million in 1997 to $106.1 million in 2001. As of March 31, 2002, we have been awarded new programs that, based on independent estimates of expected program volumes and current expectations of program pricing, represent approximately $120 million in annual net incremental sales. These programs are scheduled to launch beginning in 2003 and be in full production by 2005.

Our Competitive Strengths

      We are one of a limited number of global, full-service suppliers in the aluminum components segment of the automotive supply industry. Unlike most other segments of the automotive supply industry, the aluminum components segment is in the early stages of consolidation and globalization. We believe that our global reach and full-service design, engineering and manufacturing capabilities enable us to capitalize on the highly fragmented nature of the aluminum components segment. We believe that we maintain a strong competitive position as a result of numerous factors including the following:

      Low-Cost, Vertically Integrated Operations. Among our principal competitors, we are the only independent automotive aluminum die caster in North America with captive secondary smelting capabilities, which enable us to purchase raw materials on a global basis, reduce our materials costs and improve product quality and operational efficiency. This vertically integrated operation, together with our highly efficient machining and assembly processes, enables us to be a low-cost manufacturer of high volume, long production run aluminum die cast components and assemblies.

      Extensive Machining and Assembly Capabilities. We believe that we have the most extensive machining and assembly capabilities among our principal independent competitors, enhancing the value-

added content of our products which is increasingly required by OEMs. Since many of our competitors have limited machining and assembly capabilities, these skills provide us with a competitive advantage with respect to service and quality, while enhancing our profitability.

      Full-Service, Global Design, Engineering and Manufacturing Capabilities. Our extensive design and engineering capabilities represent a competitive advantage, as only a few suppliers can meet the full-service requirements of OEMs for aluminum die casting in North America and only one other independent supplier can meet these requirements globally. Our global design and manufacturing capabilities position us to compete for virtually any automotive high-pressure aluminum die casting business in North America and Europe.

      Large Aluminum Casting Expertise. We believe we are one of a few independent manufacturers in the world able to produce large aluminum die cast components, such as transmission cases. We believe our expertise in designing and manufacturing large aluminum components will enable us to develop new product applications as the use of aluminum is expanded to structural, chassis and suspension components.

Our Business Strategy

      Our strategy is to leverage our position as a leading global supplier of highly engineered aluminum components and capitalize on the market opportunity arising from the fragmented nature of the automotive aluminum die casting segment, the increasing use of lightweight aluminum in automobiles and the continued trend among automotive OEMs toward outsourcing. Our goal is to maximize return on invested capital and create long-term value for stockholders. Key elements of our operating and growth strategies are outlined below.

Operating Strategy

      Pursue Continuous Operating Improvements. We have sustained margins that are among the highest in the industry by creating and reinforcing a culture of continuous improvement. We continue to implement lean manufacturing practices with a focus on working capital management, work force training and customer service. The areas of particular focus and ongoing measurement include:

•	maximizing cycle times, product quality, timeliness of delivery, inventory turns and labor efficiency;

•	minimizing raw material costs, scrap and equipment down time; and

•	relocating production to our most efficient, low-cost facilities.

      Improve Return on Invested Capital. During 2000, we implemented a new methodology for evaluating business opportunities and capital expenditures, using our return on invested capital as the key element in our decision-making. We believe this will enhance our ability to generate attractive profit margins.

Growth Strategy

      Increase Market Share in Fragmented Industry Segment. We believe the large and fragmented nature of the automotive aluminum die casting segment will create significant opportunities for us to increase our market share and grow our sales and earnings. Management estimates that the North American automotive aluminum die casting segment is comprised of over 250 companies and generated sales of approximately $10.5 billion in 2001, for an average revenue per company of approximately $42.0 million.

      Capitalize on Demand for New Aluminum Applications. The average aluminum content per vehicle in North America has increased from 165 pounds in 1990 to an estimated 274 pounds in 2002. This increase is primarily driven by government mandated fuel efficiency requirements and the favorable strength-to-weight ratio of an aluminum component. We intend to leverage our comprehensive design, engineering and low-cost manufacturing capabilities to capitalize on this trend as evidenced by approximately 20% of our net new business representing new product applications.

      Capitalize on Outsourcing Trend. The vast majority of automotive OEMs still have significant in-house casting, machining and assembly operations that we believe are high cost and inefficient as compared to our operations. As OEMs seek to restructure their manufacturing operations in order to focus on design, final-stage vehicle assembly and marketing, we believe that a large portion of their in-house volume will be outsourced to global, full-service suppliers like us.

      Pursue New Customer Relationships. We believe that a significant opportunity exists for us to acquire new customers in Europe and Asia and with these customers’ respective transplant operations in North America.

      Pursue Strategic Acquisitions, Alliances and Partnerships. We believe that there are numerous opportunities for acquisitions, alliances and partnerships as a result of the large number of high-quality companies in our market segment that lack global scale or full-service capabilities.

Recent Strategic and Operating Initiatives

      Over the last 18 months, we have completed a number of strategic and operating initiatives, including strengthening our senior management team, improving operations at facilities acquired in our October 1999 acquisition of Nelson Metal Products Corporation, making significant capital investments to support new business awards and implementing comprehensive cost reduction and productivity improvement programs. These initiatives have resulted in a number of operating improvements, including:

•	a reduction in employee headcount from 4,045 at the end of 2000 to 3,599 at the end of the first quarter of 2002, leading to an increase in sales per employee of approximately 11.6%. Combined with the effect of insourcing production previously contracted to other suppliers, annualized savings are approximately $6.9 million;

•	a reduction in scrap, freight charges, raw materials and manufacturing supplies resulting in additional annual cost savings of over $15.0 million; and

•	an improvement in working capital management as evidenced by a sustainable increase in inventory turnover from 11.6 times in 2000 to 15.6 times in 2001.

As a result of these initiatives, despite a 9.2% decline in our 2001 sales attributable to the downturn in the automotive industry, our EBITDA margin improved from 17.6% in 2000 to 21.0% in 2001. In addition, in the first quarter of 2002 compared to the first quarter of 2001, our EBITDA increased 23.6% from $19.5 million to $24.1 million on a similar sales base. We expect to realize additional cost savings from the continued implementation of lean manufacturing principles at our facilities and the planned relocation beginning in 2002 and continuing in 2003 of certain production from higher-cost facilities to our most efficient, low-cost facilities.

Our Company

      We were founded in Sheboygan, Wisconsin in 1968 and entered the automotive market in 1979. In April 1999, we completed a leveraged recapitalization in which an investor group, consisting of affiliates of Onex Corporation and J2R Corporation and certain other investors, acquired control of French Automotive. Onex is a publicly owned holding company based in Canada with consolidated revenues of approximately C$23.8 billion in 2001 and 87,300 employees worldwide. Hidden Creek Industries is a private industrial management company that is a partnership between Onex and J2R and is based in Minneapolis, Minnesota. Hidden Creek focuses on developing strategic initiatives, assisting in financing activities and analyzing acquisition opportunities, thereby enabling our management to devote their attention to our existing operations.

      We are a Delaware corporation and our principal executive offices are located at 4508 IDS Center, Minneapolis, Minnesota 55402. Our telephone number is (612) 332-2335.

The Offering

Class A common stock offered	shares

Common stock outstanding after this offering:
Class A common stock	shares
Class B common stock	shares
Total	shares

Use of proceeds	We intend to use the net proceeds from this offering to repay term loan borrowings under our existing senior credit facility. See “Use of Proceeds.”

Voting rights	Upon completion of this offering, we will have two classes of outstanding common stock. The Class A common stock and Class B common stock are substantially identical, except with respect to voting power and conversion rights. Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share, on all matters submitted to a vote of stockholders. Except as required by law or in our certificate of incorporation, holders of the Class A common stock and Class B common stock vote together as a single class. See “Risk Factors — Certain stockholders currently control all matters submitted to a stockholder vote” and “Description of Capital Stock.”

Proposed Nasdaq National Market symbol	FREN

      The number of shares that will be outstanding after this offering is based on the number of shares outstanding as of May      , 2002, and excludes            shares of Class A common stock reserved for issuance under our new stock option plan. See “Management — Employee Benefit Plans.”

      Except as otherwise indicated, all information in this prospectus assumes:

•	the reclassification of our eight existing outstanding classes of common stock into shares of Class B common stock;

•	the filing of our amended and restated certification of incorporation concurrently with the completion of this offering;

•	no exercise of the underwriters’ over-allotment option; and

•	an initial public offering price of $ per share, the mid-point of the filing range set forth on the cover page of this prospectus.

Summary Consolidated Financial Information

      The following table summarizes financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(audited)					(unaudited)

	(Dollars in thousands, except share and per share data)
Statement of Operations Data(1):
Sales	$161,755	$254,343	$351,829	$557,002	$505,709	$134,556	$134,714
Cost of sales	108,767	179,693	267,514	470,647	414,310	118,143	114,553

Gross profit	52,988	74,650	84,315	86,355	91,399	16,413	20,161
Selling, general and administrative expenses	5,649	16,802	19,577	25,544	27,413	7,731	7,333
Recapitalization expense(2)	—	—	22,425	—	—	—	—
Amortization of intangibles	20,680	16,861	11,167	11,289	14,735	2,862	616

Operating income	26,659	40,987	31,146	49,522	49,251	5,820	12,212
Interest expense, net	13,981	20,533	37,326	62,538	53,618	14,180	11,954

Income (loss) before income taxes and extraordinary item	12,678	20,454	(6,180)	(13,016)	(4,367)	(8,360)	258
Provision (benefit) for income taxes	4,954	8,299	(595)	(3,542)	2,555	(2,996)	363

Income (loss) before extraordinary item	7,724	12,155	(5,585)	(9,474)	(6,922)	(5,364)	(105)
Extraordinary item(3)	—	805	8,112	—	—	—	—

Net income (loss)	$7,724	$11,350	$(13,697)	$(9,474)	$(6,922)	$(5,364)	$(105)

Pro Forma Data(4):
Earnings (loss) per share(5):
Basic
Diluted
Weighted average common shares outstanding:
Basic
Diluted
Other Data:
EBITDA(6)	$57,696	$77,024	$67,841	$97,961	$106,098	$19,454	$24,058
Net cash provided by (used for):
Operating activities	$29,629	$39,055	$19,532	$49,550	$37,055	$3,327	$9,604
Investing activities	(24,530)	(109,418)	(222,820)	(108,562)	(37,215)	(9,174)	(4,050)
Financing activities	(12,287)	59,871	204,593	62,496	(3,886)	2,619	(5,532)
Depreciation and amortization	31,037	36,037	36,695	48,439	56,847	13,634	11,846
Capital expenditures, net	24,530	34,640	33,005	102,948	37,215	9,174	4,050

	At March 31, 2002

	Actual	As Adjusted(7)

	(unaudited)
Balance Sheet Data:
Working capital (deficit)	$(50,188)
Total assets	692,197
Total debt	544,023
Redeemable common stock	60,000	—
Total stockholders’ investment (deficit)(8)	(28,298)

footnotes to table on following page

(1)	We acquired: (i) Morris Ashby Ltd. on January 12, 1998, (ii) Fundiciones Viuda de Ansola, S.A. on April 30, 1998, (iii) Inyecta Alum, S.A. de C.V. on August 17, 1999, (iv) Nelson Metal Products Corporation on October 19, 1999 and (v) Shoreline Industries, Inc. and its affiliate, Generation Machine, on March 17, 2000. The results of operations of these acquired businesses have been included in our consolidated financial statements since their respective dates of acquisition. Our results of operations for periods prior to these acquisitions may not be comparable to our results of operations for subsequent periods.

(2)	Reflects the compensation expense associated with the redemption of employee stock options in connection with our April 1999 recapitalization.

(3)	Extraordinary item represents the write-off of deferred financing fees.

(4)	The pro forma data give effect to the sale of shares of our Class A common stock and the application of the estimated net proceeds therefrom as described under the caption “Use of Proceeds” as if such transaction was completed at the beginning of the period presented. Adjustments include the elimination of $ million of interest expense associated with the debt repaid using the net proceeds of this offering and the related charge for the write-off of deferred costs associated with debt that will be extinguished, the issuance of shares of Class A common stock in this offering and the reclassification of our existing classes of common stock into Class B common stock. The pro forma financial data does not purport to represent what our results of operations actually would have been if this offering had occurred as of the dates indicated or what our results will be in any future period.

(5)	Pro forma earnings (loss) per share and weighted average common shares outstanding were determined for the periods presented assuming the conversion of all shares issued prior to the initial public offering to shares that will be outstanding after the offering. Pro forma earnings (loss) per share computations also assume the inclusion of the additional shares issued pursuant to this offering and the resulting interest savings, net of tax, assuming that proceeds from this offering were used to retire $ million of debt in all periods presented.

(6)	“EBITDA” is operating income plus depreciation and amortization expense. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We, however, believe it is generally accepted that EBITDA provides useful information regarding a company’s ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

(7)	The “As Adjusted” column reflects the sale of shares of our Class A common stock and the application of the estimated net proceeds therefrom and the related charge for the write-off of deferred costs associated with debt that will be extinguished, as described under the caption “Use of Proceeds” as if such transaction was completed on March 31, 2002.

(8)	In connection with our April 1999 recapitalization, we redeemed a portion of our outstanding shares for approximately $348.1 million, which was recorded as a reduction of stockholders’ investment.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In this case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment in our Class A common stock.

Risks Related to Our Business and Industry

We are dependent on Ford and GM as our largest customers and on selected vehicle programs.

      Our sales from Ford and GM represented approximately 52% and 36%, respectively, of our sales in both 2001 and 2000 and approximately 54% and 28%, respectively, of our sales in 1999. The contracts we have entered into with many of our customers provide for supplying the customers’ requirements for a particular vehicle platform or model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the platform or model, usually three to seven years, and do not require the purchase by the customer of any minimum number of parts. Therefore, any significant reduction in demand for vehicles manufactured by Ford or GM for which we produce parts or for certain other key models or group of related models sold by any of our major customers could have a material adverse effect on our existing and future sales.

Automotive OEMs have historically had significant leverage over their outside suppliers.

      The automotive component supply industry is fragmented and serves a limited number of automotive OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. For example, outside suppliers are subject to substantial continuing pressure from the major OEMs to reduce the cost of their products. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, changes in OEMs’ purchasing policies or payment practices could have an adverse effect on our business.

Cyclicality and seasonality in the automotive market could adversely affect us.

      The automotive market is highly cyclical and is dependent on consumer spending. For example, during the third and fourth quarters of 2000, OEMs reduced production levels in response to a decline in consumer demand. The decline continued throughout 2001. Economic factors adversely affecting automotive production and consumer spending could adversely impact our sales and net income. For example, production cuts by Ford and GM in 2001 adversely affected our sales and net income. Our sales in 2001 declined by approximately $51.3 million, or approximately 9.2%, compared to our sales in 2000. In addition, because we have significant fixed production costs, relatively modest declines in our customers’ production levels can have a significant adverse impact on our profitability.

      Our business is also somewhat seasonal. We typically experience decreased sales and operating income during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July and August for vacations and new model changeovers.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance organic growth and strategic acquisitions, alliances and partnerships.

      We have a significant amount of indebtedness. As of March 31, 2002 after giving effect to this offering, our total indebtedness including current maturities would have been $           million. After giving effect to this offering, our required debt service payments under our senior credit facility during 2002, 2003 and 2004 will be $           million, $           million and $           million, respectively.

      Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

•	make it more difficult to pursue strategic acquisitions, alliances and partnerships;

•	require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes; and

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate indebtedness is not covered by interest rate hedge agreements.

      Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. For example, the general slowdown in the U.S. economy that resulted in lower automotive production during 2001 had a negative impact on our operations. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purpose. There is no assurance that refinancings or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Restrictions in our debt instruments limit our ability to incur additional debt, make acquisitions and make other investments.

      Our debt instruments contain covenants that restrict our ability to make distributions to stockholders or other payments unless we satisfy certain financial tests and comply with various financial ratios. If we do not satisfy such tests or comply with such ratios, our creditors could declare a default under our debt instruments, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our debt instruments may be affected by changes in economic or business conditions beyond our control. If we do not complete this offering or another debt-reducing transaction prior to the end of 2002, it is likely that we will not be in compliance with the total debt/ EBITDA ratio in our senior credit facility as of December 31, 2002.

      Our debt instruments also contain covenants that limit our ability to incur indebtedness, acquire other businesses, make capital expenditures and impose various other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

Since the April 1999 recapitalization, we have sustained significant net losses and may not achieve profitability in the future.

      We have experienced significant net losses since our April 1999 recapitalization. We reported net losses of $13.7 million, $9.5 million and $6.9 million in 1999, 2000 and 2001, respectively. Our net losses have resulted primarily from interest costs related to funds borrowed in connection with the recapitalization. In addition, we have incurred additional interest costs associated with borrowings to finance additional acquisitions and capital expenditures. As of March 31, 2002, we had a stockholders’ deficit of approximately $28.3 million. Lack of profitability would harm our financial condition and adversely impact our business.

We are subject to certain risks associated with our foreign operations.

      We have significant international operations, specifically in Europe as a result of our operations in the UK and Spain. Certain risks are inherent in international operations, including:

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in countries where we operate may have an adverse effect on their operations in those countries;

•	the difficulties associated with managing a large organization spread throughout various countries; and

•	required compliance with a variety of foreign laws and regulations.

      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business as a whole.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.

      We generate a significant portion of our sales and incur a significant portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. For example, the weakening of European currencies in relation to the U.S. dollar had a negative impact on our sales of $7.2 million in 2000, $3.8 million in 2001 and $0.7 million in the first quarter of 2002.

We may be adversely affected as a result of the long lead times for sales.

      We typically compete for business at the beginning of the development of new components, upon customer redesign of existing components and upon customer decisions to outsource captive component production. For many of our customers, including the automotive and light truck OEMs, new component development generally begins two to five years prior to the marketing of the platform(s) containing such components to the public. As a result of the relatively long lead times required for many of our complex castings, it may be difficult in the short term for us to obtain new sales to replace any unexpected decline in sales of existing components. We may incur significant expense in preparing to meet anticipated customer requirements which may not be recovered.

We may not realize all of the sales expected from new program awards.

      The realization of additional sales from new program awards is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our customers will actually produce as well as the timing of such production. In addition, our customers generally have the right to discontinue a program or replace us with another supplier at any time for a variety of reasons. As a result, all of the approximately $120 million in net new sales, expected to be fully realized by 2005, may not actually result in firm orders from customers. We also incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our sales and net income may be adversely affected. We cannot predict our customers’ demands for the products we supply either in the aggregate or for particular reporting periods.

Our inability to compete effectively in the highly competitive automotive supply industry could result in the loss of customers, which could have an adverse effect on our sales and operating results.

      The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, we compete with divisions of our OEM customers. Our products may not be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decreased sales and profitability. In addition, our competitive position in the automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic acquisitions or establishing joint ventures that will enable us to continue to expand our global presence.

We may be unable to complete additional strategic acquisitions or we may encounter unforeseen difficulties in integrating acquisitions.

      The automotive component supply industry has undergone, and is likely to continue to experience, consolidation as OEMs seek to reduce costs and reduce their supplier base. We intend to actively pursue acquisition targets that will allow us to continue to expand into new geographic markets, add new customers, and provide new product, manufacturing and service capabilities or increase model penetration with existing customers. There can be no assurance that we will find attractive acquisition candidates or successfully integrate acquired businesses into our existing business. If the expected synergies from such acquisitions do not materialize or we fail to successfully integrate new businesses into our existing businesses, our results of operations could be adversely affected. For example, our operating results in 2000 were adversely affected by greater labor inefficiencies, excess scrap and premium freight costs at facilities we acquired in the Nelson acquisition. To the extent that we may be considered as an acquisition candidate by a third party, certain provisions in our certificate of incorporation and our by-laws may inhibit a change in control.

We may be adversely impacted by work stoppages and other labor matters.

      Many OEMs and their suppliers have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, or “UAW,” led to the shut down of most of GM’s North American assembly plants in June and July 1998, which had a negative impact on our 1998 sales. The master collective bargaining agreements between each of GM, Ford and DaimlerChrysler and the Canadian Auto Workers and the UAW expire in 2002 and 2003, respectively. In the event that one or more of our customers or their suppliers experience a material work stoppage, such work stoppage could have a material adverse effect on our business. In addition, our Grandville, Michigan facility is party to a collective bargaining agreement with the UAW, which expires in August 2004, and several of our European operations either recognize a union or have employees that are individually members of a union. In total, approximately 5.5% of our employees are subject to a collective bargaining agreement and/or members of a union. We cannot assure you that we will not encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees.

We may be adversely affected by the impact of environmental and safety regulations to which we are subject.

      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. We do not expect that our capital expenditures for environmental control will be material for the current or succeeding fiscal year.

      We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which these facilities sent waste containing hazardous substances. The amount of such liability could be material. See “Business — Environmental Matters.”

Our earnings could decline if we write off goodwill as a result of our various acquisitions or record restructuring charges.

      As a result of our various acquisitions we have accumulated a substantial amount of goodwill, amounting to $287.2 million as of March 31, 2002. Due to new accounting standards that went into effect on January 1, 2002, goodwill and other intangible assets with indefinite lives are not amortized but rather tested for impairment annually. As a result, we are currently in the process of performing our initial goodwill impairment review under these new accounting standards. We expect to complete this initial review during the second quarter of 2002 and if we determine that significant impairment has occurred, we would be required to write-off the impaired portion of goodwill, which would be recorded as a cumulative adjustment effective as of January 1, 2002. Preliminary indications suggest that we will record a transitional impairment charge in the range of $           million to $           million. However, we are in the process of finalizing the amount of the charge we will take, if any. It is possible that the amount of any charge that we take after completing the formal appraisal process may not fall within the range suggested by our preliminary analysis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recently Issued Accounting Pronouncements.”

      An important element of our business strategy is to continue to pursue continuous operating improvements. In connection therewith, we continually review the utilization at our facilities and equipment and, when appropriate, make changes to improve our operating efficiency. For example, beginning in 2002 and continuing in 2003 we intend to relocate certain production from higher-cost facilities to our most efficient, low-cost facilities. This relocation or similar changes may require us to incur restructuring costs, which would have a negative impact on our earnings for the period in which we record the charge.

Certain stockholders currently control all matters submitted to a stockholder vote.

      Upon completion of the offering, Onex and its affiliates and the other existing stockholders will beneficially own all of the outstanding shares of Class B common stock. Each share of Class B common stock has ten votes as compared to one vote for each share of Class A common stock, and thus the outstanding Class B common stock will represent      % of the combined voting power of the outstanding common stock after the completion of the offering (     % if the underwriters’ over-allotment option is exercised in full). In addition, all of our existing stockholders have entered into agreements to vote their shares for the election of directors designated by certain of the existing stockholders. As a result of such stock ownership and voting agreements, the existing stockholders will be able to control the vote on all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and the by-laws and approval of significant corporate transactions. See “Description of Capital Stock.” Such consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of the company that might be otherwise beneficial to stockholders. See “Principal Stockholders.”

Risks Relating to this Offering

The initial public offering price is significantly higher than the book value of our Class A common stock, and you will experience immediate and substantial dilution in the book value of your investment.

      Prior investors paid a lower per share price than the price in this offering. The initial public offering price is substantially higher than the net book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase Class A common stock in this offering, you will incur immediate and substantial dilution of $          per share. See “Dilution.”

Future sales of our Class A common stock, including the shares purchased in this offering, may depress our stock price.

      Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding                      shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the                      shares of Class A common stock sold in this offering and an additional            shares held by our existing stockholders will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional                      million shares will be eligible for sale in the public market. After the closing of this offering, holders of            shares will be entitled to registration rights with respect to the registration of their shares under the Securities Act. See “Shares Eligible for Future Sale.”

An active public market for our Class A common stock may not develop, which could impede your ability to sell your shares and depress our stock price.

      Before this offering, you could not buy or sell our common stock on the public market. An active public market for our Class A common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price.

We may be subject to risks as a result of Arthur Andersen LLP serving as our independent auditor.

      Arthur Andersen LLP, our independent public accountant, provides us with auditing services, including an audit report with respect to the financial statements contained in this prospectus. Arthur Andersen is the subject of litigation and was indicted with respect to its activities in connection with Enron Corp. Arthur Andersen may fail, may merge with or have its assets sold to a third party, may lose critical personnel or may seek protection from creditors. In the event that Arthur Andersen fails, does not otherwise continue in business or seeks protection from creditors, Arthur Andersen may have insufficient assets available to satisfy any claims made by investors or by us with respect to this offering, including claims under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement of which this prospectus forms a part, including the financial statements covered by their report.

      The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to their clients. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us. In such a case, we would be required to engage new independent certified public accountants or take such other actions as may be necessary to enable us to maintain access to the capital markets and comply with our financial reporting and other obligations as a public company in a timely manner.

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

      Certain provisions of our certificate of incorporation and by-laws, to be effective upon consummation of this offering, may inhibit changes in control of our company not approved by our board of directors. These provisions include:

•	disparate voting rights per share between the Class A common stock and the Class B common stock;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

      We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15.0% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed above under the heading “Risk Factors” and in the other sections of this prospectus provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. These factors include, among other things, the following:

•	changes in general economic conditions in the United States and Europe;

•	our reliance on major customers and selected models;

•	the cyclicality and seasonality of the automotive market;

•	the failure to complete additional strategic acquisitions or encounter unseen difficulties in integrating acquisitions;

•	the degree to which we are leveraged;

•	obtaining new business on new and redesigned models;

•	the ability to achieve the anticipated volume of production from new and planned supply programs;

•	general economic or business conditions affecting the automotive industry (which is dependent on consumer spending), either nationally or regionally, being less favorable than expected;

•	our failure to develop new applications of aluminum in automobiles;

•	increased competition in the automotive components supply market;

•	unforeseen problems associated with international sales, including gains and losses from foreign currency exchange;

•	implementation of or changes in the laws, regulations or policies governing the automotive industry that could negatively affect the automotive components supply industry; and

•	impact of legal proceedings.

      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update beyond that required by law any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of                    shares of Class A common stock in this offering will be approximately $      million, assuming an initial public offering price of $          per share, the midpoint of the range set forth on the cover of this prospectus. Our net proceeds will be $           million if the underwriters exercise their over-allotment option in full.

      We intend to use all of the net proceeds from this offering to repay existing term loan indebtedness under our senior credit facility. Our tranche A term loan has a final maturity of April 2005 and our tranche B term loan has a final maturity of October 21, 2006. Our revolving credit facility has a scheduled final maturity of April 21, 2005. The senior credit facility bears interest at variable rates. As of March 31, 2002, interest rates on borrowings under the senior credit facilities ranged from 5.1% to 7.2%.

DIVIDEND POLICY

      We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. The payment of dividends by us to holders of our common stock is prohibited by our existing senior credit facility and is limited by the indenture governing our 11 1/2% senior subordinated notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

THE RECLASSIFICATION

      Prior to this offering, we had eight classes of common stock outstanding designated as class A, class A-1, class B, class C, class D-1, class D-2, class E and class P. Our outstanding classes of common stock generally differ with respect to dividend, liquidation preference and voting rights. Contingent upon consummation of this offering, each class of our common stock will be reclassified into new Class B common stock. All of our existing stockholders will receive shares of new Class B common stock in the reclassification. The number of shares of new Class B common stock that will be issued as a result of the reclassification of our existing classes of common stock will be determined according to the relative preference rankings of such existing common stock and the initial public offering price of the new Class A common stock.

      The Class A common stock being offered hereby and the Class B common stock will be identical except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes until such time as the number of outstanding shares of Class B common stock is less than 10% of the number of shares of Class B common stock outstanding as of the consummation of this offering, at which time each outstanding share of Class B common stock will thereafter be entitled to one vote on all matters submitted to a vote of stockholders. Except as otherwise required by law or our certificate of incorporation, the Class A common stock and the Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders, including the election of directors. In addition, the Class B common stock is convertible into shares of Class A common stock on a share-for-share basis at any time at the option of any holder thereof, and is mandatorily convertible upon any transfer by the holder to any person other than an affiliate of such holder or another holder of Class B common stock. For more information regarding the terms of our common stock following this offering, see “Description of Capital Stock.”

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2002 on an actual basis and as adjusted for our sale of                    shares of Class A common stock pursuant to this offering, assuming an offering price of $          per share, the midpoint of the range set forth on the cover of this prospectus, and the application of the net proceeds therefrom as described in “Use of Proceeds.”

      This table should be read in conjunction with the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	As of March 31, 2002

	Actual	As Adjusted

	(unaudited)
	(In thousands, except
	share and per share data)
Cash and cash equivalents	$1,047	$

Long-term debt (including current maturities):
Senior credit facility:
Revolving credit facility(1)	$26,643	$
Tranche A term loan	140,721
Tranche B term loan	149,703
Other, net	51,956
11 1/2% senior subordinated notes	175,000

Total long-term debt	544,023

Redeemable Class P common stock	60,000
Stockholders’ investment (deficit)(2):
Existing common stock (Class A, Class A-1, Class B, Class C, Class D-1, Class D-2 and Class E)	—
Preferred stock, $.01 par value per share; 5,000,000 shares authorized; none issued or outstanding	—
New Class A common stock, $.01 par value per share; shares authorized; issued and outstanding on an as adjusted basis	—
New Class B common stock, $.01 par value per share; shares authorized; issued and outstanding on an as adjusted basis	—
Additional paid-in capital	90,442
Accumulated deficit	(107,600)
Accumulated other comprehensive loss	(11,140)

Total stockholders’ investment (deficit)	(28,298)

Total capitalization	$575,725	$

(1)	As of March 31, 2002, we had $38.9 million of additional availability under our revolving credit facility, net of letters of credit of $24.5 million.

(2)	In connection with our April 1999 recapitalization, we redeemed a portion of our outstanding shares for approximately $348.1 million, which was recorded as a reduction of stockholders’ investment.

DILUTION

      Our pro forma net tangible book value as of March 31, 2002 was $                     million, or $          per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of            million shares of common stock in this offering, based upon an assumed initial public offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus, our pro forma net tangible book value as of March 31, 2002 would have been approximately $                    million, or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $          per share and an immediate dilution to new investors in this offering of $           per share. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2002	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share as of March 31, 2002 after the offering

Pro forma net tangible book value dilution per share to new investors		$

      The following table summarizes, as of March 31, 2002, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of Class A common stock in this offering. The calculation below is based on an offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting and offering expenses payable by us:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders (Class B common stock)		%	$	%	$
New public investors (Class A common stock)

Total		%	$	%

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data, except for earnings (loss) per share and weighted average common shares outstanding data, as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, and as of March 31, 2002 and for the three months ended March 31, 2001 and March 31, 2002, are derived from our consolidated financial statements that are included elsewhere in this prospectus. The unaudited financial data as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 include certain adjustments, all of which are normal recurring adjustments, which our management considers necessary for a fair presentation of our results for these unaudited periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results of operations which we expect for the full 2002 calendar year.

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(audited)					(unaudited)

	(Dollars in thousands, except share and per share data)
Statement of Operations Data(1):
Sales	$161,755	$254,343	$351,829	$557,002	$505,709	$134,556	$134,714
Cost of sales	108,767	179,693	267,514	470,647	414,310	118,143	114,553

Gross profit	52,988	74,650	84,315	86,355	91,399	16,413	20,161
Selling, general and administrative expenses	5,649	16,802	19,577	25,544	27,413	7,731	7,333
Recapitalization expense(2)	—	—	22,425	—	—	—	—
Amortization of intangibles	20,680	16,861	11,167	11,289	14,735	2,862	616

Operating income	26,659	40,987	31,146	49,522	49,251	5,820	12,212
Interest expense, net	13,981	20,533	37,326	62,538	53,618	14,180	11,954

Income (loss) before income taxes and extraordinary item	12,678	20,454	(6,180)	(13,016)	(4,367)	(8,360)	258
Provision (benefit) for income taxes	4,954	8,299	(595)	(3,542)	2,555	(2,996)	363

Income (loss) before extraordinary item	7,724	12,155	(5,585)	(9,474)	(6,922)	(5,364)	(105)
Extraordinary item(3)	—	805	8,112	—	—	—	—

Net income (loss)	$7,724	$11,350	$(13,697)	$(9,474)	$(6,922)	$(5,364)	$(105)

Basic and diluted earnings (loss) per share(4)(5):
Common			$(248.75)	$(175.87)	$(170.97)	$(90.74)	$(16.69)
Class A-1 common stock			—	$137.41	$66.12	$(11.71)	$(16.69)
Class P common stock			—	$157.40	$165.92	$(6.52)	$67.54
Basic and diluted weighted average common shares outstanding(5):
Common			56,120	55,414	57,069	57,171	56,839
Class A-1 common stock			—	600	7,124	7,124	7,124
Class P common stock			—	1,200	14,248	14,248	14,248
Cash dividends per share declared on Class P common stock(6)			—	$28.07	$336.89	$84.22	$84.22

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(audited)					(unaudited)

	(Dollars in thousands)
Other Data:
EBITDA(7)	$57,696	$77,024	$67,841	$97,961	$106,098	$19,454	$24,058
Net cash provided by (used for):
Operating activities	$29,629	$39,055	$19,532	$49,550	$37,055	$3,327	$9,604
Investing activities	(24,530)	(109,418)	(222,820)	(108,562)	(37,215)	(9,174)	(4,050)
Financing activities	(12,287)	59,871	204,593	62,496	(3,886)	2,619	(5,532)
Depreciation and amortization	31,037	36,037	36,695	48,439	56,847	13,634	11,846
Capital expenditures, net	24,530	34,640	33,005	102,948	37,215	9,174	4,050
Balance Sheet Data (at end of period):
Working capital (deficit)	$23,894	$22,233	$15,366	$(16,723)	$(48,807)	$(27,626)	$(50,188)
Total assets	235,202	404,793	695,234	776,544	700,909	756,014	692,197
Total debt	134,391	211,580	606,444	555,891	551,241	554,509	544,023
Redeemable common stock	—	—	—	60,000	60,000	60,000	60,000
Total stockholders’ investment (deficit)	76,807	124,688	(41,593)	(7,669)	(26,696)	(20,393)	(28,298)

(1)	We acquired: (i) Morris Ashby Ltd. on January 12, 1998, (ii) Fundiciones Viuda de Ansola, S.A. on April 30, 1998, (iii) Inyecta Alum, S.A. de C.V. on August 17, 1999, (iv) Nelson Metal Products Corporation on October 19, 1999 and (v) Shoreline Industries, Inc. and its affiliate, Generation Machine, on March 17, 2000. The results of operations of these acquired businesses have been included in our consolidated financial statements since their respective dates of acquisition. Our results of operations for periods prior to these acquisitions may not be comparable to our results of operations for subsequent periods.

(2)	Reflects the compensation expense associated with the redemption of employee stock options in connection with the April 1999 recapitalization.

(3)	Extraordinary item represents the write-off of deferred financing fees.

(4)	After reducing net earnings or increasing net loss for dividends on our Class A-1 and Class P common stock, earnings (loss) per share for all periods were computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS No. 128). Basic weighted average share computations include all common stock outstanding, and shares that were payable for stock dividends on the Class A-1 common stock that had not been issued. See note 2 to our audited consolidated financial statements for further descriptions of our common stock.

SFAS No. 128 also requires the use of the two-class method when different classes of common stock have varying dividend rights. As described in our financial statements, our Class A-1 and Class P common stock receive priorities on dividends prior to the payment of dividends to other classes of common stock.

For periods in which we incurred a net loss and for certain other periods, the inclusion of convertible notes would have been anti-dilutive, or decreased our loss per share. In such periods, our fully diluted per share computations are equal to the basic per share computations.

(5)	Basic and diluted earnings (loss) per share and weighted average common shares outstanding for the periods prior to the 1999 recapitalization have not been presented, as such amounts are not comparable to subsequent periods.

(6)	Cash dividends on Class P common stock have been accrued but not paid. Upon consummation of this offering, the unpaid dividends will be paid in stock and factored in the reclassification of the Class P common stock into Class B common stock. Dividends declared for the year ended December 31, 2000 represent one month’s dividends, as the Class P common stock was issued on November 30, 2000.

(7)	“EBITDA” is operating income plus depreciation and amortization expense. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We, however, believe it is generally accepted that EBITDA provides useful information regarding a company’s ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The forward-looking statements in this discussion regarding the automotive supply industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Introduction

      We are one of the world’s largest independent designers and manufacturers of aluminum die cast components for automotive OEMs. Over the last five years, our sales have increased at a compound annual growth rate of 33.0%, from $161.8 million in 1997 to $505.7 million in 2001. This increase has resulted from both organic growth and a focused acquisition strategy. Excluding acquisitions, our sales grew organically at a CAGR of 12.1% over the last five years. Since 1996, we have substantially expanded our design, engineering and manufacturing capabilities. Additionally, we completed several acquisitions that have expanded our operations from a single facility to thirteen plants located throughout North America and Europe.

      Our organic growth has been the result of business awards on new vehicle platforms for both existing and new customers and the expansion of our manufacturing capabilities to include large die cast components and machining and assembly operations. In 1997, we began producing transmission cases for Ford. These transmission cases weigh over 45 pounds and are the largest products we manufacture. We believe we are one of only a few independent die casters that have the ability to manufacture these types of products. During this time, we also expanded the value-add services we offer our customers by adding machining and assembling capabilities. Currently, we machine and assemble approximately 70% of the components we cast.

      Over the same period of time, we completed three strategic acquisitions to increase our capabilities and expand our global reach. In January 1998, we acquired Morris Ashby Ltd., or “JLF UK,” which provided a European manufacturing base to service our existing customers in Europe. The acquisition also added new customers, gravity casting capabilities, as well as entry into the market for medium and smaller die cast components. In April 1998, we expanded our European presence through the acquisition of Fundiciones Viuda de Ansola, S.A., or “Ansola,” a low-cost manufacturer of aluminum die cast automotive components in Spain. In October 1999, we expanded our presence in the market for highly complex, aluminum transmission case castings, while adding new processing technologies through the acquisition of Nelson.

      We derive substantially all of our sales from automotive OEMs and Tier 1 suppliers. The automotive industry is highly cyclical and dependent upon consumer spending. During the third and fourth quarters of 2000, OEMs reduced production levels in response to a decline in consumer demand. This decline continued throughout 2001. Overall, North American automotive and light truck production decreased approximately 9.8% in 2001 as compared to the prior year. In recent months, OEMs’ production levels have increased as market conditions have improved. North American automotive production increased approximately 6.0% in the first quarter of 2002 as compared to the first quarter of 2001.

Recent Strategic and Operating Initiatives

      Over the last 18 months, we have completed a number of strategic and operating initiatives, including the following:

•	Strengthening Senior Leadership. In February 2001, David S. Hoyte was named our President and Chief Executive Officer, and in November 2000, Mark S. Burgess was named Executive Vice President and Chief Financial Officer. Mr. Hoyte has over 30 years of experience in the automotive industry, with substantial experience in implementing cost reduction initiatives, effective management systems, lean manufacturing principles, acquisition integration and new business growth in a variety of operating environments. Mr. Burgess has over 11 years of experience in manufacturing industries, with a focus on acquisition integration, business growth, accounting and financial control systems and cost control measures across large organizations. These individuals, together with Hidden Creek Industries, were instrumental in the development and implementation of our recent operational improvements and cost reduction initiatives.

•	Operating Improvements at Acquired Facilities. During the second half of 2000, we experienced greater than anticipated labor inefficiencies, excess scrap and premium freight costs at facilities we acquired in the Nelson acquisition. These issues resulted from the inability of these facilities to handle multiple launches of significant new programs under existing local management and operating conditions. To address these issues, we implemented a comprehensive action plan that included new operating systems and disciplines, the investment of over $40 million to upgrade equipment and technology and the addition of new local leadership depth. This plan resulted in substantial labor and manufacturing cost savings, as well as significant improvements in working capital, product quality, delivery times and equipment down time at these facilities.

•	Comprehensive Cost Reduction and Productivity Improvement Programs. In response to the downturn in the automotive industry that began in the second half of 2000, we developed and began to implement comprehensive cost reduction and productivity improvement programs across all of our operations. These programs included the commencement of lean manufacturing principles and disciplined cost controls. In addition, we reduced employee headcount from 4,045 at the end of 2000 to 3,599 at the end of the first quarter of 2002, leading to increased sales per employee of approximately 11.6% over the period.

      Together, these operating improvement initiatives have resulted in manufacturing cost savings of over $20 million in 2001. In addition, these initiatives have contributed to the improvement in our EBITDA margin from 17.6% in 2000 to 21.0% in 2001. We expect to realize additional cost savings from the ongoing implementation of lean manufacturing principles at our facilities and the planned relocation beginning in 2002 and continuing in 2003 of certain products from high-cost facilities to our most efficient, low-cost facilities. We believe these strategic initiatives, when combined with our new business awards, will enable us to maintain operating margins that are among the highest in our industry.

Results of Operations

      The following table sets forth the percentage relationship of certain items to sales for the period indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

	(audited)			(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	76.0	84.5	81.9	87.8	85.0

Gross profit	24.0	15.5	18.1	12.2	15.0
Selling, general and administrative expenses	5.6	4.6	5.4	5.7	5.4
Recapitalization expense	6.4	—	—	—	—
Amortization of intangibles	3.2	2.0	2.9	2.1	0.5

Operating income	8.8	8.9	9.8	4.4	9.1
Interest expense	10.6	11.2	10.6	10.5	8.9

Income (loss) before income taxes and extraordinary item	(1.8)	(2.3)	(0.8)	(6.1)	0.2
Provision (benefit) for income taxes	(0.2)	(0.6)	0.5	(2.2)	0.3
Extraordinary item	2.3	—	—	—	—

Net loss	(3.9)%	(1.7)%	(1.3)%	(3.9)%	(0.1)%

Comparison of Three Months Ended March 31, 2002 to Three Months Ended March 31, 2001

      Sales. Sales for the first quarter of 2002 increased by approximately $0.1 million, to $134.7 million from $134.6 million in the first quarter of 2001. North American light vehicle production was 5.5% higher in the first quarter of 2002 compared with the first quarter of 2001. This North American market improvement positively impacted sales for the quarter by approximately $3.6 million. In addition, UK sales improved $2.0 million in the first quarter as a result of the ramp-up of certain new programs. Offsetting these overall improvements was a $4.8 million reduction in sales associated with the resourcing of certain low margin components by a customer and $0.7 million in foreign exchange weakening against the dollar.

      Cost of Sales. Cost of sales for the first quarter of 2002 was $114.6 million, or 85.0% of sales, compared to $118.1 million, or 87.8% of sales, in the first quarter of 2001. The decrease in costs was primarily due to expense reductions and lower supplies, maintenance, freight and utility expenses resulting from cost reductions and aggressive purchasing initiatives implemented by us. These reductions were partially offset by accruals for employee incentive programs implemented during 2002 and higher benefit costs.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.4 million to $7.3 million in the first quarter of 2002 from $7.7 million in the first quarter of 2001. The decrease was a result of continued cost reduction improvements partially offset by the addition of corporate staffing requirements.

      Amortization Expense. The adoption of SFAS No. 142, which resulted in the discontinuation of goodwill amortization effective January 1, 2002, decreased amortization expense by approximately $2.3 million, to $0.6 million in the first quarter of 2002 from $2.9 million in the first quarter of 2001.

      Interest Expense. Interest expense for the first quarter of 2002 decreased $2.2 million, to $12.0 million compared to $14.2 million in the first quarter of 2001. The decrease was due primarily to lower weighted average interest rates during the first quarter of 2002.

      Income Taxes. The income tax provision for the first quarter of 2002 was $0.4 million. It was not a meaningful percent of pretax income due to a valuation allowance assigned to foreign losses. The income tax provision is the result of foreign and state minimum income taxes. The income tax benefit for the first quarter of 2001 was $3.0 million, or 35.8% of pretax income.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

      Sales. Sales for the year ended December 31, 2001 decreased by $51.3 million, or approximately 9.2%, to $505.7 million from $557.0 million for the year ended December 31, 2000. Sales from our North American operations decreased from $473.9 million in 2000 to $425.6 million in 2001. This 10.2% decrease was due to lower customer production levels on several vehicles we serve including, Ford Explorer, Ranger and F-Series trucks. Overall, North American automotive and light truck production decreased approximately 12% in 2001 as compared to the prior year. Sales from our European operations decreased from $83.1 million in 2000 to $80.1 million in 2001. Changes in currency exchange rates had the effect of reducing sales from the European operations by $3.7 million in 2001. Excluding the effects of the change in exchange rates, sales from our European operations were relatively constant between years.

      Cost of Sales. Cost of sales for the year ended December 31, 2001 decreased by $56.3 million, or approximately 12.0%, to $414.3 million from $470.6 million for the year ended December 31, 2000. As a percentage of sales, cost of sales was 81.9% in 2001 compared to 84.5% in 2000. The improvement in gross margins is attributable to our company-wide cost reduction initiatives that were implemented during 2001. These initiatives included improved labor productivity, reduction of overtime, freight and scrap expenses at the Nelson facilities and centralized purchasing management to take advantage of quantity discounts from suppliers.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2001 increased $1.9 million, or approximately 7.5%, to $27.4 million from $25.5 million for the year ended December 31, 2000. The increase was due primarily to increased staffing levels in several key areas including executive management, finance and marketing. As a percentage of sales, SG&A expenses were 5.4% in 2001 compared to 4.6% in 2000.

      Amortization Expense. Amortization expense for the year ended December 31, 2001 increased $3.4 million, or approximately 30.1%, to $14.7 million from $11.3 million for the year ended December 31, 2000. During the fourth quarter of 2001, we concluded the unamortized balance of goodwill related to our Mexican operation was not realizable. Accordingly, amortization expense for 2001 includes approximately $4.0 million related to the write-off of this goodwill. The remaining goodwill is being amortized on a straight-line basis over 40 years.

      Interest Expense. Interest expense for the year ended December 31, 2001 decreased $8.9 million, or approximately 14.2%, to $53.6 million from $62.5 million for the year ended December 31, 2000. The decrease is due to lower average interest rates on our floating rate indebtedness during 2001. Average rates on our senior term loans averaged over 9% at December 31, 2000 and averaged less than 6% at December 31, 2001.

      Income Taxes. Our pretax loss for the year ended December 31, 2001 decreased $8.6 million, or approximately 66.2%, to $4.4 million compared to a pretax loss of $13.0 million in 2000. Despite the pretax loss, we recorded an income tax provision of $2.6 million in 2001. The provision relates to minimum state income taxes for our U.S. operations and from providing a valuation allowance for tax benefits associated with foreign losses. In 2000, we recorded an income tax benefit of $3.5 million, representing an effective tax rate of 27.2%. The effective tax rate is less than the federal statutory rate due primarily to the effects of non-deductible goodwill amortization.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

      Sales. Sales for the year ended December 31, 2000 increased by $205.2 million, or approximately 58.3%, to $557.0 million from $351.8 million for the year ended December 31, 1999. Approximately

$194.0 million of the increase resulted from our October 1999 acquisition of Nelson. Changes in foreign currency rates had the effect of reducing sales by approximately $7.2 million in 2000. The remaining increase of approximately $18 million is the result of new business that began in 1999, including transmission cases for Ford and oil pans for GM, and the impact of increased light vehicle production by our North American customers.

      Cost of Sales. Cost of sales for the year ended December 31, 2000 increased by $203.1 million, or approximately 75.9%, to $470.6 million from $267.5 million for the year ended December 31, 1999. As a percentage of sales, cost of sales was 84.5% in 2000 compared to 76.0% in 1999. The decrease in gross margins was the result of lower gross margins at the operations we acquired in 1999 and 2000; and operating problems during the third and fourth quarters at the facilities acquired from Nelson. These operating problems resulted in excess labor, freight and scrap costs.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2000 increased by $5.9 million, or approximately 30.1%, to $25.5 million from $19.6 million for the year ended December 31, 1999. The increase was due primarily to incremental costs associated with the operations we acquired in 1999 and 2000. As a percent of sales, selling, general and administrative expenses decreased to 4.6% as compared to 5.6% in 1999.

      Amortization Expense. Amortization expense for the year ended December 31, 2000 increased by $0.1 million, or approximately 1.0%, to $11.3 million from $11.2 million in 1999. Amortization of goodwill related to our acquisitions of Nelson and Shoreline increased amortization expense by approximately $3.4 million in 2000. This was offset by reduced amortization expense of customer relationship assets which became fully amortized in 1999. Goodwill is being amortized on a straight-line basis over 40 years.

      Interest Expense. Interest expense for the year ended December 31, 2000 increased by $25.2 million, or approximately 67.6%, to $62.5 million from $37.3 million for the year ended December 31, 1999. The increase is the result of higher interest rates and increased average amounts outstanding as a result of the April 1999 recapitalization and the acquisition of Nelson.

      Income Taxes. The benefit for income taxes was at an effective rate of 27.2% in 2000 and 9.6% in 1999. The effective rates vary from the federal statutory rate principally as a result of state income taxes, non-deductible goodwill amortization and losses that cannot be deducted until future periods.

Liquidity and Capital Resources

Sources of Cash

      Our principal sources of cash are cash flow from operations, commercial borrowings and sale of equity securities. For the three months ended March 31, 2002 and 2001, we generated cash from operations of $9.6 million and $3.3 million, respectively. Cash generated from operations before changes in working capital items was $11.7 million for 2002 period compared to $8.3 million in 2001. Increases in working capital used cash of $2.1 million during the first quarter of 2002 compared to $4.9 million in the comparable 2001 period. The increases in working capital in the first quarter of 2002 were primarily the result of timing of cash receipts and cash payments.

      Cash generated from operations was $37.1 million for 2001, $49.6 million for 2000 and $19.5 million in 1999. Cash generated from operations before changes in working capital items was $55.9 million in 2001, $38.6 million in 2000 and $32.3 million in 1999. Changes in working capital decreased cash by $18.8 million during 2001, increased cash by $10.9 million in 2000 and decreased cash by $12.8 million in 1999. The decrease in working capital in 2001 as compared to 2000 was primarily the result of a reduction in trade receivables and inventory. The increase in working capital in 2000 as compared to 1999 was primarily the result of the timing of cash receipts and cash payments.

      In connection with our April 1999 recapitalization, we entered into a senior credit facility that provided for aggregate borrowings of approximately $370.0 million. On October 15, 1999, we amended and restated our senior credit facility in connection with our acquisition of Nelson to provide for an additional

$100.0 million of available borrowings. On November 30, 2000, we amended our senior credit facility to defer certain principal repayments scheduled for 2001 to future years and to amend certain restrictive covenants included in the senior credit facility.

      Our senior credit facility currently provides: (A) approximately $187.5 million of term loans, consisting of (i) a $152.5 million term loan to French Automotive, (ii) a pound sterling-denominated term loan to French Automotive in an amount equal to the pound sterling equivalent, determined as of the date such loan was made, of $17.5 million and (iii) a pound sterling-denominated term loan to JLF UK in an amount equal to the pound sterling equivalent, determined as of the date such loan was made, of $17.5 million (collectively, the “tranche A term loan”); (B) a $152.5 million tranche B term loan; and (C) a $90.0 million revolving credit facility. As of March 31, 2002, we had outstanding borrowings of approximately $317.1 million, standby letters of credit of $24.5 million and additional borrowing availability of approximately $38.9 million under our senior credit facility. As of that date, our borrowings under our senior credit facility consisted of $26.6 million under the revolving credit facility, $140.7 million under the tranche A term loan and $149.7 million under the tranche B term loan.

      As of March 31, 2002, interest rates on borrowings under the senior credit facility varied from 5.1% to 7.2%. Borrowings under the tranche A term loan are due and payable April 21, 2005 and borrowings under the tranche B term loan are due and payable on October 21, 2006. The revolving credit facility is available until April 21, 2005. The senior credit facility is secured by all of the assets of and guaranteed by all of our material present and future subsidiaries, in each case with exceptions for certain foreign subsidiaries and to the extent permitted by applicable law. We were in compliance with the restrictive covenants under the senior credit facility at March 31, 2002.

      We intend to use all of the net proceeds from this offering to reduce term loan indebtedness under the senior credit facility. We do not have the ability to reborrow amounts repaid under our term loans. We expect to continue to incur borrowings under the revolving credit facility from time to time for general corporate and working capital purposes.

      In May 1999, we completed an offering of $175.0 million of 11 1/2% senior subordinated notes due 2009. The net proceeds of the offering of approximately $169.6 million and $0.4 million of cash on hand were used to retire all of the borrowings under our subordinated bridge financing facility, $2.5 million of borrowings under the tranche A term loan and $37.5 million of borrowings under the tranche B term loan of the senior credit facility.

      In connection with the October 1999 acquisition of Nelson, we borrowed $30.0 million from Tower Automotive, Inc., or “Tower,” through the issuance of a 7 1/2% convertible subordinated promissory note due October 14, 2009. Tower exchanged its 7 1/2% convertible subordinated promissory note for a total of 7,124 shares of Class A-1 common stock. The Class A-1 common stock accrued pay-in-kind dividends at an annual rate of 7 1/2%. The dividends were payable, at the sole election of the holder, in either (i) shares of Class A-2 common stock equal to the amount of the dividend to be paid divided by $4,211 or (ii) shares of Class A common stock equal to the amount of the dividend to be paid divided by $5,897. As of March 31, 2002, we have accrued $1.9 million in Class A-1 dividends which are included in additional paid-in capital.

      On May 24, 2000, we sold an aggregate of 4,191 shares of our common stock to certain existing stockholders for approximately $17.9 million. We used such proceeds to repay indebtedness incurred in connection with the Nelson acquisition.

      On November 30, 2000, we sold 14,248 shares of nonvoting Class P common stock to certain existing stockholders for an aggregate of $60 million. The Class P common stock accrues dividends at an annual rate of 8% and the dividends are payable in cash at the time of redemption of the Class P common stock. This equity investment was a condition to the amendment to our existing senior credit facility.

      All of our existing classes of common stock will be reclassified into shares of Class B common stock in connection with the offering. See “The Reclassification” and “Description of the Capital Stock.”

Uses of Cash

      Net cash used in investing activities was $4.1 million during the first quarter of 2002 compared to $9.2 million during the comparable 2001 period. Net cash used in investing activities was $37.2 million during 2001, compared to $108.6 million in 2000 and $222.8 million in 1999. Capital expenditures totaled $4.1 million in the first quarter of 2002 and $9.2 million in the comparable 2001 period and were primarily for equipment purchases related to new or replacement programs. In the first quarter of 2002, we entered into a sale leaseback on certain equipment in the amount of $4.6 million at our Glasglow facility. The purchase of this equipment also took place in the first quarter, resulting in essentially no net cash flows. Capital expenditures totaled $37.2 million in 2001, $102.9 million in 2000 and $33.0 million in 1999 and were primarily for equipment purchases related to new or replacement programs, and new building expansions. We expect that capital expenditures will be approximately $40.0 million in 2002.

      Net cash used by financing activities totaled $5.5 million for the first quarter of 2002 compared with net cash provided by financing activities of $2.6 million in the comparable 2001 period. Net cash used in financing activities was $3.9 million in 2001 compared with net cash provided by financing activities of $62.5 million in 2000 and $204.6 million in 1999.

      We spent approximately $5.6 million in 2000 in connection with the acquisition of Shoreline Industries Inc. During 1999, we spent approximately $179.8 million in connection with the acquisition of Nelson and approximately $14.9 million in connection with the acquisition of Inyecta Alum.

      As of March 31, 2002, after giving effect to this offering, we would have had approximately $           million of long-term debt, including capitalized lease obligations, and approximately $           million of stockholders’ investment. Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. For example, the general slowdown in the U.S. economy that resulted in lower automotive production during 2001 had a negative impact on our operations.

      We believe that, based upon current levels of operation, cash flow from operations, borrowings available under our senior credit facility and the net proceeds from this offering will be sufficient to fund our currently anticipated working capital, planned capital expenditures and debt service requirements for the foreseeable future.

     Net Operating Loss Carryforwards

      As of December 31, 2001, we had federal net operating loss carryforwards of approximately $112.5 million which expire in 2018 to 2021, state tax credit carryforwards of $12.3 million which expire through 2016, state net operating loss carryforwards of $44 million which expire in 2014 to 2021, and foreign net operating loss carryforwards which expire in 2018. Future use of these tax benefits are dependent upon our profitability. Management has established valuation allowances for a majority of the state tax credit and state net operating loss carryforwards, and all of the foreign net operating loss carryforwards. In addition, the future use of federal tax benefits may potentially be subject to limitations under the applicable Internal Revenue Code provisions or similar state statutes which effect the future use of net operating and credit carryforwards in the event of a change of control.

Contractual Obligations and Commercial Commitments

      Our contractual obligations as of December 31, 2001 were as follows (in thousands):

		Payments Due by Period

							2007 and
Contractual Obligations	Total	2002	2003	2004	2005	2006	Thereafter

Long-term debt	$364,602	$43,694	$74,008	$53,930	$39,609	$148,873	$4,488
Capital lease obligations	11,639	3,612	3,142	2,487	1,806	592	—
Operating leases	21,337	5,599	5,263	3,413	2,509	1,725	2,828

Balance at December 31	$397,578	$52,905	$82,413	$59,830	$43,924	$151,190	$7,316

The foregoing table does not reflect the reduction in our long-term debt as a result of this offering. The estimated net proceeds of this offering of $           million will be used to repay long-term debt that would have otherwise been due in 2002 and 2003.

      At March 31, 2002, our commercial commitments included $24.5 million of standby letters of credit which were outstanding under our senior credit facility.

Seasonality

      We typically experience decreased sales and operating income during the third calendar quarter of each year due to production shutdowns at OEMs for model changeovers and vacations.

Effects of Inflation

      Inflation affects us in two principal ways. First, a portion of our debt is tied to prevailing short-term interest rates which may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact material purchases, labor and other costs. While the contracts with our customers allow us to pass through increases in the price of aluminum, we do not have the ability to pass through inflation-related cost increases for labor and other costs. In the past few years, however, inflation has not significantly affected our operating results.

Market Risk

      We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. Our strategy for management of currency risk relies primarily upon conducting our operations in such countries’ respective currencies and we may, from time to time, engage in hedging programs intended to reduce our exposure to currency fluctuations. The counterparties are major financial institutions.

      We manage our interest rate risk by balancing the amount of our fixed and variable debt. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At March 31, 2002, all of our debt other than the outstanding notes was variable rate debt. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an estimated impact on pre-tax earnings and cash flows for the next year of approximately $2.9 million. After giving effect to this offering and application of the net proceeds therefrom, such change in interest rates would be expected to have an estimated impact on pre-tax earnings and cash flows for the next year of approximately $           million.

      We have entered into an interest rate swap agreement with a bank having a notional amount of $75 million to reduce the impact of changes in interest rates on our floating rate long-term debt. This agreement effectively changes our interest rate exposure on $75 million of floating rate debt from a LIBOR base rate to a fixed base rate of 4.8%. The interest rate swap agreement matures December 31,

2003. We are exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement. However, we do not anticipate nonperformance by the counterparties. The fair value of the interest rate swap as of March 31, 2002 was a liability of $2.3 million, which is recorded in our March 31, 2002 balance sheet.

      A portion of our sales is derived from manufacturing operations in the UK, Spain and Mexico. The results of operations and the financial position of our operations in these countries are principally measured in their respective currency and translated into U.S. dollars. The effects of foreign currency fluctuations in such countries are somewhat mitigated by the fact that expenses are generally incurred in the same currencies in which sales are generated. The reported income of these operations will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency.

      Some of our assets are located in foreign countries and are translated into U.S. dollars at currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders’ investment. Accordingly, our consolidated stockholders’ investment will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency.

New Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives but with no maximum life. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we applied the provisions of SFAS No. 142 beginning January 1, 2002. As of December 31, 2001, we had unamortized goodwill of $288.2 million that will be subject to the provisions of SFAS No. 142. Amortization expense recorded during 2001 was $14.7 million. We have not yet determined the impact of adopting SFAS No. 142 on our earnings and financial position, including whether we will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principle.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 121”). SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 were adopted on January 1, 2002. Management believes that the adoption of SFAS No. 144 had no material impact on our financial position or results of operations.

Critical Accounting Policies

      In December 2001, the SEC requested that all registrants list their most “critical accounting policies” in their periodic reports under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of their financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

      Reserve for Doubtful Accounts. Senior management reviews the accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectable. Detailed reviews are conducted on any accounts significantly in arrears or of material amounts. After all attempts to collect the receivable have failed, the receivable is written off against the reserve. Based on the information available to us, we believe our reserve for doubtful accounts as of December 31, 2001 was adequate. However, no assurances can be given that actual write-offs will not exceed the recorded reserve.

      Loss Contracts. We are committed under certain existing agreements to supply products to our customers at selling prices, which are not sufficient to cover the costs to produce such product. These agreements were part of an acquisition made by us. In such situations, we record a liability for the estimated future amount of losses. Such losses are recognized at the time that the loss is probable and reasonably estimatable and are recorded at the minimum amount necessary to fulfill our obligation to the customer. Losses are estimated based upon information available at the time of the estimate, including future production volume estimates, length of the program and selling price and product information, and adjusted as new facts are determined. Any change in the estimate will result in a change in period income. For more information, see note 3 to the audited consolidated financial statements and note 9 to the unaudited condensed consolidated financial statements included elsewhere herein.

      Valuation of Long-Lived Assets and Investments. We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill and other long-lived assets, we would recognize an impairment loss. In 2001, the current and historical operating and cash flow losses of certain operating segments combined with forecasts that demonstrate continuing losses prompted us to assess the recoverability of the goodwill and other long-lived assets of these operating segments. Based on our assessment, the carrying value of goodwill of Inyecta Alum, S.A. de C.V., or “JLF Mexico,” exceeded its fair value. Accordingly, we recorded in 2001 an impairment charge of approximately $4.0 million to write down the goodwill. The impairment charge is reflected as a non-cash charge in the accompanying consolidated statements of operations.

BUSINESS

Our Business

      We are one of the world’s largest independent designers and manufacturers of aluminum die cast components and assemblies for automotive OEMs, with facilities located throughout North America and Europe. We manufacture highly engineered, assembly-line ready engine and drivetrain components, such as cam covers, engine front covers, front-end accessory drive brackets, oil pans, timing chain housings, transmission cases and water pump housings. Over the past five years, we have grown significantly by capitalizing on the trend toward the use of lighter-weight, more fuel-efficient aluminum components in automobiles. During the same period, we have achieved operating margins that are among the highest in the industry by leveraging our proprietary processing technologies and highly efficient, fully integrated aluminum smelting and casting operations. Unlike most of our competitors who focus primarily on either aluminum casting or machining, we machine and assemble approximately 70% of the components we cast, thereby increasing the value we provide to our customers while improving our profitability.

      We are the leading independent aluminum die cast supplier in terms of content to the top three selling vehicles and a significant supplier to 13 of the top 20 vehicles in North America, with the other seven supplied by OEM in-house operations. We are a supplier on more than 20 Ford models and have significant content on Ford’s top selling vehicles, including the F-Series, Ranger, Explorer and Taurus/ Sable. We also have significant content on GM’s two highest volume platforms: the C/ K and S-10 truck platforms. In addition to our OEM customers, we also sell to leading Tier 1 automotive suppliers such as American Axle, Delphi, Robert Bosch, TRW and Visteon. We supply most of the products we manufacture to our automotive customers on a sole-source basis.

      During the last five years, our sales have increased at a compound annual growth rate of 33.0%, from $161.8 million in 1997 to $505.7 million in 2001. Excluding acquisitions, we grew organically over the same period at a compound annual rate of 12.1%. Our EBITDA margin averaged 24.8% during this same period, and our EBITDA has grown from $57.7 million in 1997 to $106.1 million in 2001. As of March 31, 2002, we have been awarded new programs that, based on independent estimates of expected program volumes and current expectations of program pricing, represent approximately $120 million in annual net incremental sales. These programs are scheduled to launch beginning in 2003 and be in full production by 2005.

Our Competitive Strengths

      We are one of a limited number of global, full-service suppliers in the aluminum components segments of the automotive supply industry. Unlike most other segments of the automotive supply industry, the aluminum components segment continues to be highly fragmented. Most of our competitors are either fabricators of aluminum castings, or engage in the machining and assembly of components. Few suppliers have our global reach and full-service design, engineering and manufacturing capabilities. Consistent with the trend toward consolidation in other segments of the automotive supply industry, our market segment is moving toward full-service providers with a global reach. We are well positioned to capitalize on these trends as a result of the following competitive strengths:

      Low-Cost, Vertically Integrated Operations. Our vertically integrated operations and highly efficient machining and assembly processes enable us to be a low-cost manufacturer of high volume, long production run automotive die cast components and assemblies. Among our principal competitors, we are the only independent automotive aluminum die caster in North America with captive secondary smelting capabilities, which enable us to purchase raw materials on a global basis, reduce our materials costs and improve product quality and operational efficiency. We work closely with our equipment vendors to design robust, highly customized high pressure die casting equipment, which is specifically adapted to our manufacturing processes. Given our focus on high volume, long production run products, we are able to continuously enhance the efficiency of our die casting equipment and improve our manufacturing processes, which has resulted in industry leading productivity, as measured by factors such as faster cycle times, reduced scrap rates and equipment down time.

      Extensive Machining and Assembly Capabilities. We believe that we have the most extensive machining, assembly and validation capabilities among our principal independent competitors. These services increase the value-added content of our products and allow us to deliver production line-ready components and assemblies, which are increasingly required by OEMs. We currently machine and assemble approximately 70% of the products we manufacture. Since many of our competitors have limited machining and assembly capabilities, these skills provide us with a competitive advantage with respect to service and quality, while enhancing our profitability.

      Full-Service, Global Design, Engineering and Manufacturing Capabilities. Our extensive design and engineering capabilities have resulted in strong, collaborative customer relationships that typically begin during the initial design stage. In addition, we have highly motivated, skilled employees, proprietary processes and an established track record for handling complex components with an accelerated timeline to product launch. Our technical design and engineering capabilities and our efficient manufacturing operations enable us to secure sole-source supplier relationships for highly engineered products that require both machining and assembly. Our global design, engineering and manufacturing capabilities position us to compete for virtually any automotive aluminum high pressure die casting business in North America and Europe. These capabilities represent a competitive advantage, as only a few suppliers can meet the full-service requirements of OEMs for aluminum die casting in North America and only one other independent supplier can meet these requirements globally.

      Large Aluminum Casting Expertise. We believe we are one of a few independent manufacturers in the world able to produce large aluminum die cast components, such as transmission cases. We currently produce transmission cases for the Ford F-Series truck, the highest volume vehicle sold in North America, as well as the Ford Ranger and Explorer. These transmission cases weigh over 45 pounds and require very precise tolerances because of their critical performance requirements. We believe our expertise in designing and manufacturing large aluminum components will enable us to develop new product applications as the use of aluminum is expanded to structural, chassis and suspension components.

Our Market Opportunity

      Fragmented Nature of Industry Segment with Few, Full-Service Global Suppliers. As compared to other segments of the automotive supplier industry, we believe that the automotive aluminum die casting segment is in the early stages of consolidation and globalization. Management estimates that the North American automotive aluminum die casting segment had sales of approximately $10.5 billion in 2001. Management estimates that the number of independent automotive die casting aluminum companies in the United States was over 250 in 2001, implying an average 2001 revenue per company of approximately $42.0 million. As a result of our global, low cost manufacturing capabilities and our ability to provide value added machining and assembly services, we believe we have a significant opportunity to obtain new business previously provided by non-full service suppliers. In addition, we continue to evaluate acquiring competitors that could enhance our product, manufacturing and service capabilities.

      Increasing Aluminum Content per Vehicle. The average aluminum content per vehicle in North America has increased from 165 pounds in 1990 to an estimated 274 pounds in 2002. This increase is creating significant growth opportunities for us. Growth in demand for cast aluminum parts in the automotive sector has been favorably impacted by:

•	government mandated fuel efficiency requirements, which have driven OEMs to use lighter weight aluminum components as a means of reducing vehicle weight;

•	the favorable strength-to-weight ratio of an aluminum component versus ferrous cast or stamped metal parts; and

•	the ability to cast complex aluminum components with fewer secondary manufacturing operations than alternative processing methods.

As a result of these numerous value-enhancing benefits, OEMs are replacing ferrous metals, such as iron and steel, with aluminum. Increasingly, aluminum is used in a broader range of applications than its traditional engine and drive train applications. For example, in Europe aluminum is being used in a variety of structural, chassis and suspension applications in order to increase fuel efficiency. We expect this trend to develop in North America as fuel efficiency requirements become more stringent.

      Continued Outsourcing. In order to improve the efficiency of their core vehicle assembly, marketing and distribution functions, OEMs are increasingly outsourcing component manufacturing, machining and assembly operations to their suppliers. This outsourcing trend is evident in the high pressure die casting segment where the in-house die casting operations of the OEMs are often high cost, inefficient and utilize outdated technology. All OEMs still have significant in-house casting, machining or assembly operations that will likely be rationalized over time affording additional growth opportunities to full-service, global suppliers like us.

Our Business Strategy

      Our strategy is to leverage our position as a leading global supplier of highly engineered aluminum components to capitalize on the market opportunity arising from the fragmented nature of our industry segment, the increasing use of lightweight aluminum in automobiles and the continued trend in the automotive industry of OEMs toward outsourcing. The ultimate goal of this strategy is to maximize return on invested capital and create long-term value for stockholders. Key elements of our operating and growth strategies are outlined below.

Operating Strategy

      Pursue Continuous Operating Improvements. We have sustained margins that are among the highest in the industry by creating and reinforcing a culture of continuous improvement. We continue to implement lean manufacturing processes with a focus on working capital management, work force training and customer service. The areas of particular focus and ongoing measurement include:

•	maximizing cycle times, product quality, timeliness of delivery, inventory turns and labor efficiency;

•	minimizing raw material costs, scrap and equipment down time; and

•	relocating production to our most efficient, low-cost facilities.

To achieve our continuous improvement objectives, our manufacturing and engineering personnel continually evaluate ways in which new and existing equipment can be further customized and improved. We believe we invest more time and capital than many of our competitors in the initial design of new equipment, the maintenance and improvement of existing equipment and the leveraging of best practices across our operations. We expect to realize additional operating improvements from the ongoing implementation of our lean manufacturing principles at our facilities and the planned relocation beginning in 2002 and continuing in 2003 of certain production from higher-cost facilities to our most efficient, low-cost facilities. We believe these strategic initiatives, when combined with our new business awards, will enable us to maintain operating margins that are among the highest in our industry.

      Improve Return on Invested Capital. During 2000, we implemented a new methodology for evaluating business opportunities and capital expenditures, using our return on invested capital as the key element in our decision-making. In addition, we incorporated certain return on invested capital parameters into our incentive compensation programs in order to encourage the optimization of employed capital. We believe that these initiatives have enhanced, and will continue to enhance, our ability to generate attractive profit margins as we grow and further develop our business.

Growth Strategy

      Increase Market Share in Fragmented Industry Segment. We believe the large and fragmented nature of the automotive aluminum die casting segment will create significant opportunities for us to increase our market share and grow our sales and earnings. Our ability to supply assembly line-ready components, together with our global scale and low-cost structure, allow us to deliver a quality and value proposition that we believe differentiates us from our competitors. As a result of these differentiating strengths, we have been able to increase our market share and sales by winning approximately $120 million of net new business that will help drive our organic growth.

      Capitalize on Demand for New Aluminum Applications. We intend to leverage our comprehensive design, engineering and low-cost manufacturing capabilities to capitalize on the trend toward the use of lightweight aluminum for a variety of new vehicle applications. Our engineers have been proactively working with OEMs and Tier 1 suppliers on new applications for lightweight aluminum in chassis, suspension and structural components. Approximately 20% of our new program awards represent new product applications.

      Capitalize on Outsourcing Trend. The vast majority of automotive OEMs still have significant in-house casting, machining and assembly operations that we believe are high-cost and inefficient as compared to our operations. As OEMs seek to restructure their respective manufacturing operations in order to focus on design, final-stage vehicle assembly and marketing, we believe that a large portion of their in-house volume will be outsourced. Given the critical nature of these components, we believe that OEMs will increasingly award outsourced business to global, full-service suppliers like us.

      Pursue New Customer Relationships. We will also continue to pursue new customer relationships with leading OEMs on a global basis. We believe that significant opportunity exists for us to acquire new customers in Europe and Asia and with these customers’ respective transplants operations in North America. Our sales and engineering professionals are engaged in current dialogues regarding potential new customer opportunities.

      Pursue Strategic Acquisitions, Alliances and Partnerships. We believe that there are numerous opportunities for acquisitions, alliances and partnerships as a result of the large number of high quality companies in our market segment that lack global scale or full-service capabilities. In addition to meeting our ROIC standards, any future acquisition, alliance or partnership must meet one or more of the following criteria:

•	broaden our geographic coverage and strengthen our ability to supply products on a global basis;

•	add new customers;

•	provide additional and complementary product applications; or

•	add new manufacturing or technical capabilities.

We believe that globalization and consolidation trends will provide further attractive opportunities to either acquire, or invest in, companies that complement our existing business.

Products

      The following table sets forth the percentage of sales from certain products for the years ended December 31:

Percentage of Sales by Product Category

Product Category	1999	2000	2001

Medium and large automotive aluminum die castings:
Oil pans	32%	30%	31%
Engine front covers	18	9	9
Transmission cases	14	14	12
Other	10	31	32
Small automotive aluminum die castings	21	13	14
Other products	5	3	2

Total	100%	100%	100%

      Set forth below is a brief description of our principal products and their applications:

      Oil Pans. An aluminum oil pan is attached to the engine block for the primary purpose of serving as a reservoir for oil used in the lubrication of engine galleries and bearings. The oil pan is an example of a product that was at one time inexpensively stamped from steel but has been converted to a higher cost aluminum casting due to the multiple benefits provided by aluminum which offset their higher cost, including: (1) better sealing characteristics; (2) greater structural integrity; (3) better harmonics resulting in reduced vibration and a quieter engine; and (4) better heat dissipation characteristics. Oil pans range in weight from five to 12 pounds.

      Engine Front Covers. The engine front cover bolts over the crankshaft end, holding the oil seal at the front of the crankshaft in place. A timing chain housing is similar to an engine front cover, except that it is used in engines that have a chain type camshaft drive. Engine front covers and timing chain housings range in weight from four to eight pounds.

      Transmission Cases. The transmission case houses the clutches, shafts and gearsets. We began producing transmission cases in November 1997 and reached our current level of production in the second half of 1998. Transmission cases weigh 35 to 45 pounds.

      Other Medium and Large Automotive Aluminum Die Castings. The following are examples of high pressure aluminum die cast products:

Ladderframes. The ladderframe is an intermediate structure between the engine block and a stamped-steel oil pan. It provides similar structural integrity and harmonics characteristics as an aluminum oil pan. Our design incorporates a windage baffle which protects the lubrication of the crankshaft, replacing a stamped steel component. We began our production of ladderframes in 1998. Ladderframes weigh approximately 11 pounds.

Cam Covers. The cam cover is the overhead housing for the camshaft. Cam covers range in weight from seven to eight pounds.

Water Pump Housings. The water pump housing forms the main body of the water pump, a mechanism that forces water through the engine block, cylinder head, intake manifold, hoses and radiator. Water pump housings weigh approximately three pounds.

FEAD Brackets. Front end accessory drive brackets connect power steering, air conditioning and alternator assemblies to the engine block.

      Small Automotive Aluminum Die Castings. Through our operations in the UK, Spain and Mexico, we generated approximately 14% of our 2001 sales from production of over 150 small automotive aluminum die cast components, such as cam followers, electrical boxes and oil transfer covers (generally weighing less than three pounds).

      Other Products. Also, through our operations in the UK, Spain and Mexico, we generated approximately 2% of our 2001 sales from non-automotive aluminum die cast components, primarily small home appliances and white goods parts.

Customers and Marketing

      The North American automotive market is dominated by GM, Ford and DaimlerChrysler, with Japanese and other foreign manufacturers accounting for approximately 34% of the market. Our principal customers include OEMs, Tier 1 automotive suppliers and, to a very small extent, European white good manufacturers. Approximately 88% of our 2001 sales were derived from OEMs, largely Ford and GM, which we supply on a global basis. Our second largest category of customers is Tier 1 automotive suppliers, such as ACD Trident, American Axle, Boge, Robert Bosch, Continental, Delphi Automotive Systems, Happich, Knorr Brense, Nastech, Phoenix, TRW and Visteon. Sales to these customers are made principally through our European operations and represented approximately 10% of 2001 sales.

      The following is a summary of our significant customers for each of the last three years:

Customer	1999	2000	2001

Ford	54%	52%	52%
GM	28	36	36
Tier 1 Suppliers	12	9	10
Other	6	3	2

Total	100%	100%	100%

      Largely as a result of our operations in the UK and Spain, we derive a significant amount of our sales from outside of North America. Set forth below is a summary of sales to customers located in the following geographic regions for the years ended December 31:

Region	1999	2000	2001

North America	70%	81%	80%
Europe	30	18	19
Other	—	1	1

Total	100%	100%	100%

      Our customers award contracts for a particular car or truck platform, which may include more than one model. Such contracts range from one year to the life of the platform, which is generally three to seven years, and do not require the purchase by the customer of any minimum number of units.

      The following table presents an overview of the major models for which we have orders to supply products on current vehicles:

Customer	Component or Assembly	Vehicle

OEMs:
Ford	Oil Pan, FEAD Bracket	Focus
	2.5L Modular Oil Pan, FEAD Bracket, Bedplate	Ranger, Mazda, Escape, Mondeo
	3.8/4.2L Oil Pan, Front Cover, Water Pump Housing, FEAD Bracket	Mustang, F-Series, Windstar
	4.6L 4V Cam Cover	Mustang, Continental
	3.0L Front Cover	Taurus/ Sable, Ranger
	3.0L Oil Pan, FEAD Bracket, Bedplate	Taurus/ Sable
	4.6/5.4/6.8L Front Cover	Mustang, Town Car, Grand Marquis/ Crown Victoria, F-Series, Explorer/ Mountaineer
	2.0L Zetec FEAD Bracket	Focus
	4.0L FEAD Bracket	Explorer, Mountaineer
	Transmission Case 4R100	F-Series
	Transmission Case 4R70W	Ranger/ Explorer, Mustang, Crown Victoria/ Grand Marquis, Mark VIII, Town Car
	Zetec Oil Pan	Mondeo, Fiesta/ Ka
	Sigma Oil Pan	Fiesta/ Ka
	1.3L HCS Oil Pan	Escort, Fiesta/ Ka
	Zetec Ladderframe	Mondeo, Fiesta/ Ka
	2.0/2.4/3.0L Cam Carrier	Light truck diesel engine
	Brackets	Various
	Bearing Caps	Various
Ford (Jaguar)	Cam Covers	Various
	Fascia panels (ashtrays)	Various, X202, X350, X400
GM	3.1L Oil Pan	Century, Regal, Skylark, Grand Prix, Grand Am, Malibu, Monte Carlo
	2.4L Timing Chain Housing	Cavalier, Skylark, Grand Am, Sunfire
	4.3L Oil Pan	Van, Sports Van, Trail Blazer, Astro, GMT800, S-10, GMC Jimmy, Vandura, Safari, Bravada
	3.8L Oil Pan	Riviera, Park Avenue, Century, Regal
	5.3L Oil Pan, FEAD Bracket	GMT 800, Yukon, Silverado, Sierra, Suburban, Tahoe, Denali
Tier 1 Suppliers:
ACD Trident	Motor Subassembly Components	Various
American Axle	Axle Tube	Various
Boge	Vibration Control Cast Mounts for Engines	Various
Delphi Automotive Systems	Steering System Housings and Engine Covers	Various GM
Happich	Roof Rack Center Brackets	Various Opel and Mercedes
Knorr Brense	Braking Systems	Various heavy trucks

Customer	Component or Assembly	Vehicle

Nastech	Steering Column Components	Various Volkswagen
Phoenix	Drive-Shaft Control Mounts	Various
Phoenix, Continental	Vibration-Control Cast Mounts for Engines and Gear Boxes	Opel Astra
Robert Bosch	Electronic Circuit Housings (ABS, Airbag, etc.)	Various
TRW	Electronic Power Assist Steering	Various
Visteon (Hungary, Brazil, India)	Housing for 1.1-2.9 KW Starter Motors	Various
Visteon (Portugal)	Housing for Airbag Electronic Control Units	Various
Visteon (Spain)	Bottom Covers and Heatsinks for Electronic Systems	Various
	Bearing Caps	I4, Mondeo, Focus
	OFA	I4, Mondeo, Focus
	FEAD Brackets	Mondeo, Focus, Fiesta
Visteon Swansea	Cover Axle New Jaguar Program	X202

      We typically pursue new business opportunities that have the three key characteristics summarized below:

•	High-Volume, Long Production Runs. Production runs for our targeted parts typically last seven years, with desired production ranging from 16 to 24 hours per day, five to six days a week.

•	Highly Engineered Components with Extensive Machining and Assembly Requirements. Components requiring extensive machining operations and engineered assembly provide the opportunity for enhanced profitability because of the strength and efficiency of our machining and assembly operations. Our ability to deliver production line-ready components enhances our role in the production process while increasing our importance to OEMs.

•	Sole-Source Supply Relationships. We typically do not pursue contracts which involve more than one supplier or internal OEM competition.

Design and Engineering Support

      We work with our customers’ engineering and development teams at the beginning of the design process for new components and assemblies, or the redesign process for existing components and assemblies, in order to maximize production efficiency and quality. These processes may take place from one to five years prior to the commencement of production. On average, development of a new component takes 12 to 24 months during the design phase, while the re-engineering of an existing part may take from one to six months, depending on the extent of the redesign. Early design involvement can result in a product that meets or exceeds the customer’s design and performance requirements and is more efficient to manufacture. In addition, our extensive involvement enhances our position for bidding on such business.

      Consistent with our value-added engineering focus, we have developed relationships with the engineering departments of our customers. These relationships not only help identify new business opportunities, but also enable us to compete based on the quality of our products and services, rather than exclusively on price. We are currently involved in the design stage of several products for our customers and will begin production of these products in the years 2003 to 2005.

Manufacturing

      The entire production process, from aluminum scrap or ingot to production-line-ready aluminum die cast product, typically takes under four hours, depending upon the amount of machining and assembly associated with the particular component. Although our production facilities currently utilize slightly different processes, we are establishing uniform processes to elevate the efficiency of JLF UK, Ansola, JLF Mexico and Nelson to that of our Wisconsin operations.

      Operations Management. We are in the process of implementing operations management systems at Nelson, JLF UK and Ansola which will closely resemble the systems utilized by our Wisconsin operations. Inefficiencies in production are detected and remedied quickly. Similarly, factory workers are highly incentivized to operate efficiently. Workers are evaluated based on their production rate for completed salable components and are monitored for inefficient production or the production of defective components.

      JLF UK and Ansola use cellular manufacturing techniques. This product-specific method enables the operator to obtain timely information about components being produced in the machine cell, leading to rapid responses to issues as they arise. Die casting processes at JLF UK are controlled by the use of proprietary software programs, which monitor each production operation. This PC-based system monitors up to 25 critical parameters during each cycle, compares the results to preset parameters and instructs the robotic extractor to segregate any castings that are produced outside the process parameters for further analysis. Information on parameters is accumulated for future use to correct problems, improve efficiency and implement process designs or re-designs.

      Aluminum Smelting. Our manufacturing process begins with the smelting of aluminum. Smelting is the process of refining metal and altering its chemical composition and physical properties by adding or removing elements. By having this expertise in-house, we are able to purchase lower grade, less expensive, scrap aluminum and refine it to a level suitable for high quality aluminum die castings. We have captive secondary aluminum smelting capabilities at our plants in Sheboygan, Wisconsin; Glasgow, Kentucky; the UK; and Spain.

      Casting Process. Once the aluminum has been melted and properly formulated, our die cast products are made primarily by using the high pressure die casting process, which is most commonly used for high volume, thin-wall applications. In this process, molten aluminum alloy is “shot” into a mold. Pressure of up to 20,000 pounds per square inch is applied to the aluminum within the die to maximize consistency and to eliminate air pockets. The aluminum is then quickly cooled and solidified. The casting is then removed from the die and the process is repeated. This process from molten aluminum to solidified casting represents one cycle. We believe our proprietary casting processes have resulted in industry leading cycle times.

      Once the castings have cooled, excess aluminum is trimmed from the component’s edges and recycled for remelting and use in another casting. The “cast and trimmed” component is then visually inspected. If the component passes this test, it is ready for shot blasting, a process whereby the exterior surfaces of the component are blasted with steel shot to remove any sharp edges. Cast and trimmed components are gauged and leak tested prior to shipment. We sell some cast and trimmed components but generally seek to perform additional machining and assembly to control the casting process and increase value add.

      We are known throughout our industry for our ability to manufacture large, highly complex castings. This ability to efficiently produce these castings in certain of our North American and European facilities is aided by the use of robotics. The benefits of robotics include:

•	the ability to operate in a high temperature or otherwise inclement environment;

•	the ability to handle larger castings without fatigue;

•	consistency of performance; and

•	labor savings.

Management selectively determines which operations should incorporate robotics based on cost-benefit and return on invested capital analyses.

      Machining. Our machining operations utilize a mix of specially-designed, dedicated machining centers and computer numerically controlled, or “CNC,” machines. Because of our concentration on high volume programs, we use mostly dedicated machining centers in the United States while JLF UK and Ansola use CNC machines, some of which are dedicated to a specific product. Machining capabilities differ by facility, but generally our machining capabilities include: face milling; bore and ream; drill and ream; drill and tap; drill, ream and burnish; hollow milling; contour milling; slit sawing; rotary grinding and routing.

      Testing. Most of our machined parts are subjected to a pressurized leak test and measured on a virtual condition gauge to determine functionality on key features. On a sample basis, some parts undergo destructive testing to determine mechanical strength at critical points.

      Assembly. During the assembly process, purchased parts such as drain plugs, screws, helicoils and gaskets are assembled onto the cast part. Once assembled, all parts are again visually inspected. Part numbers and bar codes are then applied before the part is shipped to the customer. Management believes that our extensive and efficient machining and assembly capabilities are a core competency which provides us with an advantage over our competitors, many of which do not offer machining and assembly services. Our European operations are increasingly performing assembly operations on manufactured components.

      Product Delivery. As a Tier 1 supplier, we are responsible for manufacturing our products on a just-in-time basis. Shipments are generally made by common carrier, as arranged by the customer. To facilitate this delivery system, we utilize direct computer links to our customers. This on-line, real time capability enables us to meet just-in-time manufacturing requirements and to minimize inventories, carrying costs and fixed costs.

      Quality. We believe that we are one of the highest quality manufacturers in the automotive aluminum die casting industry and the number of defective parts per million pieces shipped to our customers is among the lowest in the industry. The strength of our overall design, production and delivery capabilities is reflected in the supplier quality ratings received from our major customers, including Ford’s Q1 award. Maintenance of high quality performance ratings at all customers is instrumental in obtaining new business and maintaining existing programs with our customers. In addition to customer quality recognition, each of our operations are QS 9000 certified, which is required to be a Tier 1 supplier. We are currently pursuing certification to the ISO 14001 standard and expect certification for each of our operations by 2003.

Competition

      The aluminum die casting industry is highly competitive and fragmented. We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before marketing of such models to the public. Once a producer has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program. Competitive factors in the market for our products include product quality and reliability, cost, timely delivery, technical expertise, development capability, new product innovation and customer service. Our principal competitors are Ryobi Die Casting (USA), Inc., Metaldyne Corporation, Amcan Consolidated Technologies Ltd., Toralcast, Bocar Inc. and Intermet Corporation, as well as the internal aluminum casting operations of General Motors Corporation and DaimlerChrysler AG.

Raw Materials and Suppliers

      Our principal raw material is aluminum. We deal with a number of aluminum suppliers and brokers and limit our dealings to parties who have consistently delivered aluminum which meets specified levels of quality and grade. As commodities, aluminum scrap and ingot can be purchased from any number of sources with relatively small differences in price between suppliers.

      Due to our large production volume, we have the necessary scale to economically operate a captive secondary aluminum processing operation at each of our two Wisconsin plants as well as recently in Glasgow, Kentucky; Witham, England; Presteigne, Wales; and San Andres de Echevarria, Spain. We

purchase less costly scrap aluminum and off-grade aluminum ingot and refine the metal to required specifications. Unlike our competitors who lack the ability to upgrade aluminum alloy, our secondary aluminum smelting capability enables us to lower raw material costs and to control the quality of our processed aluminum. We have the capacity to process and upgrade up to more than 300 million pounds of aluminum per year, which currently exceeds our production requirements.

      Our contracts with customers typically provide for price adjustments related to changes in the cost of aluminum alloy, as quoted on the London Metals Exchange or Platts. As a result, we have limited exposure to aluminum market price fluctuations.

      In the process of manufacturing production line-ready parts, we must purchase certain sub-components from manufacturers specified by our OEM customers, including helicoils, drain plugs and gaskets. We seek competitive bids on the parts we purchase if two or more potential Tier 2 manufacturers of the part are each approved as a supplier to the OEM.

      We employ just-in-time manufacturing and sourcing systems to meet customer requirements for faster deliveries and to minimize our need to carry significant inventory levels. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules.

Employees

      As of March 31, 2002, we had 3,599 employees. Overall, approximately 15% of our employees are salaried and the balance are hourly. Our Grandville, Michigan facility is party to a collective bargaining agreement with the UAW and its local #19, which covered 213 employees as of March 31, 2002 and expires in August 2004. In addition, several of our European operations either recognize a union or have employees that are members of unions as individuals. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Properties

      Our corporate office is located in Minneapolis, Minnesota and our operating headquarters are located at our Taylor Drive facility in Sheboygan, Wisconsin.

      The following table provides information regarding our principal facilities:

Approximate
Location	Type	Square Footage	Interest

Sheboygan, Wisconsin	Operating Headquarters/ Die Casting and Machining Plant (Taylor Drive)	260,000 sq. ft.	Owned
Sheboygan, Wisconsin	Die Casting and Machining Plant (Gateway)	240,000 sq. ft.	Owned
Sheboygan, Wisconsin	Warehouse	50,000 sq. ft.	Leased
Grandville, Michigan	Die Casting and Machining Plant	224,000 sq. ft.	Owned
Glasgow, Kentucky	Die Casting Plant	175,000 sq. ft.	Owned
	Machining Plant	172,000 sq. ft.	Leased
	Warehouse	108,000 sq. ft.	Leased
Benton Harbor, Michigan	Die Casting and Machining Plant	50,000 sq. ft.	Leased
	Warehouse	10,000 sq. ft.	Leased
Witham, England	Administrative/ Die Casting and Machining Plant	328,000 sq. ft.	Owned
Presteigne, Wales	Die Casting Plant	136,000 sq. ft.	Owned
Cheshunt, England	Die Casting Plant	44,000 sq. ft.	Leased
Birmingham, England	Toolmaking Plant	6,000 sq. ft.	Owned
Brighouse, England	Toolmaking Plant	11,000 sq. ft.	Owned
San Andres de Echevarria, Spain	Administrative/ Die Casting and Machining Plant and Warehouse	171,000 sq. ft.	Owned
Saltillo, Mexico	Die Casting and Machining Plant	147,000 sq. ft.	Owned

      We also have sales and service offices located in Dearborn, Michigan; Indianapolis, Indiana; Bridgend, England; and Cologne and Düsseldorf, Germany.

      Utilization of our facilities varies with North American and European light vehicle production and general economic conditions in such regions. All locations are principally used for manufacturing. All properties in the United States and the UK are pledged as collateral to secure the repayment of our senior credit facility.

      The machining facility in Glasgow, Kentucky was financed through approximately $1.6 million of industrial revenue bonds, which were issued to Glasgow/ Barren County Industrial Development Economic Authority. To secure repayment of these bonds, we have transferred title of this facility to Glasgow/ Barren County, which leases the facility back to us. Upon the final lease payment on November 1, 2006, we have the right to purchase this property from Glasgow/ Barren County for $1.00.

Legal Proceedings

      From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of these disputes and lawsuits could have a material adverse effect on us. We believe, however, that the ultimate resolution of any pending litigation, individually or in the aggregate, will not have a material adverse effect on us.

Environmental Matters

      We are subject to the requirements of federal, state, local and foreign environmental and occupational health and safety laws and regulations. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, we do not expect to incur material capital expenditures for environmental controls in 2002. Certain of our operations generate hazardous substances and wastes. If a release of hazardous substances occurs on or from our properties or any associated offsite disposal location, or if contamination is discovered at any of our current or former properties, we may be held liable, and the amount of such liability could be material.

      We are studying how to upgrade the drainage systems at our Cheshunt, England facility and address petroleum contamination that may be associated with past drainage. The cost of this matter is currently not expected to be material, unless contamination is discovered that is much more extensive than has been estimated by our environmental consultants.

      As part of our acquisition of Ansola, the sellers of Ansola agreed to indemnify us, subject to certain limitations, for environmental liabilities resulting from the sellers’ operation of Ansola, including a specific indemnity for clean up of certain areas of contamination identified at the San Andres de Echevarria, Spain facility during our due diligence. At the time we acquired Ansola, we estimated these costs to be $120,000, based on testing conducted by an internationally recognized environmental firm. An escrow was established in the amount of 230 million pesetas (about $1.6 million) to secure the sellers’ environmental and other indemnification obligations. Actual clean up work was completed in 1999 at a cost of approximately $80,000 and a claim for indemnification was made. The escrow decreases in steps beginning in June 1999 and expires in July 2003, with 43% of the escrow, less our claims for indemnification, having been released on June 30, 1999, 28% having been released on April 30, 2000 and the remainder to be released on July 31, 2003.

      In connection with our acquisition of Nelson, we are obligated to clean up contamination at a facility formerly operated by Nelson located in Grand Rapids, Michigan. An interim response groundwater recovery system is operating at the facility under the oversight of the Michigan Department of Environmental Quality, or “MDEQ.” MDEQ may require additional investigation and cleanup of soil and groundwater, including any contaminated groundwater that may have migrated offsite. Prior to the acquisition, Nelson estimated that the cost to complete the cleanup would be approximately $400,000. Since the acquisition, we have retained an environmental consultant to investigate the facility and prepare a plan describing the work that will be necessary to complete the cleanup and an estimate of the cost of completing the cleanup. The former stockholders of Nelson agreed to indemnify us for losses arising out of this matter, to the extent such losses exceed $400,000. In particular, the stockholders are obligated to indemnify us for 85% of the next $3.0 million of such losses. The indemnity expires on October 15, 2003, but does not expire with respect to those losses that we have committed to pay before the expiration date. There can be no assurances, however, that the former stockholders will be able or willing to fulfill their indemnity obligations if we call upon them to do so.

MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table sets forth certain information with respect to our current directors and executive officers and their ages as of May 15, 2002.

Name	Age	Principal Position(s)

S.A. (“Tony”) Johnson	61	Chairman and Director
David S. Hoyte	54	President, Chief Executive Officer and Director
Mark S. Burgess	42	Chief Financial Officer
Charles M. Waldon	52	Chief Technical Officer and Director
Stephen W. Moore	55	Managing Director — Michigan, Kentucky and Mexico
Juan Manuel Orbea	49	Managing Director — Ansola
Timothy J. Price	38	Managing Director — United Kingdom
Anthony A. Barone	52	Director
Dugald K. Campbell	55	Director
Eric J. Rosen	41	Director
Scott D. Rued	45	Director
Karl F. Storrie	63	Director
John L. Thomson	50	Director

      S.A. (“Tony”) Johnson has served as Chairman and a Director of French Automotive since the April 1999 recapitalization. Mr. Johnson has been the Chairman of Hidden Creek since May 2001. From 1989 to May 2001, he was Chief Executive Officer and President of Hidden Creek. Mr. Johnson is also a Managing Partner of J2R Partners. Mr. Johnson served as Chairman and a Director of Automotive Industries Holding, Inc., a supplier of interior trim components to the automotive industry, from May 1990 to August 1995. Mr. Johnson is also Chairman and a director of Tower Automotive, Inc., a leading designer and producer of structural components and assemblies for the global automotive industry, and a director of Dura Automotive Systems, Inc., a manufacturer of driver control systems, window systems and door systems for the global automotive industry.

      David S. Hoyte has served as President and Chief Executive Officer of French Automotive since February 7, 2001 and was elected a Director on February 22, 2001. From 1997 to October 2000, Mr. Hoyte served as President of Arvin Industries Ride & Motion Control Products. From 1996 to 1997 he served as Vice President and Chief Improvement Officer of Arvin Industries. From 1995 to 1996, Mr. Hoyte was employed at IBM Corporation as a Vice President. From 1992 through 1995 he was Executive Vice President, Operations of Frigidaire Company and from 1987 to 1992 served as Vice President of Cummins Engine Company.

      Mark S. Burgess has served as Executive Vice President and Chief Financial Officer of French Automotive since November 6, 2000. From 1999 through October 2000 Mr. Burgess was President of Trailmobile Canada Limited. From 1990 through 1999 he served as Vice President and Chief Financial Officer of Trailmobile Corporation. From 1985 to 1990, Mr. Burgess was a Vice President at The Chase Manhattan Bank.

      Charles M. Waldon has served as a Director of French Automotive since April 1996. Mr. Waldon was named Executive Vice President and Chief Technical Officer of French Automotive on February 7, 2001. From April 1996 to February 2001, he served as President, Chief Executive Officer of French Automotive. Mr. Waldon joined French Automotive in 1983 and became Executive Vice President — Manufacturing in 1987. Prior to joining French Automotive, Mr. Waldon was employed for 16 years by GM in its aluminum die casting operations in Bedford, Indiana.

      Stephen W. Moore has served as the Managing Director of our Michigan, Kentucky and Mexico operations since 1999. From 1990 to 1999, he served as Vice President of Operations for Nelson Metal Products.

      Juan Manuel Orbea has served as the Managing Director — Ansola since 1977. From 1993 until 1998, Mr. Orbea served as Chairman of the Spanish Technical Association for the Development of Pressure Casting.

      Timothy J. Price has served as the Managing Director for all of our UK operations since 2001. Mr. Price has served with our UK Operations for 22 years holding a variety of positions including Operations Director and Managing Director of our Witham facility.

      Anthony A. Barone has served as a Director of French Automotive since November 2000. He has served as Vice President and Chief Financial Officer of Tower Automotive, Inc. since May 1995. From 1984 to 1995, Mr. Barone served as Chief Financial Officer of O’Sullivan Corporation, a manufacturer of interior trim components for the automotive industry.

      Dugald K. Campbell has served as a Director of French Automotive since May 1999. Mr. Campbell, a partner of J2R, has also served as President, Chief Executive Officer and a Director of Tower Automotive, Inc. since December 1993. From 1991 to 1993, Mr. Campbell served as a consultant to Hidden Creek. From 1988 to 1991, he served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1972 to 1988, Mr. Campbell held various executive, engineering and marketing positions with Allied Automotive, a manufacturer of vehicle systems and components and a subsidiary of AlliedSignal, Inc.

      Eric J. Rosen has served as a Director of French Automotive since the April 1999 recapitalization. Mr. Rosen is Managing Director of Onex Investment Corp., a diversified industrial corporation and an affiliate of Onex, and served as a Vice President of Onex Investment Corp. from 1989 to February 1994. Prior thereto, Mr. Rosen was employed in the merchant banking group at Kidder, Peabody & Co. Incorporated from 1987 to 1989. Mr. Rosen is also a Director of Dura Automotive Systems, Inc. and DRS Technologies, Inc., a manufacturer of defense electronic systems.

      Scott D. Rued has served as a Director of French Automotive since April 2001. Mr. Rued, a partner of J2R, has been Chief Executive Officer and President of Hidden Creek since May 2001. From January 1994 through May 2001, he served as Executive Vice President and Chief Financial Officer of Hidden Creek and from June 1989 through 1993 was Vice President — Finance and Corporate Development of Hidden Creek. Mr. Rued is also the Chairman of Dura Automotive Systems Inc., a director of Tower Automotive, Inc. and served as a Director and Chief Financial Officer of Automotive Industries Holding, Inc. from May 1990 to August 1995.

      Karl F. Storrie has served as a Director of French Automotive since May 1999. Mr. Storrie, a partner of J2R, has also served as President, Chief Executive Officer and a Director of Dura Automotive Systems, Inc. since March 1991. Prior to joining Dura Automotive Systems, Inc. and from 1986, Mr. Storrie was Group President of a number of aerospace manufacturing companies owned by Coltec Industries, a multi-divisional public corporation. From 1981 to 1986 and prior to becoming a Group President, Mr. Storrie was a Division President of two aerospace design and manufacturing companies for Coltec Industries. During his thirty-five year career, Mr. Storrie has held a variety of positions in technical and operations management. Mr. Storrie is also a Director of Argo-Tech Corporation, a manufacturer of aircraft fuel, boost and transfer pumps.

      John L. Thomson has served as a Director of French Automotive since November 2000. Mr. Thomson is a General Partner of Norwest Equity Partners. Prior to joining Norwest Equity Partners in 1984, Mr. Thomson was with Norwest Bank for 10 years, as an active leader in the management buyout marketplace.

      Each director is elected to serve until the next annual meeting of stockholders or until a successor is duly elected and qualified. Our executive officers are duly elected by the board to serve until their respective successors are elected and qualified. There are no family relationships between any of our directors or executive officers.

Committees of the Board of Directors

      Our board of directors has an executive committee, an audit committee and a compensation committee. The board may also establish other committees from time to time to assist in the discharge of its responsibilities.

      Executive Committee. The executive committee reviews our strategic planning process and has the power to exercise the authority of the board on specific matters assigned to it by the board from time to time. The executive committee is currently comprised of Messrs. Hoyte, Johnson and Rued.

      Audit Committee. The audit committee makes recommendations to the board of directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews such audit results with the independent auditors. The audit committee is currently comprised of Messrs. Barone, Rosen and Thompson. Arthur Andersen LLP currently serves as our independent accountants. After completion of the offering, our audit committee will comply with the rules and regulations of the Nasdaq Stock Market relating to the independence of its members.

      Compensation Committee. The duties of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer’s recommendations on compensating our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The compensation committee also will administer our stock plans after completion of this offering. Messrs. Barone, Rosen and Rued currently serve as members of our compensation committee.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board or directors or the compensation committee of any other company. See “Certain Relationships and Related Transactions — Management Agreement with Hidden Creek” for a discussion of matters between French Automotive and Hidden Creek, for which Scott D. Rued serves as Chief Executive Officer and President.

Compensation of Directors

      Our directors are currently not entitled to receive any compensation for serving on the board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Compensation of Executive Officers

      The following table sets forth compensation information for 2001, 2000 and 1999 for our chief executive officer and the four other executive officers who were our most highly compensated executive officers for that year (“Named Executive Officers”).

Summary Compensation Table

		Annual Compensation

		Salary	Bonus	Other Annual	All Other
Name and Principal Position	Year	($)(4)	($)(4)	Compensation($)(5)	Compensation($)(6)

David S. Hoyte	2001	$328,846	$371,000	—	$152,924
President and Chief Executive Officer(1)
Charles M. Waldon	2001	350,000	78,750	2,080	2,889
Executive Vice President, Chief	2000	350,000	—	2,286	2,080
Technical Officer(2)	1999	350,000	400,000	2,809	2,080
Mark S. Burgess	2001	325,000	73,125	—	9,524
Executive Vice President, Chief	2000	43,561	100,000	—	—
Financial Officer(3)
Juan Manuel Orbea	2001	205,405	24,000	6,000
Managing Director — Ansola	2000	202,812	—	6,000	—
	1999	204,828	—	5,000	—
Stephen W. Moore	2001	180,000	36,600	—	—
Managing Director — Michigan,	2000	160,000	—	—	—
Kentucky and Mexico	1999	38,958	10,000

(1)	Mr. Hoyte was appointed President and Chief Executive Officer on February 7, 2001.

(2)	Mr. Waldon served as President and Chief Executive Officer through February 7, 2001.

(3)	Mr. Burgess was appointed Vice President and Chief Financial Officer on November 6, 2000.

(4)	Includes amounts deferred by employees under our 401(k) employee savings plan, pursuant to Section 401(k) of the Internal Revenue Code.

(5)	The amounts disclosed in this column include amounts contributed by us to our 401(k) employees savings plan and profit sharing plan and dollar value of premiums paid by us for term life insurance on behalf of the Named Executive Officers.

(6)	Includes the value of personal benefits and perquisites.

(7)	Mr. Moore became an employee of French Automotive on October 15, 1999.

Option Grants in Last Fiscal Year

      We did not grant any options during our last completed fiscal year.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      Our named executive officers did not exercise any options during our last fiscal year and did not hold any unexercised options as of December 31, 2001.

Employment Agreement

      Mr. Orbea is a party to employment agreements with each of Ansola and Ansola Acquisition Corp., Ansola’s parent company, which agreements provide that Mr. Orbea shall serve as General Manager of both companies in exchange for an annual salary and, in the case of Ansola, an annual bonus based on Ansola’s financial performance. The agreements are terminable by Ansola or Ansola Acquisition Corp., as the case may be, with or without cause upon three months’ written notice. If Mr. Orbea’s employment is terminated for any reason other than death, disability or disciplinary reasons based on a serious breach of the employment agreement, Mr. Orbea will be entitled to receive an amount equal to his salary for twenty-one months. In addition, Mr. Orbea will be entitled to such amount in the event that he terminates his employment on the ground that:

•	there has been a substantial modification in his working conditions;

•	there has been a serious breach by Ansola or Ansola Acquisition Corp. of their respective obligations under the employment agreements; or

•	there has been a significant change in the ownership of either of the companies and he terminates his employment within three months thereafter.

      Mr. Orbea has agreed that for two years from the date of the termination of his employment he will not compete with Ansola and will receive in exchange a non-compete payment equal to one year of his base salary under each of his employment agreements.

Employee Benefit Plans

      2002 Stock Option Plan. We expect the 2002 Stock Option Plan, or the 2002 Plan, to be adopted by our board of directors and approved by our stockholders prior to the completion of this offering. As of the date of this prospectus, no awards have been made under the 2002 Plan.

      The 2002 Plan provides for the grant of incentive stock options to our employees, including officers and employee directors, and for the grant of nonstatutory stock options to our employees, directors and other persons who provide services to us, including associates. A total of            shares of Class A common stock, any shares returned to the plan as a result of termination of options and annual increases to be added on the date of each annual meeting of our stockholders commencing in 2002 equal to      % of the outstanding shares of common stock, or such lesser amount as may be determined by our board of directors, will be reserved for issuance pursuant to the 2002 Plan.

      The administrator of the 2002 Plan has the power to determine the terms of the options granted, including the exercise price of each option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 2002 Plan.

      Options granted under the 2002 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 2002 Plan must generally be exercised within 60 days after the end of an optionee’s status as an employee, director or consultant of French Automotive, or within 180 days after such optionee’s termination by death or disability, but in no event later than the expiration of the option term.

      The exercise price of all incentive stock options granted under the 2002 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 2002 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10.0% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2002 Plan may not exceed ten years.

      The 2002 Plan provides that, in the event of a merger with or into another corporation, or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the administration shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable.

      401(k) Plan. We maintain a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute a minimum of 1.0% of their annual compensation, up to a maximum amount equal to the lesser of 15.0% of their annual compensation or the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretional percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. Our contributions were equal to 50% of the first $300 contributed by each employee in 2001 and 50% of the first $150 contributed by each employee in 2000.

Director and Officer Indemnification and Limitation on Liability

      Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our bylaws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of French Automotive, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of French Automotive or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Investor Stockholders Agreement

      We and each of our stockholders are parties to an investor stockholders agreement, as amended on May 29, 1999 and November 30, 2000. Tower Automotive and Onex Advisor LLC and the other employees and affiliates of Onex who purchased shares of our class A common stock in connection with our financing of the acquisition of Nelson became parties to this stockholders agreement by executing joinder and rights agreements dated as of October 15, 1999. The stockholders agreement, as amended, provides that our board of directors will be established at eight directors and will be comprised of: (1) three representatives designated by J2R, (2) two representatives designated by Onex, (3) one representative designated by Windward, (4) one representative designated by Northwestern Mutual Life and (5) one representative designated by Tower Automotive, Inc. The parties to the stockholders agreement subsequently voted to increase the size of our board of directors to eleven directors and have appointed Karl F. Storrie, Dugald K. Campbell and David S. Hoyte to fill these vacancies. In addition, each party to the stockholders agreement has agreed to consent to a sale of French Automotive if such sale is approved by our board of directors.

      Except for Windward, each of the parties to the stockholders agreement has also agreed to vote their common stock as directed by Onex on the election of directors and, with the exception of Northwestern Mutual Life, on all other matters submitted to a vote of stockholders, and has granted the person who is at any time the president of Onex a proxy to vote its common stock. The voting provision of the stockholders agreement automatically terminates upon the sale by French Automotive of at least 20% of our common stock, on a fully diluted basis, in an underwritten public offering.

      The stockholders agreement generally restricts the transfer of any shares of common stock held by the parties to the stockholders agreement by granting certain parties thereto rights of first offer and participation rights in connection with any proposed transfer by any other party, with certain exceptions. In addition, we have agreed not to issue to any person at any time prior to an initial public offering of equity securities, any shares of common stock or any other securities entitled to participate in distributions or to vote (or securities convertible or exercisable for any of the foregoing) unless the parties to the stockholders agreement are given the opportunity to purchase their pro rata share at the same price and on the same terms, subject to certain exceptions.

Registration Agreement

      In connection with the April 1999 recapitalization, each of our stockholders entered into a registration agreement. Tower Automotive and Onex Advisor LLC and the other employees and affiliates of Onex who purchased shares of our class A common stock in connection with our financing of the acquisition of Nelson became parties to this registration agreement by executing joinder and rights agreements dated as of October 15, 1999. Pursuant to the registration agreement, as amended, the holders of a majority of (1) our shares of existing class B common stock issued pursuant to the recapitalization, or issued or issuable in respect of such securities, and (2) any other shares of common stock held by persons holding any of the foregoing may request, at any time, up to five registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, an unlimited number of registrations on Form S-2 or S-3 or any similar short-form registration statement, each at our expense. At present, ONEX American Holdings LLC owns all of the outstanding existing class B common stock. In the event that the holders of these securities make such a demand registration request, all other parties to the registration agreement will be entitled to participate in such registration. In the event that none of these securities are outstanding, the holders of a majority of (1) the common stock issued pursuant to the recapitalization, or issued or issuable with respect thereto, and (2) any common stock held by persons holding any of the foregoing will be entitled to exercise these demand registration rights. The registration agreement also grants to the parties thereto piggyback registration rights with respect to all other registrations by us and we will pay all expenses related to such piggyback registrations. We have obtained a waiver from the requisite holders of piggyback registration rights with respect to this offering.

Management Stockholders Agreement

      On July 16, 1999, we, Onex and members of management who own shares of our common stock, including Messrs. Waldon and Orbea, entered into a management stockholders agreement. In July 1999 and December 1999, we sold 2,138 shares of our class A common stock to our managers, representing approximately 4.0% of our outstanding common stock. During 2001, we repurchased 918 of such shares of class A common stock. Each management stockholder purchased such stock at a price of $4,212 per share, which is the per share amount paid by the equity investors in connection with the recapitalization. The agreement permits the management stockholders to borrow up to half of the purchase price of their stock being pledged to secure repayment of the loan.

      Pursuant to this agreement, at any time after we have become a public company, each management stockholder will have granted to us a right of first refusal. If we do not exercise such right, Onex will have the right to purchase such management stockholder’s stock. In the event neither we nor Onex exercises this right of first refusal, a management stockholder desiring to sell his stock may sell up to 5% of his stock in the public market during any 90-day period, up to a maximum of one-third of the stock acquired by the management stockholder prior to such date.

      We, Onex and each of the management stockholders have agreed that either we or Onex will purchase at book value, and each management stockholder will sell, the stock held by such management stockholder in the event such management stockholder’s employment is terminated for any reason at any time prior to our initial public offering. After such time as we become a public company, a management stockholder may sell his stock in the public market, provided that, in the event the management stockholder’s employment terminates due to: (1) retirement, he can sell his stock so long as he does not sell more than 75% of his stock during the year following his termination; (2) his death or disability, he may sell without restriction; and (3) in all other cases, he can sell his stock so long as he does not sell more than half in the year following his termination.

      The agreement further provides that, in the event our board of directors approves a sale of French Automotive, we have a right to require each management stockholder to sell such management stockholder’s stock to the proposed purchaser. In addition, in the event we effect a public offering, we have agreed to include each management stockholder’s stock in such offering, provided that each management stockholder may not register a greater proportion of his stock than the proportion of Onex’s stock being registered by Onex in such offering.

      The terms of the agreement govern all common stock owned or later acquired by the management stockholders other than any stock purchased in the open market at any time after we have consummated an initial public offering.

Management Agreement with Hidden Creek

      Pursuant to the terms of a management agreement dated as of April 21, 1999, and as amended in October 1999 in connection with the Nelson acquisition, Hidden Creek has agreed to provide strategic direction, management, financial and administrative services to us for an annual fee of $1.0 million. This management agreement is for an initial term of five years, but may be canceled by Hidden Creek upon 30 days’ notice. The agreement is automatically renewable after five years on a year-to-year basis unless we give Hidden Creek 30 days’ notice of its intent to terminate the agreement. The agreement will terminate in any event upon a sale of French Automotive. We have paid Hidden Creek approximately $1.1 million, $1.1 million and $330,000 for services rendered under such agreement and related expenses in 2001, 2000 and 1999, respectively.

      In addition, Hidden Creek received a fee upon consummation of the recapitalization and the offering of our outstanding notes of an aggregate of approximately $3.5 million for services provided in structuring, negotiating and financing these transactions. Upon consummation of the acquisition of Nelson, Hidden Creek received a fee of $1.75 million for services provided in structuring, negotiating and financing the acquisition.

Promissory Note to Tower Automotive, Inc.

      In connection with the financing of our acquisition of Nelson, we borrowed $30.0 million from Tower Automotive, Inc. in exchange for the issuance of a 7.5% convertible subordinated promissory note, due October 14, 2009. Messrs. Campbell, Johnson and Rued are members of both our board of directors and the board of directors of Tower Automotive. Mr. Campbell is the president and chief executive officer of Tower Automotive and Mr. Barone is chief financial officer of Tower Automotive. On November 30, 2000, the 7.5% convertible promissory note was converted into 7,124 shares of Class A-1 common stock.

Transactions with Stockholders

      In connection with the April 1999 recapitalization and the acquisition of Nelson, we paid Robert W. Baird & Co. advisory fees of $2.5 million and $0.9 million, respectively.

PRINCIPAL STOCKHOLDERS

      The table below sets forth certain information with respect to the beneficial ownership of our common stock as of May 15, 2002 and immediately following the offering, after giving effect to the reclassification to be effected immediately prior to the offering, by:

•	each person or entity known by us to beneficially own five percent or more of a class of our voting common stock;

•	each director and Named Executive Officer; and

•	all of our directors and executive officers as a group.

Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. For more information regarding the terms of the Class A common stock and Class B common stock, see “Description of Capital Stock.”

	Existing Common Stock				After the Offering

				Percent of		Percent of
		Number of	Percent of	Voting	Number of	Voting
Directors, Officers and 5% Stockholders	Class	Shares	Class	Power(1)	Shares	Power

ONEX American Holdings LLC(2)(3)	Class A	24	*	(3)
	Class B	20,660	100%	77%
	Class P	6,930	49%	(15)
J2R Partners III(4)	Class C	5,165	100%	(3)
	Class E	3,592	100%	(3)
Windward Entities(5)	Class A	6,093	49%	11%
	Class P	1,635	12%	(15)
The Northwestern Mutual Life Insurance Company(6)	Class D-1	4,876	69%	(3)
	Class P	1,636	12%	(15)
Baird Capital Partners and Affiliates(7)	Class D-1	1,950	28%	(3)
	Class P	654	5%	(15)
Norwest Equity Capital, L.L.C.(8)	Class D-2	4,388	60%	(15)
	Class P	1,472	10%	(15)
BancAmerica Capital Investors II, L.P.(9)	Class D-2	2,926	40%	(15)
	Class P	981	7%	(15)
Tower Automotive, Inc.(10)	Class A	2,578	21%	(3)
	Class A-1	7,124	100%	12%
	Class P	692	5%	(15)
S.A. Johnson(10)(11)	Class A	660	5%	(3)
	Class C	5,165	100%	(3)
	Class E	3,592	100%	(3)
	Class P	173	1%	(15)
Charles M. Waldon(3)	Class A	807	7%	(3)
David S. Hoyte(14)	—	—	—	—
Juan Manuel Orbea	Class A	38	*	(3)
Stephen W. Moore	Class A	142	1%	(3)
Anthony A. Barone	—	—	—	—

	Existing Common Stock				After the Offering

				Percent of		Percent of
		Number of	Percent of	Voting	Number of	Voting
Directors, Officers and 5% Stockholders	Class	Shares	Class	Power(1)	Shares	Power

Mark S. Burgess	—	—	—	—
Dugald K. Campbell(13)	Class A	112	1%	(3)
	Class C	5,165	100%	(3)
	Class E	3,592	100%	(3)
John L. Thomson(12)	Class D-2	4,388	60%	(15)
	Class P	1,472	10%	(15)
Scott D. Rued(13)	Class A	232	*	(3)
	Class C	5,165	100%	(3)
	Class E	3,592	100%	(3)
	Class P	45	*	(15)
Eric J. Rosen(2)(3)(11)	Class A	24	*	(3)
	Class B	20,660	100%	77%
	Class P	6,930	49%	(15)
Karl F. Storrie(13)	Class A	83	*	(3)
	Class C	5,165	100%	(3)
	Class E	3,592	100%	(3)
All directors and officers as a group (13 persons)	All	41,556	—	56%

*	Denotes less than one percent.

(1)	Except as otherwise required by our certificate of incorporation or applicable law, all of our classes of voting common stock vote together as a single class on all matters submitted to a vote of the stockholders, including the election of directors.

(2)	ONEX American Holdings LLC (“ONEX AH LLC”) has shared voting power over 48,843 shares of common stock (see footnote (3)). Mr. Rosen, a Director of French Automotive, is Managing Director of Onex Investment Corp. and, as a result, may be deemed to have beneficial ownership of the shares held by ONEX AH LLC. Mr. Rosen disclaims beneficial ownership of all shares of class B common stock owned by ONEX AH LLC. ONEX AH LLC and Onex Investment Corp. are both wholly owned subsidiaries of Onex. The address for ONEX AH LLC and Mr. Rosen is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, New York 10019.

(3)	ONEX AH LLC, J2R Partners III, The Northwestern Mutual Life Insurance Company, Baird Capital Partners and Affiliates, Messrs. Johnson, Waldon and Rued and all of our other existing stockholders (other than the Windward Entities (as defined below)) have entered into a stockholders agreement pursuant to which such stockholders agreed to vote their shares of common stock in the same manner as ONEX AH LLC votes its shares on the election of directors and, with the exception of Northwestern Mutual Life, on all other matters presented to our stockholders for a vote and, to the extent permitted by law, granted to ONEX AH LLC a proxy to effectuate such agreement. As a result, ONEX AH LLC has voting control of approximately 87% of our common stock.

(4)	The general partners of J2R Partners III are S.A. Johnson, Dugald K. Campbell, Karl F. Storrie, Scott D. Rued, Carl E. Nelson, David J. Huls, Mary L. Johnson, Judith A. Vijums and Daniel F. Moorse. The address for J2R Partners III is c/o Hidden Creek, 4508 IDS Center, Minneapolis, Minnesota 55402.

(5)	Includes 477 shares of class A common stock and 128 shares of class P common stock owned by Windward/ Metropolitan, L.L.C. and 5,616 shares of class A common stock and 1,507 shares of class P common stock held by Windward/ Park WACI, L.L.C. (collectively, the “Windward Entities”). The Windward Entities, due to their common control, may be deemed to beneficially own each other’s shares, but each disclaims such beneficial ownership. The address for each of the Windward

Entities is c/o Windward Capital Partners, L.P., 1177 Avenues of the Americas, 42nd Floor, New York, New York 10036.

(6)	The address for Northwestern Mutual Life is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. NML indirectly owns 55% of the outstanding capital stock of Robert W. Baird & Co. Incorporated.

(7)	Includes: (i) 301 shares of class D-1 common stock and 43 shares of class P common stock held by BCP II Affiliates Fund L.P.; (ii) 934 shares of class D-1 common stock and 135 shares of class P common stock held by Baird Capital Partners II L.P.; (iii) 106 shares of class D-1 common stock and 71 shares of class P common stock held by BCP III Affiliates Fund L.P.; (iv) 76 shares of class D-1 common stock and 50 shares of class P common stock held by BCP III Special Affiliates L.P.; and (v) 533 shares of class D-1 common stock and 355 shares of class P common stock held by Baird Capital Partners III L.P.

Collectively, Baird Capital Partners and its affiliated entities, due to their common control, may be deemed to beneficially own each other’s shares, but each disclaims such beneficial ownership. Robert W. Baird & Co. Incorporated is a general partner of Baird Capital Partners II L.P. and BCP II Affiliates Fund L.P. Robert W. Baird & Co. Incorporated is a member of Baird Capital Partners Management Company III, L.L.C., the general partner of BCP III Affiliates Fund L.P., BCP III Special Affiliates Fund L.P., and Baird Capital Partners III L.P. The address for Baird Capital Partners and its affiliated entities is c/o Robert W. Baird & Co. Incorporated, 777 E. Wisconsin Ave., Milwaukee, Wisconsin 53202.

(8)	Norwest Equity Capital, L.L.C. is an affiliate of Norwest Equity Partners. The address for Norwest Equity Capital, L.L.C. is 3600 IDS Center, 80 South 8th Street, Minneapolis, Minnesota 55402.

(9)	The address for BancAmerica Capital Investors II, L.P. is 231 South LaSalle Street, 19th Floor, Chicago, Illinois 60697.

(10)	The address for Tower is 5211 Cascade Road S.E., Suite 300, Grand Rapids, Michigan 49546. Messrs. Campbell, Johnson and Rued are members of the board of directors of Tower. Each of Messrs. Campbell, Johnson and Rued disclaims beneficial ownership of the shares owned by Tower.

(11)	Includes 5,165 shares of class C common stock and 3,592 shares of class E common stock owned by J2R Partners III, of which Mr. Johnson is a general partner, and 660 shares of class A common stock and 173 shares of class P common stock owned by Mr. Johnson. The address for Mr. Johnson is c/o Hidden Creek, 4508 IDS Center, Minneapolis, Minnesota 55402.

(12)	Includes 4,388 shares of class D-2 common stock and 1,472 shares of class P common stock owned by Norwest Equity Capital, L.L.C., an affiliate of Norwest Equity Partners, of which Mr. Thomson is a General Partner. The address for Mr. Thomson is c/o Norwest Equity Partners, 3600 IDS Center, 80 South 8th Street, Minneapolis, Minnesota 55402.

(13)	Includes 5,165 shares of class C common stock and 3,592 shares of class E common stock owned by J2R Partners III, of which Messrs. Rued, Campbell and Storrie are general partners. Each of Messrs. Rued, Campbell and Storrie disclaims beneficial ownership of the shares owned by J2R Partners III. The address of each of them is c/o Hidden Creek, 4508 IDS Center, Minneapolis, Minnesota 55402.

(14)	Mr. Hoyte was named president and chief executive officer on February 7, 2001 and was elected director on February 22, 2001.

(15)	Class D-2 common stock and class P common stock are non-voting.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

      General. In connection with the April 1999 recapitalization, we and various of our direct and indirect wholly owned subsidiaries entered into a senior credit facility with The Chase Manhattan Bank, Bank of America National Trust and Savings Association, Chase Manhattan International Limited and certain other lenders. In October 1999, we amended and restated our senior credit facility in connection with our acquisition of Nelson. As of March 31, 2002, there was $317.1 million of outstanding indebtedness under the senior credit facility and approximately $38.9 million available under the senior credit facility for working capital and other corporate purposes. We intend to use the proceeds of the offering to repay a portion of the indebtedness under the senior credit facility. See “Use of Proceeds.”

      The senior credit facility includes:

•	approximately $187.5 million in tranche A term loans, consisting of:

•	a $152.5 million U.S. dollar-denominated term loan;

•	a pound sterling-denominated term loan in an amount equal to the pound sterling equivalent (determined as of the date such loan was made) of U.S. $17.5 million; and

•	a pound sterling-denominated term loan to Morris Ashby in an amount equal to the pound sterling equivalent (determined as of the date such loan was made) of U.S. $17.5 million; and

•	a $152.5 million tranche B term loan; and

•	a $90.0 million revolving credit facility.

      Interest. Amounts outstanding under the senior credit facility bear interest, at our option, at a rate per annum equal to either: (1) the Eurocurrency Base Rate (as defined in the senior credit agreement) or (2) the Base Rate (as defined in the senior credit agreement), in each case, plus an applicable margin. As amended in November 2000, the applicable margin for the tranche A term loan and the revolving credit facility is 3.25% for Eurocurrency Base Rate loans and 2.25% for Base Rate loans. The applicable margin for the tranche B term loan is 3.50% for Eurocurrency Base Rate loans and 2.50% for Base Rate loans. The applicable margin for the tranche A and tranche B term loans and the revolving credit facility is subject to adjustment downward based on the achievement of certain performance targets and provided that no event of default has occurred and is continuing. As of March 31, 2002, our borrowings under the senior credit facility bore interest at rates ranging from 5.1% to 7.2%.

      Maturity. Borrowings under the tranche A term loan are due and payable in quarterly installments until April 21, 2005 and borrowings under the tranche B term loan are due and payable in nominal quarterly installments until September 30, 2006, with the final balance due on October 21, 2006. The revolving credit facility is available until April 21, 2005.

      Security and Guaranties. The senior credit facility is secured by a first priority security interest in all of our existing and after-acquired tangible and intangible assets and those of our direct and indirect material subsidiaries (with the exception of certain foreign subsidiaries), including, without limitation, real property and all of the capital stock owned by us and our direct and indirect material subsidiaries (with the exception of certain foreign subsidiaries and to the extent permitted by applicable law). All of our obligations under the senior credit facility are fully and unconditionally guaranteed by all of our present and future material domestic subsidiaries. In addition, we and each of such guarantors shall guarantee any borrowings by any designated foreign subsidiaries permitted to borrow amounts under the senior credit facility.

      Covenants. The senior credit facility requires us to meet certain financial tests, including, without limitation, minimum interest coverage, minimum cash retained earnings and maximum leverage tests. The senior credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the notes described below), liens and encumbrances.

      Events of Default. The senior credit facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness (including the notes described below), certain events of bankruptcy and insolvency, judgment defaults, failure of any guaranty or security document supporting the senior credit facility to be in full force and effect and a change of control of French Automotive.

Senior Subordinated Notes

      General. Our 11 1/2% senior subordinated notes due 2009 were issued in an aggregate principal amount of $175 million under an indenture dated as of May 28, 1999, among us, the guarantors named therein and U.S. Bank Trust National Association, as trustee.

      Maturity. The senior subordinated notes mature on June 1, 2009 and bear interest at the rate equal to 11 1/2% per annum. Interest is computed on the basis of a 360-day year comprised of twelve thirty-day months.

      Subordination and Guarantees. The senior subordinated notes are general unsecured obligations of ours and are subordinated in right of payment to all of our existing and future senior indebtedness and that of the guarantors, including the senior credit facility. The senior subordinated notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of our non-guarantor subsidiaries to the extent of the assets of each non-guarantor subsidiary.

      Redemption. The senior subordinated notes may be redeemed at our option after June 1, 2004, upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Redemption
Year	Price

2004	105.750%
2005	103.833%
2006	101.917%
2007 and thereafter	100.000%

      We are not required to make mandatory redemption or sinking fund payments with respect to the senior subordinated notes.

      Change of Control. The indenture relating to the senior subordinated notes provides that, if a change of control occurs, as defined in such indenture, each holder of the senior subordinated notes will have the right to require us to purchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s senior subordinated notes, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon. The term “change of control” is defined in the indenture relating to the senior subordinated notes to include one or more of the following events:

•	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of French Automotive and its restricted subsidiaries under the indenture taken as a whole to any “person” other than a Onex American Holdings LLC, or J2R Partners, which are collectively referred to as the “Principals,” or any person related thereto, or the “Related Parties”;

•	the adoption of a plan relating to the liquidation or dissolution of French Automotive;

•	the consummation of any transaction (including, without limitation, a merger or consolidation) the result of which is that any “person” other than the Principals and their Related Parties becomes the beneficial owner, directly or indirectly, of more than 50% of our outstanding voting stock (measured by voting power rather than number of shares);

•	the first day on which a majority of the members of our board of directors are not “Continuing Directors,” as defined in the indenture;

•	we consolidate with, or merge with or into, any person, or any person consolidates with, or merges into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of French Automotive outstanding immediately prior to such transaction is converted into or exchanged for voting stock (other than “Disqualified Voting Stock,” as defined in the indenture) of the surviving or transferee person constituting a majority of the outstanding shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance).

      Events of Default. The indenture relating to the senior subordinated notes contains customary events of default, including, without limitation, payment defaults, covenant defaults, certain cross-defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, judgment defaults, and failure of any guaranty or security document supporting the senior subordinated notes to be in full force and effect.

      Covenants. The indenture relating to the senior subordinated notes contains covenants for the benefit of the holders of the senior subordinated notes that, among other things, limit our ability and that of any of our restricted subsidiaries to:

•	pay dividends or other restricted payments (or allow any restricted subsidiaries to pay dividends or other restricted payments);

•	incur indebtedness or issue preferred stock;

•	incur foreign indebtedness;

•	incur liens;

•	merge, consolidate or sell assets;

•	enter into transactions with affiliates;

•	incur additional senior subordinated debt; or

•	impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to us and our restricted subsidiaries.

      These limitations are, however, subject to a number of important qualifications and exceptions.

      The foregoing summary of the material provisions of the indenture relating to our senior subordinated notes is qualified in its entirety by reference to all of the provisions of this indenture, which has been filed with the SEC. See “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

General Matters

      Prior to this offering, we had eight class of common stock outstanding. Contingent upon consummation of this offering, all of our existing classes of common stock will be reclassified into Class B common stock. All of our existing stockholders will receive shares of Class B common stock in such reclassification. The number of shares of Class B common stock that will be issued as a result of the reclassification of our existing classes of common stock will be determined according to the relative preference rankings of such existing common stock and the initial public offering price of the Class A common stock. As of March 31, 2002 (without giving effect to the reclassification), we had 77,565 shares of common stock outstanding held by 98 holders of record.

      Upon completion of the offering, our total amount of authorized capital stock will be                      shares Class A common stock, par value $0.01 per share,                      shares of Class B common stock, par value $0.01 per share and                      shares of preferred stock, par value $0.01 per share. Upon completion of the offering,                      shares of Class A common stock,                      shares of Class B common stock and no shares of preferred stock will be issued and outstanding. The discussion set forth below describes our capital stock, certificate of incorporation and by-laws as will be in effect upon consummation of this offering. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws and by the provisions of applicable law. Our certificate of incorporation and by-laws are included as exhibits to the registration statement of which this prospectus forms a part. References to “common stock” in the discussion below includes both Class A common stock and Class B common stock.

Common Stock

      All of our existing common stock is, and the shares of Class A common stock being offered by French Automotive will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

      Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see “Dividend Policy.”

      Voting Rights. Each outstanding share of Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. Each outstanding share of Class B common stock is entitled to ten votes on all matters submitted to a vote of stockholders until such time as the number of shares of outstanding Class B common stock is less than 10% of the number of shares of Class B common stock outstanding as of the consummation of this offering, at which time each outstanding share of Class B common stock will thereafter be entitled to one vote on all matters submitted to a vote of stockholders. Except as otherwise required by law or our certificate of incorporation, the Class A common stock and Class B common stock vote together on all matters submitted to a vote of the stockholders, including the election of directors.

      Preemptive or Similar Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

      Conversion Rights. The Class A common stock is not convertible. The Class B common stock is convertible into Class A common stock on a share-for-share basis at the option of the holder at any time and mandatorily convertible upon any transfer by the holder to any person other than an affiliate of such holder or another holder of Class B common stock.

      Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

      Nasdaq Listing. Application has been made to include the Class A common stock for trading on Nasdaq under the symbol “FREN.” The Class B common stock will not be listed for trading on any national securities exchange or on Nasdaq.

Preferred Stock

      Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

      Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

      These provisions include:

      Disparate Voting Rights. The Class B common stock has ten votes, as compared to one vote for each share of Class A common stock, on all matters to come before the stockholders, including the election of directors. By virtue of such stock ownership, the holders of the Class B common stock will be able to control the vote on all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of French Automotive that might otherwise be beneficial to stockholders.

      Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

      Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

      Super Majority Approval Requirements. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 80% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We will enter into indemnification agreements with our current directors and executive officers at the time of this offering.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                               .

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of Class A common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

      Upon completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares of common stock, the                      shares of Class A common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

•	shares will be available for immediate sale on the date of this prospectus; and

•	shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144, 144(k) and 701.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

      We intend to file a registration statement on Form S-8 under the Securities Act to register approximately            shares of common stock reserved for issuance under our new stock option plan. This registration statement is expected to be filed after six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

      We, our officers and directors and substantially all of our existing stockholders, including all of our 5% stockholders, have agreed that, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock except, in the case of French Automotive, for the shares of common stock to be issued in connection with the offering or pursuant to employee benefit plans existing on the date of this prospectus, permitted transfers to related parties that agree to be bound by the foregoing restrictions, and permitted sales of shares acquired in the open market following the completion of the offering.

Registration Rights

      After the completion of this offering, the holders of approximately            shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Certain Relationships and Related Transactions — Registration Agreement.” All holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus unless Salomon Smith Barney Inc. agrees otherwise.

UNDERWRITING

      Salomon Smith Barney Inc. and Robert W. Baird & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	shares

Salomon Smith Barney Inc.
Robert W. Baird & Co. Incorporated

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $          per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $          per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to  additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, and substantially all of our other stockholders, including all of our 5% stockholders, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      At our request, the underwriters have reserved up to      % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. Approximately                     of these shares, or      % of the shares in this offering, will be subject to a 90 day lock-up agreement with the underwriters. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Salomon Smith Barney will administer the directed share program.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

      We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “FREN.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. We estimate that the aggregate underwriting discounts and commissions we will pay to the underwriters will equal      % of the public offering price set forth on the cover of this prospectus. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Paid by French Automotive

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that the total expenses of this offering will be $                    .

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      From time to time, each of the representatives has provided, and continues to provide, investment banking services to French Automotive.

EXPERTS

      The consolidated financial statements and schedule of J.L. French Automotive Castings, Inc. as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

      The validity of the Class A common stock offered hereby will be passed upon for J.L. French Automotive Castings, Inc. by Kirkland & Ellis (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis are partners in a partnership that owns            shares of Class D common stock, which will be reclassified into            shares of Class B common stock upon completion of the offering. Some legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

      We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith we are required to file periodic reports and other information with the Securities and Exchange Commission. These periodic reports and other information may be inspected and copied at the Securities and Exchange Commission’s public reference rooms and the Web site of the Securities and Exchange Commission as described below.

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules which are part of the registration statement.

      For more information about our company and the Class A common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission’s World Wide Web site at www.sec.gov.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To J. L. French Automotive Castings, Inc. and Subsidiaries:

      We have audited the accompanying consolidated balance sheets of J. L. French Automotive Castings, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ investment and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. L. French Automotive Castings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Schedule II: Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,

February 6, 2002

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31

	2001	2000

	(in thousands, except share
	and per share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,055	$6,053
Accounts receivable, less reserve for doubtful accounts of $2,081 and $2,502	43,713	78,314
Inventories	31,097	40,546
Other current assets	17,479	20,076

Total current assets	93,344	144,989
PROPERTY, PLANT AND EQUIPMENT, NET	275,142	283,346
INTANGIBLE AND OTHER ASSETS, NET OF ACCUMULATED
AMORTIZATION OF $34,454 AND $24,622	332,423	348,209

	$700,909	$776,544

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$61,678	$94,728
Accrued liabilities	33,167	48,799
Current portion of long-term debt	47,306	18,185

Total current liabilities	142,151	161,712
LONG-TERM DEBT, NET OF CURRENT PORTION	328,935	362,706
SUBORDINATED NOTES	175,000	175,000
OTHER NONCURRENT LIABILITIES	21,519	24,795

Total liabilities	667,605	724,213
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
COMMON STOCK, CLASS P non-voting; par value $0.01; 20,000 shares authorized; 14,248 and 14,248 shares issued and outstanding, mandatorily redeemable	60,000	60,000
STOCKHOLDERS’ DEFICIT:
Common stock, Class A; par value $0.01; 20,000 shares authorized; 12,408 and 13,276 shares issued and outstanding	—	—
Common stock, Class A-1; par value $0.01; 10,000 shares authorized; 7,124 and 7,124 shares issued and outstanding	—	—
Common stock, Class A-2; par value $0.01; 5,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, Class B; par value $0.01; 30,000 shares authorized; 20,660 and 20,660 shares issued and outstanding	—	—
Common stock, Class C; par value $0.01; 6,000 shares authorized; 5,165 and 5,165 shares issued and outstanding	—	—
Common stock, Class D-1; par value $0.01; 15,000 shares authorized; 7,054 and 7,054 shares issued and outstanding	—	—
Common stock, Class D-2 non-voting; par value $0.01; 7,500 shares authorized; 7,314 and 7,314 shares issued and outstanding	—	—
Common stock, Class E; par value $0.01; 4,000 shares authorized; 3,592 and 3,592 shares issued and outstanding	—	—
Additional paid-in capital	90,476	90,877
Accumulated deficit	(106,295)	(92,886)
Accumulated other comprehensive loss	(10,877)	(5,660)

Total stockholders’ deficit	(26,696)	(7,669)

	$700,909	$776,544

The accompanying notes are an integral part of these consolidated balance sheets.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2001	2000	1999

	(in thousands)
Sales	$505,709	$557,002	$351,829
Cost of sales	414,310	470,647	267,514

Gross profit	91,399	86,355	84,315
Selling, general and administrative expenses	27,413	25,544	19,577
Recapitalization expense	—	—	22,425
Amortization of intangible assets	14,735	11,289	11,167

Operating income	49,251	49,522	31,146
Interest expense, net	53,618	62,538	37,326

Loss before income taxes and extraordinary loss	(4,367)	(13,016)	(6,180)
Income tax provision (benefit)	2,555	(3,542)	(595)

Loss before extraordinary loss	(6,922)	(9,474)	(5,585)
Extraordinary loss on early extinguishment of debt, net of income tax benefit of $5,407	—	—	8,112

Net loss	$(6,922)	$(9,474)	$(13,697)

The accompanying notes are an integral part of these consolidated financial statements.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME (LOSS)

	Common Stock (Note 2)

						Retained	Accumulated
	Pre Recapitalization		Post Recapitalization		Additional	Earnings/	Other Com-
					Paid-In	(Accumulated	prehensive
	Shares	Amount	Shares	Amount	Capital	Deficit)	Income (Loss)	Total

	(in thousands, except share data)
BALANCE, December 31, 1998	79,454.70	$—	—	$—	$109,034	$14,224	$1,430	$124,688
Comprehensive loss — Net loss	—	—	—	—	—	(13,697)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,788)
Total comprehensive loss								(16,485)
Accretion of convertible redeemable Series A preferred stock to redemption value	—	—	—	—	—	(67)	—	(67)
Dividends declared for convertible redeemable Series A preferred stock, $700 per share	—	—	—	—	—	(263)	—	(263)
Conversion of convertible redeemable Series A preferred stock to common stock	3,395.58	—	—	—	—	—	—	—
Repurchase of Pre Recapitalization common stock, net	(77,501.90)	—	—	—	(265,034)	(83,021)	—	(348,055)
Conversion of Pre Recapitalization to Post Recapitalization common stock	(5,348.38)	—	5,348.38	—	—	—	—	—
Sale of Post Recapitalization common stock	—	—	37,037.36	—	156,000	—	—	156,000
Issuance of common stock	—	—	8,309.63	—	35,000	—	—	35,000
Employee stock offering, net of subscriptions receivable (Note 2)	—	—	2,138.44	—	7,589	—	—	7,589

BALANCE, December 31, 1999	—	—	52,833.81	—	42,589	(82,824)	(1,358)	(41,593)
Comprehensive loss —
Net loss	—	—	—	—	—	(9,474)
Foreign currency translation adjustment	—	—	—	—	—	—	(4,302)
Total comprehensive loss								(13,776)
Employee stock offering, net of subscriptions receivable (Note 2)	—	—	85.64	—	360	—	—	360
Issuance of common stock	—	—	11,315.32	—	47,886	—	—	47,886
Repurchase of common stock, net of loan payments	—	—	(50.08)	—	(146)	—	—	(146)
Dividends on Class A-1 and Class P stock	—	—	—	—	188	(588)	—	(400)

BALANCE, December 31, 2000	—	—	64,184.69	—	90,877	(92,886)	(5,660)	(7,669)
Comprehensive loss —
Net loss	—	—	—	—	—	(6,922)
Initial effect of adoption of SFAS No. 133, net of tax	—	—	—	—	—	—	(1,223)
Change in unrealized loss on derivative financial instruments, net of tax	—	—	—	—	—	—	(864)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,356)
Minimum pension liability, net of tax	—	—	—	—	—	—	(774)
Total comprehensive loss								(12,139)
Repurchase of common stock, net of loan repayments	—	—	(867.84)	—	(2,212)	—	—	(2,212)
Dividends on Class A-1 and Class P stock	—	—	—	—	1,687	(6,487)	—	(4,800)
Collection of common stock subscription receivables	—	—	—	—	124	—	—	124

BALANCE, December 31, 2001	—	$—	63,316.85	$—	$90,476	$(106,295)	$(10,877)	$(26,696)

The accompanying notes are an integral part of these consolidated financial statements.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2000	1999

	(in thousands)
OPERATING ACTIVITIES:
Net loss	$(6,922)	$(9,474)	$(13,697)
Adjustments to reconcile net loss to net cash provided by operating activities-
Depreciation and amortization	56,847	48,439	36,695
Subordinated notes discount accretion	—	—	170
Deferred income taxes	5,971	(355)	1,029
Extraordinary loss	—	—	8,112
Change in other operating items:
Accounts receivable	33,738	3,160	8,308
Inventories	9,151	(4,200)	(7,897)
Other current assets	(3,841)	(1,035)	(9,291)
Accounts payable and accrued liabilities	(47,574)	12,269	1,197
Other, net	(10,315)	746	(5,094)

Net cash provided by operating activities	37,055	49,550	19,532

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(5,614)	(189,815)
Capital expenditures, net	(37,215)	(102,948)	(33,005)

Net cash used for investing activities	(37,215)	(108,562)	(222,820)

FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	30,216	138,058	49,740
Repayments of revolving credit facilities	(21,740)	(142,766)	(55,403)
Long-term borrowings	8,996	19,967	719,843
Repayment of long-term borrowings	(19,270)	(29,216)	(324,227)
Debt issuance costs	—	(1,287)	(19,354)
Proceeds from sale of common stock	—	77,740	198,589
Redemption of common stock in connection with the Recapitalization	—	—	(360,339)
Dividends paid on convertible redeemable Series A preferred stock	—	—	(525)
Repurchase of common stock and subscription receivable repayments	(2,088)	—	(3,731)

Net cash provided by (used for) financing activities	(3,886)	62,496	204,593

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(952)	(2,331)	(533)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,998)	1,153	772
CASH AND CASH EQUIVALENTS, beginning of period	6,053	4,900	4,128

CASH AND CASH EQUIVALENTS, end of period	$1,055	$6,053	$4,900

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for-
Interest	$55,326	$64,168	$34,674

Income taxes	$454	$2,149	$1,920

NON-CASH FINANCING TRANSACTION:
Conversion of convertible subordinated notes into Class A-1 Common Stock	$—	$30,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Basis of Presentation

      J.L. French Automotive Castings, Inc. (French) is an international designer and manufacturer of aluminum die cast components and assemblies for the global automotive industry. French’s primary operating subsidiaries are French Holdings, Inc. (FHI), Nelson Metal Products Corporation (Nelson), Shoreline Industries, Inc. (JLF Benton Harbor), J. L. French U.K. Ltd., formerly known as Morris Ashby Ltd. (JLF UK), Fundiciones Viuda de Ansola, S.A. (Ansola), and J. L. French S. de R.L. de C.V. (JLF Mexico). French has manufacturing facilities located in Kentucky, Michigan, Wisconsin, Mexico, Spain and the United Kingdom.

2.     Recapitalization and Common Stock

      On April 21, 1999, the Company completed a recapitalization transaction (the Recapitalization). Immediately prior to the Recapitalization, the Company had the following classes of common shares authorized and outstanding (Pre Recapitalization common stock):

	Shares	Shares Issued
Class	Authorized	and Outstanding

A, par value $0.0001	300,000	60,492.73
B, par value $0.0001	75,000	16,016.36
C, par value $0.0001	50,000	2,651.05
D, par value $0.0001	25,000	294.56

      Pursuant to the Recapitalization Agreement and immediately prior to the Recapitalization, each share of Class B, Class C and Class D common stock was converted into one share of Class A common stock. In addition, each share of Convertible Redeemable 7% Series A preferred stock was converted into one share of Series B preferred stock and 2.26372 shares of Class A common stock. The Company also restated its Articles of Incorporation to authorize 20,000 shares of Class A common stock, 30,000 shares of Class B common stock, 6,000 shares of Class C common stock, 15,000 shares of Class D-1 common stock, 7,500 shares of nonvoting Class D-2 common stock and 4,000 shares of Class E common stock (collectively, Post Recapitalization common stock). Concurrently with the above transactions, new investors acquired 1,650.06 shares of Class A common stock, 17,099.89 shares of Class B common stock, 4,274.97 shares of Class C common stock, 5,509.97 shares of Class D-1 common stock, 5,699.99 shares of Class D-2 common stock and 2,802.48 shares of Class E common stock for total consideration of $156.0 million. In addition, the Company borrowed $295.0 million pursuant to a new senior credit facility (Note 4) and $130.0 million pursuant to an interim financing facility (Note 5).

      The proceeds from the equity investment, the senior credit facility and the subordinated financing facility were used to retire $184.0 million of outstanding indebtedness, to redeem the outstanding Series B preferred stock for $12.3 million, to repurchase certain shares of Class A common stock for $336.5 million, to redeem all outstanding options for $22.4 million and to pay fees associated with the transaction of approximately $6.9 million. The redemption of stock options was recorded as compensation expense at the date of the Recapitalization and is reflected in the consolidated statements of operations as recapitalization expense. As a result of the Recapitalization, approximately 87% of all classes of the combined capital stock of the Company were acquired which represented 85% of the shares eligible to vote. An additional payment of $5.9 million was made to those persons who were stockholders prior to the Recapitalization based on a post-closing determination of working capital as of the date of the Recapitalization.

      In connection with the Recapitalization, the historical basis of all assets and liabilities have been retained for financial reporting purposes, and the repurchase of the existing common stock and issuance of new common stock has been accounted for as an equity transaction. In addition, the fees and expenses

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related to the Recapitalization of approximately $6.5 million have been recorded as a reduction in stockholders’ deficit.

      In 1999, the Company sold 2,138.44 shares of Class A common stock to certain employees for aggregate proceeds of approximately $9.0 million. Approximately $1.4 million of this amount was financed through notes to the Company which bear interest at 9% and are due in 2004. The outstanding balance of these notes, $0.8 million at December 31, 2001 and $1.1 million at December 31, 2000, is reflected as a reduction of additional paid-in capital in the accompanying consolidated statements of stockholders’ deficit and comprehensive income (loss).

      On May 24, 2000, certain stockholders acquired 2,991 shares of Class A common stock, 463 shares of Class D-1 common stock, 497 shares of Class D-2 common stock and 240 shares of Class E stock. Total consideration to the Company was approximately $17.9 million.

      On November 30, 2000, certain stockholders acquired 14,248 shares of nonvoting Class P common stock for total consideration to the Company of $60 million. The Class P common stock accrues dividends at an annual rate of 8% and the dividends are payable in cash at the time of redemption of the Class P common stock. The Class P common stock holders are entitled to a return on their investment at the time of a sale of the Company, as defined. In addition, the holders of the Class P common stock may require the Company to return their investment at any time after December 15, 2009. Accordingly, the Class P common stock is not included as a component of stockholders’ deficit. After Class P common stock holders receive the return of their investment and all accrued dividends, the holders of Class P common stock will share in any distributions ratably with holders of the other classes of outstanding stock. The Company accrued dividends of $400,000 for the year ended December 31, 2000 and $4.8 million for the year ended December 31, 2001. These dividends are included in other non-current liabilities.

      Concurrent with the transaction described above, the holder of the Company’s 7 1/2% Convertible Subordinated Note (see Note 5) exchanged the note for 7,124 shares of Class A-1 common stock. The Class A-1 common stock accrues pay-in-kind dividends at an annual rate of 7 1/2%. The dividends are payable, at the sole election of the holder, in either (i) shares of Class A-2 common stock equal to the amount of the dividend to be paid divided by $4,211 or (ii) shares of Class A common stock equal to the amount of the dividend to be paid divided by $5,896.75. As of December 31, 2001 the Company has accrued $1.9 million in dividends which are included in additional paid-in capital. No dividends were recorded during the fourth quarter of 2001 as the Company determined at that time that the common stock has minimal, if any, value.

      During the year ended December 31, 2001, approximately 867.8 shares of Class A common stock, at a total cost of approximately $2.7 million, were repurchased and retired by the Company with $0.5 million used to offset outstanding subscription receivables. Approximately 606.8 shares totaling $1.9 million were repurchased from management holders upon termination of employment. Approximately 261.0 shares totaling $0.8 million were repurchased in accordance with an agreement approved by the Company’s board of directors during March 2001. This agreement authorized the repurchase of approximately 522.0 shares of the Company’s Class A common stock totaling $1.6 million at a formula value as of March 31, 2001 with 50% repurchased in July 2001 and 50% in July 2002. Pending authorization of the executive committee of the board, the Company’s board of directors approved the repurchase and retirement of an additional 532.9 shares of the Company’s Class A common stock totaling $1.6 million during December 2001. These shares will be repurchased at a formula value as of September 30, 2001 in increments of 33% in July 2002, 33% in July 2003 and 33% in July 2004, subject to other buybacks.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is a summary of transactions in the Pre Recapitalization common stock for the period from December 31, 1998 through April 21, 1999, the date of the Recapitalization:

	Class A		Class B		Class C		Class D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 1998	60,492.73	$—	16,016.36	$—	2,651.05	$—	294.56	$—
Conversion of Class B, C and D to Class A	18,961.97		(16,016.36)	—	(2,651.05)	—	(294.56)	—
Conversion of Convertible Redeemable 7% Series A Preferred Stock to Class A	3,395.58	—	—	—	—	—	—	—
Repurchase of Class A shares pursuant to the Recapitalization	(77,501.90)	—	—	—	—	—	—	—
Conversion of Class A shares to Post Recapitalization common stock	(5,348.38)	—	—	—	—	—	—	—

Balance, April 21, 1999	—	$—	—	$—	—	$—	—	$—

      Following is a summary of transactions in the Post Recapitalization common stock for the period from April 21, 1999 through December 31, 2001:

	Number of Shares

	Class A	Class A-1	Class B	Class C	Class D-1	Class D-2	Class E	Class P

Shares outstanding, April 21, 1999	—	—	—	—	—	—	—	—
Conversion of Pre Recapitalization common stock	5,348.38	—	—	—	—	—	—	—
Sale of Post Recapitalization common stock	1,650.06	—	17,099.89	4,274.97	5,509.97	5,699.99	2,802.48	—
Employee stock offering	2,138.44	—	—	—	—	—	—	—
Sale of common stock (Note 6)	1,112.53	—	3,560.01	890.01	1,080.22	1,117.44	549.42	—

Shares outstanding, December 31, 1999	10,249.41	—	20,659.90	5,164.98	6,590.19	6,817.43	3,351.90	—
Repurchase of common stock	(50.08)	—	—	—	—	—	—	—
Sale of common stock	3,076.87	7,124.20	—	—	463.40	496.51	239.98	14,248.40

Shares outstanding, December 31, 2000	13,276.20	7,124.20	20,659.90	5,164.98	7,053.59	7,313.94	3,591.88	14,248.40

Repurchase of common stock	(867.84)	—	—	—	—	—	—	—

Shares outstanding, December 31, 2001	12,408.36	7,124.20	20,659.90	5,164.98	7,053.59	7,313.94	3,591.88	14,248.40

3.     Significant Accounting Policies

     Principles of Consolidation and Presentation

      The consolidated financial statements include the financial statements of French and its wholly owned subsidiaries (collectively referred to as the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Accounting for Derivative Instruments and Hedging Activities

      Effective January 1, 2001, the Company adopted Statements of Financial Accounting Standards (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      The Company entered into an interest rate swap agreement during 2000 with a bank, having a notional amount of $75 million, to reduce the impact of changes in interest rates on its floating rate long-term debt. This agreement effectively changes the Company’s interest rate exposure on $75 million of floating rate debt from a LIBOR base rate to a fixed base rate. The original agreement set a base rate of 6.6%. Effective October 31, 2001, the agreement was amended to set a base rate of 4.8%. The Company is required to prepay interest to obtain the fixed base rate of 4.8%. Prepayment of interest as of December 31, 2001 was $1.3 million. The interest rate swap agreement, which matures December 31, 2003, has been designated as, and meets the criteria for a cash flow hedge. Initial adoption of SFAS No. 133 on January 1, 2001, resulted in the recording of a liability for the fair value of the swap agreement, net of taxes, of $2.1 million as a component of accumulated other comprehensive loss. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparties. The fair value of the interest rate swap as of December 31, 2001 was a liability of $3.4 million.

     Recently Issued Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives but with no maximum life. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the provisions of SFAS No. 142 beginning January 1, 2002. As of December 31, 2001, the Company has unamortized goodwill of $288.2 million that will be subject to the provisions of SFAS No. 142. Amortization expense recorded during 2001 was $14.7 million. The Company has not yet determined the impact of adopting SFAS No. 142 on its earnings and financial position, including whether it will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principle.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ” (“SFAS No. 121”). SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for fiscal years beginning after

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 15, 2001. Management is currently evaluating the impact this statement will have on the Company’s financial position or results of operations.

     Financial Instruments

      The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value, because of the short maturity of these instruments. The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities. As of December 31, 2001 and 2000, the fair value of the Company’s long-term senior debt was determined to be the same as the carrying amount. Based on quoted market values, the fair value of the Subordinated Notes was determined to be $58.8 million at December 31, 2001 and $94.5 million at December 31, 2000.

     Cash and Cash Equivalents

      Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents consist primarily of short-term money market instruments with Spanish and United States financial institutions. Cash equivalents are stated at cost which approximates fair value.

     Inventories

      Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) or average cost methods, which approximate current cost. Market is determined by the quoted price for comparable raw materials.

      Inventories consisted of the following (in thousands):

	December 31

	2001	2000

Raw materials	$15,530	$15,339
Work-in-process	7,314	14,971
Finished goods	8,253	10,236

	$31,097	$40,546

     Other Current Assets

      Other current assets consisted of the following (in thousands):

	December 31

	2001	2000

Customer tooling-in-progress	$9,365	$5,814
Deferred income tax assets	4,121	10,344
Other	3,993	3,918

	$17,479	$20,076

      Customer tooling-in-progress represents costs incurred by the Company in the production of customer-owned tooling to be used by the Company in the manufacture of its products. The Company receives a specific purchase order for this tooling and is reimbursed by the customer for the cost of such tooling within one operating cycle. Costs are deferred until reimbursed by the customer. Forecasted losses on incomplete projects are recognized currently.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property, Plant and Equipment

      Property, plant and equipment consisted of the following (in thousands):

	December 31

	2001	2000

Land and land improvements	$6,596	$7,431
Buildings	81,294	78,114
Machinery and equipment	301,646	259,321
Furniture, fixtures and other	5,483	5,248
Construction in progress	14,084	27,410

	409,103	377,524
Less-Accumulated depreciation and amortization	(133,961)	(94,178)

Net property, plant and equipment	$275,142	$283,346

      Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated on the straight-line method over the following estimated useful lives:

Buildings and land improvements	15 to 39 years
Machinery and equipment	5 to 13 years
Furniture, fixtures and other	3 to 10 years

      Depreciation and amortization expense was approximately $42.1 million, $37.2 million and $24.9 million for the years ended December 31, 2001, 2000, and 1999, respectively.

      The Company capitalizes interest cost as a component of the cost of construction in progress. Interest costs of $1,210,000, $1,391,000 and $237,000 were capitalized for the years ended December 31, 2001, 2000 and 1999. The Company had buildings and machinery under capital leases of $16.5 million as of December 31, 2001 and $24.7 million as of December 31, 2000. Accumulated amortization of these assets was $4.1 million as of December 31, 2001 and $3.7 million as of December 31, 2000. These assets and accumulated amortization are included in the table above.

      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Intangible and Other Assets

      Intangible and other assets consisted of the following (in thousands):

	December 31

	2001	2000

Goodwill	$316,925	$323,885
Debt issuance costs and other	22,197	21,330

	339,122	345,215
Less-Accumulated amortization	(34,454)	(24,622)

Net intangible assets	304,668	320,593
Deferred income tax assets, net	27,755	27,616

Intangible and other assets, net	$332,423	$348,209

      Goodwill represents the excess of the purchase price over fair value of net assets acquired arising from the acquisition of the Company in April 1996 and the acquisitions described in Note 6. Through December 31, 2001 goodwill was amortized on a straight-line basis over 40 years. The Company adopted the provisions of SFAS No. 142 on January 1, 2002. Under SFAS No. 142, companies will no longer amortize goodwill. Debt financing costs are amortized over the term of the applicable agreement.

     Recoverability of Long-Lived Assets

      The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill and other long-lived assets, the Company would recognize an impairment loss. In 2001, the current and historical operating and cash flow losses of certain operating segments combined with forecasts that demonstrate continuing losses prompted the Company to assess the recoverability of the goodwill and other long-lived assets of these operating segments. Based on the Company’s assessment, the carrying value of JLF Mexico’s goodwill exceeded its fair value. Accordingly, the Company recorded an impairment charge of approximately $4.0 million to write down the goodwill. The impairment charge is reflected as a non-cash charge in the accompanying consolidated statements of operations.

     Accrued Liabilities

      Accrued liabilities consisted of the following (in thousands):

	December 31

	2001	2000

Compensation and benefits	$14,160	$11,847
Loss contracts	5,113	20,196
Interest	6,034	8,032
Other	7,860	8,724

	$33,167	$48,799

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Income Taxes

      The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

     Revenue Recognition and Sales Commitments

      The Company recognizes revenue as its products are shipped to its customers. The Company enters into agreements to produce products for its customers at the beginning of a given vehicle’s production cycle. Once such agreements are entered into by the Company, fulfillment of the customer’s purchasing requirements is the obligation of the Company for the entire production cycle of the vehicle, with terms averaging seven years. The Company has no intention to terminate such contracts. In certain instances, the Company is committed under existing agreements to supply products to its customers at selling prices which are not sufficient to cover the costs to produce such product. In such situations, the Company records a liability for the estimated future amount of losses. Such losses are recognized at the time that the loss is probable and reasonably estimatable and are recorded at the minimum amount necessary to fulfill the Company’s obligation to the customer. Losses are estimated based upon information available at the time of the estimate, including future production volume estimates, length of the program and selling price and product information, and adjusted as new facts are determined. The remaining liability was approximately $8.9 million as of December 31, 2001 and $36.5 million as of December 31, 2000. Of these amounts, $3.8 million and $16.3 million are included in other noncurrent liabilities in the accompanying consolidated balance sheets.

     Foreign Currency Translation

      Assets and liabilities of foreign operations are translated into U.S. dollars using the year-end rates of exchange. Results of operations are translated at average rates prevailing throughout the period. Translation gains and losses are accumulated as a separate component of accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions are included in net income. The effective portion of foreign exchange hedges are reported in the same manner as translation adjustments.

     Comprehensive Income (Loss)

      Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive loss represents net loss adjusted for foreign currency translation adjustments, cumulative effect of adoption of SFAS No. 133, unrealized gain (loss) on derivative instruments and minimum pension liability. The Company has chosen to disclose comprehensive income (loss) in the accompanying consolidated statements of stockholders’ deficit and comprehensive income (loss).

     Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Ultimate results could differ from those estimates.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Reclassifications

      Certain amounts previously reported in the 2000 consolidated financial statements have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on previously reported net loss or stockholders’ deficit.

4.     Long-Term Debt

      Long-term debt consisted of the following (in thousands):

	December 31

	2001	2000

Senior credit facility:
Revolving credit facility, due April 2005, interest at prime plus 2.25% or LIBOR plus 3.25% (7.0% at December 31, 2001)	$25,213	$17,168
Tranche A term loan, due April 2005 interest at prime plus 2.00% or LIBOR plus 3.25% (5.675% at December 31, 2001)	149,881	163,210
Tranche B term loan, due October 2006 interest at prime plus 2.25% or LIBOR plus 3.50% (5.925% at December 31, 2001)	149,904	150,704

Total senior credit facility	324,998	331,082
Unsecured sterling loan notes	22,599	23,655
Peseta term loans	10,761	10,086
Obligations under capital leases (Note 10) and other	17,883	16,068

	376,241	380,891
Less-Current portion	(47,306)	(18,185)

	$328,935	$362,706

     Senior Credit Facility

      In connection with the Recapitalization, French and certain subsidiaries entered into a senior credit facility which provided for total borrowings of up to $370.0 million, including (a) $105.0 million tranche A term loan consisting of a $70.0 million U.S. dollar-denominated term loan and pound sterling denominated term loans in an amount equal to the pound sterling equivalent of U.S. $35.0 million, (b) a $190.0 million tranche B term loan, and (c) a $75.0 million revolving credit facility. In May 1999, approximately $2.5 million of borrowings under the tranche A term loan and $37.5 million of borrowings under the tranche B term loan were repaid with proceeds from the offering of the Subordinated Notes (Note 5).

      On October 15, 1999 in connection with the acquisition of Nelson (Note 6), the Company amended and restated its senior credit facility to provide for $100.0 million of additional borrowings consisting of an increase of $85 million in the tranche A term loan and an increase of $15 million in the revolving credit facility.

      On November 27, 2000 the Company and its lenders amended the senior credit facility to defer certain principal repayments scheduled for 2001 to future years and to amend certain financial covenants included in the credit agreement.

      As of December 31, 2001, the total borrowing availability under the revolving credit facility was $39.5 million. As of December 31, 2001, the Company had outstanding standby letters of credit of $25.3 million which expire no later than January 2003. Borrowings under the tranche A and tranche B term loans are payable in quarterly installments. In addition, beginning with the year ended December 31,

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000, the Company is required to make mandatory prepayments of borrowings under the tranche A and tranche B term loans based on excess cash flow, as defined. No such prepayments were required in 2001.

      The senior credit facility requires the Company to maintain certain financial ratios including minimum liquidity and interest coverage. The senior credit facility also limits capital expenditures and cash dividends, among other restrictions. Based upon financial projections for 2002, the Company anticipates that it will not be in compliance with a financial covenant in its senior credit facility as of December 31, 2002. If economic and industry conditions continue to improve over projected levels, the Company may be able to satisfy this covenant as of the end of 2002. Alternatively, the Company would be required to seek a waiver in such event of non-compliance from its lenders. No adjustment to the carrying amount or classification of assets or liabilities in the accompanying financial statements have been made with respect to this potential event of non-compliance. In the event the Company fails to comply with this covenant or any of the other terms of the senior credit facility, it would be in default thereunder, and the maturity of substantially all of its long-term indebtedness could be accelerated. In the event of such an acceleration, the Company would need to refinance or restructure its borrowing under the senior credit facility. The senior credit facility is secured by all of the assets of and guaranteed by all of our material present and future subsidiaries, in each case with exceptions for certain foreign subsidiaries and to the extent permitted by applicable law. The Company was in compliance with all covenants as of December 31, 2001.

      In connection with the repayment of borrowings under the old credit facility on the date of the Recapitalization, the Company wrote off unamortized debt issue costs of approximately $9.4 million. The write off, net of income taxes, is included as an extraordinary loss in the accompanying statement of operations for the year ended December 31, 1999.

     Peseta Term Loans

      Peseta term loans represent borrowings by Ansola from Spanish banks. The loans were used by Ansola to finance capital expenditures and generally have restrictions that require approval prior to the disposal of assets. The loans have various payment terms and maturity dates through 2005. The effective interest rate in 2001 was approximately 4.9%.

     Unsecured Sterling Loan Notes

      In conjunction with the acquisition of JLF UK, unsecured Sterling loan notes were issued in exchange for certain shares acquired by the Company. The notes bear interest at 1% below LIBOR, with a minimum of 6.75%, and are payable in January 2003. The applicable interest rate was 6.75% at December 31, 2001. Each note holder may, as provided by British regulations, exercise an annual option to have the Company redeem the notes in the increments of £10,000. The loan notes are guaranteed by letter of credit under the revolving credit facility which matures in April 2005.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Aggregate Maturities

      The aggregate maturities of long-term debt, including obligations under capital leases, for each of the five years subsequent to December 31, 2001 are as follows (in thousands):

Amount

2002	$47,306
2003	77,150
2004	56,417
2005	41,415
2006	149,465
2007 and thereafter	4,488

$376,241

5.     Subordinated Debt

     Subordinated Notes

      In connection with the Recapitalization, the Company borrowed $130 million pursuant to an interim financing facility. In May 1999, the Company completed an offering of $175.0 million of 11 1/2% Senior Subordinated Notes due 2009 (Subordinated Notes). Net proceeds of the offering, approximately $169.6 million, combined with $0.4 million of cash were used to retire all of the borrowings under the interim financing facility, $2.5 million of borrowings under the tranche A term loan and $37.5 million of borrowings under the tranche B term loan.

      The Company wrote off approximately $4.1 million of unamortized debt issue costs related to the interim financing facility. The write off, net of income taxes, is included in the extraordinary loss in the accompanying statement of operations for the year ended December 31, 1999.

     Convertible Subordinated Note

      In connection with the acquisition of Nelson (Note 6), the Company borrowed $30 million pursuant to a convertible subordinated note issued to Tower Automotive, Inc. (Convertible Note). As discussed in Note 2, the Convertible Note was converted into 7,124.20 shares of Class A-1 common stock on November 30, 2000.

6.     Acquisitions

      In August 1999, the Company formed JLF Mexico to acquire Inyecta Alum, a Mexican supplier of aluminum die castings, for an aggregate purchase price of $14.9 million. This acquisition was financed with cash on hand and available borrowings under the Company’s revolving credit facility.

      In October 1999, the Company acquired all of the outstanding stock of Nelson for an aggregate purchase price of $179.8 million, including transaction costs. Nelson is a full service supplier of medium and large aluminum die castings for the automotive industry, with manufacturing facilities in Grandville, Michigan and Glasgow, Kentucky. In connection with the acquisition of Nelson, the Company (i) amended and restated its senior credit facility to provide for additional borrowings of $100.0 million; (ii) borrowed $30.0 million from Tower Automotive, Inc. pursuant to the Convertible Note; and (iii) issued 8,309.66 shares of its common stock for total consideration of $35 million.

      During 2000, the Company continued to gather information necessary to allocate the Nelson purchase price. In doing so, management determined that certain customer contract commitments that were in

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

existence at the acquisition date will result in losses for a longer time frame than initially projected as efforts to reduce or mitigate these losses have not been successful to date. As a result, the initial estimate of the required reserve for loss contracts was increased by $32.7 million based on discounting expected future losses at 5%. As shipments of parts under these contracts are made, the loss contract reserve is reduced based on the per part loss. The reserve was reduced by $29.4 million for the year ended December 31, 2001 and $23.8 million for the year ended December 31, 2000. In addition to utilization in 2001, the reserve was reduced by $7.0 million due to agreement with a customer of a price increase on a loss contract part that will occur during 2002. Interest expense recognized related to loss contracts was $1.8 million for the year ended December 31, 2001 and $2.9 million for the year ended December 31, 2000.

      In March 2000, the Company formed JLF Benton Harbor to acquire all of the outstanding common stock of Shoreline Industries, Inc. and its affiliate, Generation Machine, LLC. JLF Benton Harbor manufactures high pressure aluminum die cast components, principally for the automotive industry, from a facility in Benton Harbor, MI. Total consideration was approximately $5.6 million.

      The acquisitions noted above have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair value as of the respective dates of acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for the acquisitions noted above have been included in the accompanying consolidated financial statements since the respective dates of acquisition.

7.     Income Taxes

      The summary of income before income taxes and extraordinary loss consisted of the following (in thousands):

	Years Ended December 31,

	2001	2000	1999

Domestic	$7,034	$(7,985)	$(4,109)
Foreign	(11,401)	(5,031)	(2,071)

Total	$(4,367)	$(13,016)	$(6,180)

      The provision (benefit) for income taxes consisted of the following (in thousands):

	Years Ended December 31,

	2001	2000	1999

Current	$(10,324)	$(2,615)	$(1,763)
Deferred	12,879	(355)	1,029
Foreign	—	(572)	139

Total	$2,555	$(3,542)	$(595)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of deferred income tax assets and liabilities is as follows (in thousands):

	December 31,

	2001	2000

Current deferred income tax assets:
Accounts receivable	$1,003	$1,221
Inventories	442	125
Accrued vacation and other	743	305
Loss contracts	1,933	8,693

Total	$4,121	$10,344

Non-current deferred income tax assets (liabilities):
Employee benefit plans	$2,898	$4,140
Loss contracts	1,494	5,179
Other liabilities	233	—
Cash flow hedge	1,524	—
Foreign net operating loss carryforwards	4,340	350
State tax credit and net operating loss carryforwards	10,079	11,764
Federal net operating loss carryforwards	36,059	22,487
Depreciation	(13,683)	(9,553)
Amortization of intangible assets	(1,813)	4,011

Subtotal	41,131	38,378
Valuation allowance	(13,376)	(10,762)

Total	$27,755	$27,616

      Management has established valuation allowances for a majority of the state tax credit and state net operating loss carryforwards and all of the foreign net operating loss carryforwards as management is unable to conclude that it is more likely than not that sufficient taxable income will be generated in the necessary jurisdictions to fully realize these tax benefits. A valuation allowance has not been provided for the Company’s remaining deferred tax assets. The Company will continue to evaluate the need for a valuation allowance, and at such time it is determined that it is more likely than not that such deferred tax assets would not be realizable, a valuation allowance will be recorded.

      A reconciliation of income taxes computed at the statutory rates to the reported income tax provisions is as follows:

	Years Ended December 31,

	2001	2000	1999

Federal benefit at statutory rates	(35.0)%	(35.0)%	(35.0)%
State tax provision, net of federal benefit	7.6	(1.8)	(9.2)
Non-deductible goodwill	14.7	8.0	11.0
Foreign sales corporation	(16.1)	(4.7)	(2.8)
Valuation allowance	86.3	7.0	18.3
Other, net	1.0	(0.7)	8.1

	58.5%	(27.2)%	(9.6)%

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has approximately $12.3 million of state tax credit carryforwards which expire through 2016, $44.0 million of state net operating loss carryforwards which expire between 2014 and 2021, $12.4 million of foreign net operating loss carryforwards which expire in 2016 and $112.5 million of federal net operating loss carryforwards which expire in 2018 to 2021. No provision has been made for U.S. income taxes related to undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested.

8.     Geographic and Product Line Information

      The Company designs and manufactures aluminum die cast components and assemblies for the global automotive industry and operates in a single reportable business segment, automotive products. The Company internally evaluates its business principally based upon critical performance measures established by the Company; because of similar economic characteristics of the operations, including the nature of products, production process and customers, those operations have been aggregated following the provisions of SFAS No. 131 for segment reporting purposes. The following is a summary of sales, based on location of production, and long-lived assets by geographic location (in thousands):

	Years Ended December 31,

	2001		2000		1999

		Long-		Long-		Long-
		Lived		Lived		Lived
	Sales	Assets	Sales	Assets	Sales	Assets

North America	$425,588	$185,011	$473,910	$194,350	$265,520	$154,324
Europe	80,121	90,131	83,092	88,996	86,309	66,843

	$505,709	$275,142	$557,002	$283,346	$351,829	$221,167

      Sales to customers in various geographic locations were as follows (in thousands):

	2001	2000	1999

North America	$406,541	$452,964	$246,797
Europe	94,233	102,546	104,451
Other foreign locations	4,935	1,492	581

	$505,709	$557,002	$351,829

      The following is a summary of the approximate composition by product category of the Company’s sales (in thousands):

	2001	2000	1999

Medium to large automotive aluminum die castings
Oil pans	$155,525	$167,535	$108,880
Engine front covers	46,038	48,023	49,631
Transmission cases	62,697	75,969	49,625
Other medium to large die castings	159,121	176,325	54,621
Small automotive aluminum die castings	72,653	71,311	71,258
Other products	9,675	17,839	17,814

Total	$505,709	$557,002	$351,829

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company sells its products directly to automobile manufacturers. Customers that accounted for a significant portion of consolidated sales for each of the three years in the period ended December 31, 2001 were as follows:

	Years Ended
	December 31,

	2001	2000	1999

Ford	52%	52%	54%
GM	36	36	28

      As of December 31, 2001 and 2000, receivables from these customers represented 62% and 64% of total accounts receivable, respectively.

9.     Employee Benefit Plans

      The Company has a noncontributory defined contribution retirement plan covering certain U.S. employees after one year of service. Under the terms of the plan, contributions made by the Company are based on the number of hours worked by each participant. The Company’s rate is $1.00 per hour of qualified service. The expense for the years ended December 31, 2001, 2000 and 1999 was $2.0 million, $1.9 million and $1.7 million, respectively.

      The Company also sponsors a 401(k) savings plan covering substantially all U.S. employees. Company contributions under the 401(k) plan are equal to 50% of the first $300 contributed by each employee in 2001 and 50% of the first $150 contributed by each employee in 2000. The expense for the years ended December 31, 2001 and 2000 was $29,000 and $32,000, respectively.

      The Company sponsors a defined benefit pension plan covering certain employee groups at JLF UK and Nelson. The Company’s policy is to fund the amounts which are actuarially determined and as required by applicable law. In addition, the Company has a postretirement medical benefit plan for certain employee groups and has recorded a liability for its estimated obligation under that plan. The Company has the right to modify or terminate certain of these benefits in the future.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The change in benefit obligation and plan assets consisted of the following (in thousands):

			Postretirement
			Benefits
			Other Than
	Pension Benefits		Pensions as of
	as of December 31		December 31

Change in Benefit Obligation	2001	2000	2001	2000

Benefit obligation at beginning of the year	$41,322	$40,862	$6,831	$6,625
Service cost	1,620	1,854	242	217
Interest cost	2,443	2,340	531	495
Actuarial loss/(gain)	794	(499)	—	—
Plan participants’ contributions	503	685	—	—
Benefits paid	(1,083)	(1,192)	(298)	(506)
Foreign currency exchange rate changes	(1,014)	(2,728)	—	—
Amendment to Nelson plan	166	—	—	—

Benefit obligation at end of the year	$44,751	$41,322	$7,306	$6,831

Change in Plan Assets

Fair value of plan assets at beginning of the year	$35,496	$36,719	$—	$—
Actual return on plan assets	(5,612)	(30)	—	—
Employer contributions	1,819	1,748	298	506
Plan participants’ contributions	503	685	—	—
Benefits paid	(1,083)	(1,192)	(298)	(506)
Foreign currency exchange rate changes	(850)	(2,434)		—

Fair value of plan assets at end of the year	$30,273	$35,496	$—	$—

      The funded status of the Company’s plans is as follows (amounts in thousands):

			Postretirement
			Benefits
			Other Than
	Pension Benefits		Pensions as of
	as of December 31		December 31

	2001	2000	2001	2000

Funded status	$(14,478)	$(5,826)	$(7,907)	$(7,221)
Unrecognized actuarial loss	14,066	4,793	601	390
Unrecognized prior service cost	166	—	—	—

Accrued benefit cost	$(246)	$(1,033)	$(7,306)	$(6,831)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following assumptions were used to account for the plan assets:

Postretirement
Benefits
Other Than
	Pension Benefits for the		Pensions as of
	Years Ended December 31		December 31

	2001	2000	2001	2000

Discount rate	5.5-7.25%	5.5-7.0%	7.25%	7.75%
Expected return on plan assets	8.0-9.0%	8.0-9.0%	—	—
Rate of compensation increases	0.0-4.0%	0.0-4.0%	—	—
Measurement date	10/31/01	12/31/00	10/31/01	12/31/00

      The components of net periodic benefit costs are as follows (in thousands):

				Postretirement
				Benefits
				Other Than
	Pension Benefits for the			Pensions as of
	Years Ended December 31			December 31

	2001	2000	1999	2001	2000	1999

Service cost	$1,620	$1,854	$1,868	$242	$217	$39
Interest cost	2,443	2,340	1,893	531	495	65
Expected return on plan assets	(3,113)	(3,171)	(2,237)	—	—	—
Other	101	—	185	—	—	—

Net periodic benefit costs	$1,051	$1,023	$1,709	$773	$712	$104

      For measurement purposes, an 8.37% annual rate of increase in the per capita cost of health care benefits was assumed for 2001, decreasing to 5.25% in 2004 and remaining constant thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical benefit plans. A one percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$97	$(83)

Effect on the postretirement benefit obligation	$849	$(733)

10.     Leases

      The Company is obligated at December 31, 2001 under various capital leases for certain machinery and equipment, including vehicles, that expire at various dates through 2005. Amortization of assets held under capital leases is included in depreciation expense.

      The Company also leases buildings, vehicles, machinery and equipment under noncancelable operating leases expiring on various dates through 2011. Total rent expense from operating leases, including month-to-month leases, was $7.3 million, $4.2 million and $1.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Aggregate future minimum lease payments as of December 31, 2001 relating to capital leases and noncancelable operating leases with an initial term in excess of one year are as follows (in thousands):

	Capital	Operating
	Leases	Leases

2002	$3,612	$5,599
2003	3,142	5,263
2004	2,487	3,413
2005	1,806	2,509
2006	592	1,725
Thereafter	—	2,828

Total minimum lease payments	$11,639	$21,337

Less — Amount representing interest (rates from 5% to 11%)	1,229

Present value of net minimum capital lease payments	10,410
Less — Current installments of obligations under capital leases	2,974

Obligations under capital leases, excluding current installments	$7,436

11.     Related-Party Transactions

      The Company paid approximately $1.1 million, $1.1 million and $333,000 for management, financial and administrative services to an affiliate, Hidden Creek Industries (“Hidden Creek”) for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, Hidden Creek received fees for the consummation of the Recapitalization, the offering of the Subordinated Notes and the acquisition of Nelson in the aggregate amount of approximately $5.3 million for services provided in structuring, negotiating and financing these transactions in the year ended December 31, 1999.

      In connection with the recapitalization, French paid Robert W. Baird & Co. an advisory fee of $2.5 million.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Quarterly Financial Data (Unaudited)

      The following is a condensed summary of actual quarterly results of operations for 2001 and 2000 (in thousands):

		Gross	Operating	Net
	Sales	Profit	Income	Income (Loss)

2001:
First	$134,556	$16,413	$5,820	$(5,364)
Second	137,808	23,810	12,773	(1,973)
Third	112,318	22,068	13,436	(34)
Fourth	121,027	29,108	17,222	449

	$505,709	$91,399	$49,251	$(6,922)

2000:
First	$152,078	$29,498	$20,722	$3,382
Second	145,031	26,927	17,685	1,374
Third	125,011	15,106	5,630	(6,513)
Fourth	134,882	14,824	5,485	(7,717)

	$557,002	$86,355	$49,522	$(9,474)

      Due to information that became available in the fourth quarter of 2001, the Company recorded an increase in pre-tax income of $9.0 million for non-recurring items. Approximately $6.0 million of income associated with the resolution of customer commercial issues, including program cancellation costs, pricing discrepancies, scrap buyback, overtime charges and under-amortized capital was recorded. Other adjustments included a $7.0 million reduction in the Company’s loss contract reserve (Note 6) and a $4.0 million charge associated with the removal of Mexican goodwill under FAS 121 (Note 3).

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Consolidating Guarantor and Non-Guarantor Information

      The following consolidating financial information presents balance sheet, statement of operations and cash flow information related to the Company’s business. Each Guarantor is a direct wholly owned domestic subsidiary of the Company and has fully and unconditionally guaranteed the 11 1/2% senior subordinated notes issued by J.L. French Automotive Castings, Inc., on a joint and several basis. The Non-Guarantor Companies are the Company’s foreign subsidiaries, which include JLF UK, Ansola and JLF Mexico. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material to investors.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2001

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Revenues	$—	$420,554	$85,185	$(30)	$505,709
Cost of sales	—	338,832	75,508	(30)	414,310

Gross profit	—	81,722	9,677	—	91,399
Selling, general and administrative expenses	1,729	15,405	10,279	—	27,413
Amortization of intangible assets	104	9,270	5,361	—	14,735

Operating income (loss)	(1,833)	57,047	(5,963)	—	49,251
Interest expense (income)	(8,083)	56,263	5,438	—	53,618

Income (loss) before income taxes and equity in losses of subsidiaries	6,250	784	(11,401)	—	(4,367)
Provision (benefit) for income taxes	(5,439)	7,971	23	—	2,555
Equity in losses of subsidiaries	(18,611)	—	—	18,611	—

Net loss	$(6,922)	$(7,187)	$(11,424)	$18,611	$(6,922)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year Ended December 31, 2001

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATING ACTIVITIES:
Net loss	$(6,922)	$(7,187)	$(11,424)	$18,611	$(6,922)
Adjustments to reconcile net loss to net cash provided by operating activities —
Depreciation and amortization	104	42,370	14,373	—	56,847
Losses of subsidiaries	18,611	—	—	(18,611)	—
Deferred income taxes	—	5,406	565	—	5,971
Changes in other operating items	(3,930)	(17,338)	2,427	—	(18,841)

Net cash provided by operating activities	7,863	23,251	5,941	—	37,055

INVESTING ACTIVITIES:
Capital expenditures, net	—	(22,964)	(14,251)	—	(37,215)

FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	24,500	—	5,716	—	30,216
Repayments on revolving credit facilities	(19,600)	—	(2,140)	—	(21,740)
Long-term borrowings	—	90	8,906	—	8,996
Repayment of long-term borrowings	(10,689)	(1,148)	(7,433)	—	(19,270)
Repurchase of common stock and subscription receivable payments	(2,088)	—	—	—	(2,088)

Net cash provided by (used for) financing activities	(7,877)	(1,058)	5,049	—	(3,886)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	(952)	—	(952)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(14)	(771)	(4,213)	—	(4,998)
CASH AND CASH EQUIVALENTS:
Beginning of period	22	803	5,228	—	6,053

End of period	$8	$32	$1,015	$—	$1,055

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING BALANCE SHEETS

As of December 31, 2001

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$8	$32	$1,015	$—	$1,055
Accounts receivable, net	—	27,571	19,460	(3,318)	43,713
Inventories	—	22,747	8,350	—	31,097
Other current assets	(2,282)	14,081	5,680	—	17,479

Total current assets	(2,274)	64,431	34,505	(3,318)	93,344
Property, plant and equipment, Net	—	175,533	99,609	—	275,142
Investment in subsidiaries	321,264	—	—	(321,264)	—
Intangible and other assets	51,665	231,604	49,154	—	332,423

	$370,655	$471,568	$183,268	$(324,582)	$700,909

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current liabilities:
Accounts payable	$—	$46,046	$15,632	$—	$61,678
Accrued liabilities	6,207	19,802	7,158	—	33,167
Current portion of long-term debt	38,987	222	8,097	—	47,306

Total current liabilities	45,194	66,070	30,887	—	142,151

Long-term debt	388,445	41,828	73,662	—	503,935
Other non-current liabilities	8,564	12,310	645	—	21,519
Intercompany	(109,611)	82,919	30,010	(3,318)	—

Total liabilities	332,592	203,127	135,204	(3,318)	667,605
Class P common stock	60,000	—	—	—	60,000
Stockholders’ investment (deficit):
Additional paid-in capital	90,476	259,808	71,446	(331,254)	90,476
Retained earnings (accumulated deficit)	(106,295)	9,408	(19,398)	9,990	(106,295)
Accumulated other comprehensive loss	(6,118)	(775)	(3,984)	—	(10,877)

Total stockholders’ investment (deficit)	(21,937)	268,441	48,064	(321,264)	(26,696)

	$370,655	$471,568	$183,268	$(324,582)	$700,909

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2000

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Revenues	$—	$467,851	$89,151	$—	$557,002
Cost of sales	—	396,271	74,376	—	470,647

Gross profit	—	71,580	14,775	—	86,355
Selling, general and administrative expenses	1,088	12,884	11,572	—	25,544
Amortization of intangible assets	389	8,965	1,935	—	11,289

Operating income (loss)	(1,477)	49,731	1,268	—	49,522
Interest expense	30,818	25,421	6,299	—	62,538

Income (loss) before income taxes and equity in earnings of subsidiaries	(32,295)	24,310	(5,031)	—	(13,016)
Provision (benefit) for income taxes	(12,689)	9,486	(339)	—	(3,542)
Equity in earnings of subsidiaries	10,132	—	—	(10,132)	—

Net income (loss)	$(9,474)	$14,824	$(4,692)	$(10,132)	$(9,474)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2000

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(9,474)	$14,824	$(4,692)	$(10,132)	$(9,474)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities -
Depreciation and amortization	120	37,446	10,873	—	48,439
Deferred income taxes	(727)	—	372	—	(355)
Earnings of subsidiaries	(10,132)	—	—	10,132	—
Changes in other operating items	(14,317)	13,020	12,237	—	10,940

Net cash provided by (used In) operating activities	(34,530)	65,290	18,790	—	49,550

INVESTING ACTIVITIES:
Acquisitions, net	(5,623)	(5,614)	—	5,623	(5,614)
Capital expenditures, net	—	(66,023)	(36,925)	—	(102,948)

Net cash used for investing activities	(5,623)	(71,637)	(36,925)	5,623	(108,562)

FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	475,300	—	84,512	—	559,812
Repayments on revolving credit facilities	(490,400)	—	(74,120)	—	(564,520)
Long-term borrowings	—	1,403	18,564	—	19,967
Repayment of long-term borrowings	(21,570)	(541)	(7,105)	—	(29,216)
Other financing activities	(1,287)	—	—	—	(1,287)
Capital investment	77,740	5,623	—	(5,623)	77,740

Net cash provided by financing activities	39,783	6,485	21,851	(5,623)	62,496

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	(2,331)	—	(2,331)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(370)	138	1,385	—	1,153
CASH AND CASH EQUIVALENTS:
Beginning of period	392	665	3,843	—	4,900

End of period	$22	$803	$5,228	$—	$6,053

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING BALANCE SHEETS

As of December 31, 2000

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$22	$803	$5,228	$—	$6,053
Accounts receivable, net	—	51,285	27,029	—	78,314
Inventories	—	29,830	10,716	—	40,546
Other current assets	—	13,661	6,415	—	20,076

Total current assets	22	95,579	49,388	—	144,989

Property, plant and equipment, net	—	185,208	98,138	—	283,346
Investment in subsidiaries	364,926	—	—	(364,926)	—
Intangible and other assets	21,361	266,088	60,760	—	348,209

	$386,309	$546,875	$208,286	$(364,926)	$776,544

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current liabilities:
Accounts payable	$302	$68,547	$25,879	$—	$94,728
Accrued liabilities	4,596	36,797	7,406	—	48,799
Current portion of long-term debt	10,779	1,113	6,293	—	18,185

Total current liabilities	15,677	106,457	39,578	—	161,712

Long-term debt	422,730	41,997	72,979	—	537,706
Other non-current liabilities	—	19,029	5,766	—	24,795
Intercompany	(107,111)	79,648	27,463	—	—

Total liabilities	331,296	247,131	145,786	—	724,213

Class P common stock	60,000	—	—	—	60,000
Stockholders investment (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	90,877	259,808	71,446	(331,254)	90,877
Retained earnings (accumulated deficit)	(92,886)	39,936	(6,264)	(33,672)	(92,886)
Accumulated other comprehensive loss	(2,978)	—	(2,682)	—	(5,660)

Total stockholders’ investment (deficit)	(4,987)	299,744	62,500	(364,926)	(7,669)

	$386,309	$546,875	$208,286	$(364,926)	$776,544

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 1999

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
Revenues	$—	$262,757	$89,072	$—	$351,829
Cost of sales	—	194,757	72,757	—	267,514

Gross profit	—	68,000	16,315	—	84,315
Selling, general and administrative expenses	549	8,747	10,281	—	19,577
Recapitalization expense	4,413	16,793	1,219	—	22,425
Amortization of intangible assets	27	10,246	894	—	11,167

Operating income (loss)	(4,989)	32,214	3,921	—	31,146
Interest expense	14,960	16,372	5,994	—	37,326

Income before income taxes, equity in earnings of subsidiaries and extraordinary loss	(19,949)	15,842	(2,073)	—	(6,180)
Provision (benefit) for income taxes	(1,921)	1,525	(199)	—	(595)
Equity in earnings of subsidiaries	8,417	—	—	(8,417)	—

Income (loss) before extraordinary item	(9,611)	14,317	(1,874)	(8,417)	(5,585)
Extraordinary loss	4,086	4,026	—	—	8,112

Net income (loss)	$(13,697)	$10,291	$(1,874)	$(8,417)	$(13,697)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 1999

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(13,697)	$10,291	$(1,874)	$(8,417)	$(13,697)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities —
Depreciation and amortization	27	26,979	9,689	—	36,695
Other non-cash items	6,982	2,667	(338)	—	9,311
Earnings of subsidiaries	(8,417)	—	—	8,417	—
Changes in other operating activities	(154,517)	124,654	17,086	—	(12,777)

Net cash provided by (used for) operating activities	(169,622)	164,591	24,563	—	19,532

INVESTING ACTIVITIES:
Acquisitions, net	(189,909)	(174,951)	(14,864)	189,909	(189,815)
Capital expenditures, net	—	(22,502)	(10,503)	—	(33,005)

Net cash used for investing activities	(189,909)	(197,453)	(25,367)	189,909	(222,820)

FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	15,100	1,000	33,640	—	49,740
Repayments on revolving credit facilities	—	(16,000)	(39,403)	—	(55,403)
Long-term borrowings	697,491	—	22,352	—	719,843
Repayment of long-term borrowings	(170,000)	(126,648)	(27,579)	—	(324,227)
Other financing activities	(20,940)	(36)	(2,634)	—	(23,610)
Recapitalization	(360,339)	—	—	—	(360,339)
Capital investment	198,589	174,951	14,958	(189,909)	198,589

Net cash provided by financing activities	359,901	33,267	1,334	(189,909)	204,593

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	(533)	—	(533)

NET CHANGE IN CASH AND CASH EQUIVALENTS	370	405	(3)	—	772
CASH AND CASH EQUIVALENTS:
Beginning of period	22	260	3,846	—	4,128

End of period	$392	$665	$3,843	$—	$4,900

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2002	2001

	(Amounts in Thousands —
	Unaudited)
Sales	$134,714	$134,556
Cost of sales	114,553	118,143

Gross profit	20,161	16,413
Selling, general and administrative expenses	7,333	7,731
Amortization expense	616	2,862

Operating income	12,212	5,820
Interest expense and other, net	11,954	14,180

Income (loss) before provision (benefit) for income taxes	258	(8,360)
Provision (benefit) for income taxes	363	(2,996)

Net loss	$(105)	$(5,364)

The accompanying notes are an integral part of these condensed consolidated statements.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2002	2001

	(Amounts in Thousands —
	Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,047	$1,055
Accounts receivable, net	48,020	43,713
Inventories	27,029	31,097
Other current assets	18,991	17,479

Total current assets	95,087	93,344
Property, plant and equipment, net	266,841	275,142
Intangible and other assets, net	330,269	332,423

	$692,197	$700,909

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$48,242	$47,306
Accounts payable	55,982	60,221
Accrued liabilities	41,051	35,715

Total current liabilities	145,275	143,242
Long-term debt, net of current maturities	320,781	328,935
Subordinated notes	175,000	175,000
Other noncurrent liabilities	19,439	20,428

Total liabilities	660,495	667,605

Redeemable common stock	60,000	60,000
Stockholders’ deficit:
Common stock	—	—
Additional paid-in capital	90,442	90,476
Accumulated deficit	(107,600)	(106,295)
Accumulated other comprehensive loss	(11,140)	(10,877)

Total stockholders’ deficit	(28,298)	(26,696)

	$692,197	$700,909

The accompanying notes are an integral part of these condensed consolidated balance sheets.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2002	2001

	(Amounts in Thousands —
	Unaudited)
OPERATING ACTIVITIES:
Net loss	$(105)	$(5,364)
Adjustments to reconcile net loss to net cash provided by operating activities —
Depreciation and amortization	11,846	13,634
Changes in other operating items	(2,137)	(4,943)

Net cash provided by operating activities	9,604	3,327

INVESTING ACTIVITIES:
Capital expenditures, net	(4,050)	(9,174)

Net cash used for investing activities	(4,050)	(9,174)

FINANCING ACTIVITIES:
Revolving credit facility borrowings	24,340	61,000
Repayments on revolving credit facility borrowings	(22,540)	(55,713)
Long-term borrowings	2,760	2,201
Repayment of other borrowings	(10,058)	(4,951)
Other	(34)	82

Net cash provided by (used for) financing activities	(5,532)	2,619

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(30)	(694)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(8)	(3,922)
CASH AND CASH EQUIVALENTS:
Beginning of period	1,055	6,053

End of period	$1,047	$2,131

The accompanying notes are an integral part of these condensed consolidated statements.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

      1. The accompanying condensed consolidated financial statements have been prepared by J.L. French Automotive Castings, Inc. (“French” or the “Company”) without audit. The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Form 10-K for the year ended December 31, 2001.

      Sales and operating results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

      2. The following presents comprehensive loss, defined as changes in the stockholders’ deficit of the Company, for the three month periods ended March 31, 2002 and 2001 (in thousands):

	Three Months Ended
	March 31,

	2002	2001

Net loss	$(105)	$(5,364)
Change in cumulative translation adjustment	(901)	(4,099)
Cumulative effect of adoption of SFAS No. 133, net of tax	—	(1,223)
Unrealized gain (loss) on derivative instrument, net of tax	639	(834)

Comprehensive loss	$(367)	$(11,520)

      3. At March 31, 2002, the Company had an interest rate swap agreement on $75 million of long-term debt. The swap agreement, which expires in December 2003, has been designated as, and meets the criteria for cash flow hedges. Initial adoption of SFAS No. 133 resulted in the recording of a liability for the fair value of the swap agreement of $2.0 million, with the offset recorded in equity as a component of accumulated other comprehensive loss, net of taxes $1.2 million. At March 31, 2002, the fair value of the interest rate swap was a liability of $2.3 million and $3.4 million at December 31, 2001.

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives but with no maximum life. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we applied the provisions of SFAS No. 142 beginning January 1, 2002. As of December 31, 2001, we had unamortized goodwill of $288.2 million that will be subject to the provisions of SFAS No. 142. Amortization expense recorded during 2001 was $14.7 million. We have not yet determined the impact of adopting SFAS No. 142 on our earnings and financial position, including whether we will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principle.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The adjusted net income consisted of the following (in thousands):

	March 31,	March 31,
	2002	2001

Net loss as reported	$(105)	$(5,364)
Add back: Goodwill amortization	—	1,360

Adjusted net loss	$(105)	$(4,004)

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 121”). SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The Company adopted the provisions of SFAS No. 144 on January 1, 2002, and it has no material impact on our results of operations.

      As a result of the Job Creation and Worker Assistance Act of 2002, the Company is allowed to extend the net operating loss carry-back period to five years for net operating losses arising in the tax years ending in 2001 and 2002. As of March 31, 2002, the Company had a cumulative net operating loss of $110.6 million. The Company is currently investigating the federal tax impact of the new legislation; preliminary estimates are that this will provide an initial immediate after-tax carryback of $2.8 million.

      4. Inventories consisted of the following (in thousands):

	March 31,	December 31,
	2002	2001

Raw materials	$15,174	$15,530
Work-in-process	6,499	7,314
Finished goods	5,356	8,253

	$27,029	$31,097

      5. In March 2002, the Company entered into an agreement to sell five machines and lease the machines back, applying the provisions of Statement of Financial Accounting Standards (SFAS) No. 98, “Accounting for Leases.” Upon the commencement of the lease term on March 27, 2002, the assets were removed from the Company’s balance sheet in accordance with accounting for the machines as an operating lease. All of the assets sold in the transaction were purchased during the first quarter of 2002. Net proceeds from the transaction were approximately $4.6 million. The transaction resulted in a gain of approximately $200,000, which will be deferred and amortized over the lease term. As of March 31, 2002, the present value of the future minimum lease payments was approximately $3.3 million.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      6. Long-term senior debt consisted of the following (in thousands):

	March 31,	December 31,
	2002	2001

Senior Credit Facility:
Revolving credit facility	$26,643	$25,213
Tranche A term loan	140,721	149,881
Tranche B term loan	149,703	149,904

Total senior credit facility	317,067	324,998
Other, net	51,956	51,243

	369,023	376,241
Less — current maturities	(48,242)	(47,306)

Total long-term debt	$320,781	$328,935

      The Company and certain of its direct and indirect subsidiaries have a senior credit facility that provides a tranche A term loan, a tranche B term loan and revolving credit facility which provides for total borrowings and letters of credit of $90 million. As of March 31, 2002, there were outstanding borrowings under the revolving credit facility of $26.6 million and outstanding letters of credit of $24.5 million.

      As of March 31, 2002, rates on borrowings under the senior credit facility varied from 5.1% to 7.2%. Borrowings under the tranche A term loan are due and payable April 21, 2005 and borrowings under the tranche B term loan are due and payable on October 21, 2006. The revolving credit facility is available until April 21, 2005. The senior credit facility is secured by all of the assets of and guaranteed by all of our material present and future subsidiaries, in each case with exceptions for certain foreign subsidiaries and to the extent permitted by applicable law (“Guarantors”). The senior credit facility contains certain restrictive covenants, and the Company was in compliance with all such covenants at March 31, 2002.

      Other long-term debt consists principally of obligations under capital leases and term loans of the Company’s foreign subsidiaries.

      7. Supplemental cash flow information (in thousands):

	Three Months
	Ended March 31,

	2002	2001

Cash paid for —
Interest	$6,886	$5,691
Income taxes	355	279

      8. Following is a summary of activity in the accumulated deficit account for the three months ended March 31, 2002 and 2001 (in thousands):

	Three Months Ended
	March 31,

	2002	2001

Beginning balance	$(106,295)	$(92,886)
Net loss	(105)	(5,364)
Dividends	(1,200)	(1,766)

Ending balance	$(107,600)	$(100,016)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company accrued dividends of approximately $1.2 million on the outstanding Class P common stock for the three months ended March 31, 2002 and March 31, 2001 and these dividends are included in other non-current liabilities. In addition, as of March 31, 2002, the Company had accrued $1.9 million in Class A-1 common stock dividends, which are payable in stock and are included in additional paid-in capital.

      9. As a result of the acquisition of Nelson Metal Products Corporation in 1999, the Company identified certain customer contract commitments that existed at the acquisition date that will result in future losses. At December 31, 2001, the liability for those losses was $8.9 million. For the three months ended March 31, 2002, the liability was reduced by $2.2 million due to sales of products subject to those contracts. In addition to the utilization during the three months ended March 31, 2002, the reserve was reduced by approximately $800,000 due to cost reductions and reductions in estimated future shipments of certain loss contract parts. The reserve for loss contracts at March 31, 2002 consisted of a $3.1 million current liability and $2.8 million of long-term liability.

      10. Certain amounts previously reported in the 2001 consolidated financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or stockholders’ investment.

      11. The following consolidating financial information presents statement of operations, balance sheet and cash flow information related to the Company’s businesses. Each Guarantor is a direct wholly owned domestic subsidiary of the Company and has fully and unconditionally guaranteed the 11 1/2% senior subordinated notes issued by J.L. French Automotive Castings, Inc., on a joint and several basis. The Non-Guarantor Companies are the Company’s foreign subsidiaries, which include JLF UK, Ansola and JLF Mexico. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2002

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATIONS:
Sales	$—	$110,286	$24,428	$—	$134,714
Cost of sales	—	92,591	21,962	—	114,553

Gross profit	—	17,695	2,466	—	20,161
Selling, general and administrative expenses	837	4,866	1,630	—	7,333
Amortization expense	603	—	13	—	616

Operating income (loss)	(1,440)	12,829	823	—	12,212
Interest expense	5,088	5,490	1,376	—	11,954

Income (loss) before income taxes, equity in earnings (losses) of subsidiaries	(6,528)	7,339	(553)	—	258
Provision (benefit) for income Taxes	(2,350)	2,713	—	—	363
Equity in earnings of subsidiaries	4,073	—	—	(4,073)	—

Net income (loss)	$(105)	$4,626	$(553)	$(4,073)	$(105)

RETAINED EARNINGS:
Beginning balance	$(106,295)	$9,408	$(19,398)	$9,990	$(106,295)
Net income (loss)	(105)	4,626	(553)	(4,073)	(105)
Dividends	(1,200)	—	—	—	(1,200)

Ending balance	$(107,600)	$14,034	$(19,951)	$5,917	$(107,600)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

As of March 31, 2002

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$21	$79	$947	$—	$1,047
Accounts receivable, net	169,352	78,584	18,926	(218,842)	48,020
Inventories	—	20,139	6,890	—	27,029
Other current assets	(2,467)	15,437	6,021	—	18,991
Total current assets	166,906	114,239	32,784	(218,842)	95,087
Property, plant and equipment, Net	—	167,195	99,646	—	266,841
Investment in subsidiaries	325,337	—	—	(325,337)	—
Intangible and other assets, net	53,024	228,757	48,488	—	330,269

	$545,267	$510,191	$180,918	$(544,179)	$692,197

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$38,932	$228	$9,082	$—	$48,242
Accounts payable	—	40,936	15,074	(28)	55,982
Accrued liabilities	11,041	22,070	7,940	—	41,051

Total current liabilities	49,973	63,234	32,096	(28)	145,275
Long-term debt	381,879	41,768	72,134	—	495,781
Other noncurrent liabilities	8,733	10,478	228	—	19,439
Intercompany	67,586	121,644	29,584	(218,814)	—

Total liabilities	508,171	237,124	134,042	(218,842)	660,495
Redeemable common stock	60,000	—	—	—	60,000
Stockholders’ investment (deficit):
Additional paid-in capital	90,442	259,808	71,446	(331,254)	90,442
Retained earnings (deficit)	(107,600)	14,034	(19,951)	5,917	(107,600)
Accumulated other comprehensive loss	(5,746)	(775)	(4,619)	—	(11,140)

Total stockholders’ investment (deficit)	(22,904)	273,067	46,876	(325,337)	(28,298)

	$545,267	$510,191	$180,918	$(544,179)	$692,197

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2002

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(105)	$4,626	$(553)	$(4,073)	$(105)
Adjustments to reconcile income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	603	8,775	2,468	—	11,846
Income from investment in subsidiaries	(4,073)	—	—	4,073	—
Changes in other operating activities	10,041	(13,488)	1,310	—	(2,137)

Net cash provided by (used for) operating activities	6,466	(87)	3,225	—	9,604

INVESTING ACTIVITIES:
Capital expenditures, net	—	189	(4,239)	—	(4,050)

Net cash provided by (used for) investing activities	—	189	(4,239)	—	(4,050)

FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	22,200	—	2,140	—	24,340
Repayment of borrowings on revolving credit facilities	(20,400)	—	(2,140)	—	(22,540)
Long-term borrowings	—	—	2,760	—	2,760
Repayment of long-term Borrowings	(8,219)	(55)	(1,784)	—	(10,058)
Capital investment	(34)	—	—	—	(34)

Net cash provided by (used for) financing activities	(6,453)	(55)	976	—	(5,532)

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(30)	—	(30)

NET CHANGE IN CASH AND CASH EQUIVALENTS	13	47	(68)	—	(8)
CASH AND CASH EQUIVALENTS:
Beginning of period	8	32	1,015	—	1,055

End of period	$21	$79	$947	$—	$1,047

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONDENSED CONSOLIDATING STATEMENTS OF

OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended March 31, 2001

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATIONS:
Sales	$—	$110,053	$24,503	$—	$134,556
Cost of sales	—	97,594	20,549	—	118,143

Gross profit	—	12,459	3,954	—	16,413
Selling, general and administrative expenses	705	3,728	3,298	—	7,731
Amortization expense	25	2,421	416	—	2,862

Operating income (loss)	(730)	6,310	240	—	5,820
Interest expense	6,869	5,822	1,489	—	14,180

Income (loss) before income taxes, equity in earnings (losses) of subsidiaries	(7,599)	488	(1,249)	—	(8,360)
Provision (benefit) for income taxes	(2,888)	14	(122)	—	(2,996)
Equity in losses of subsidiaries	(653)	—	—	653	—

Net income (loss)	$(5,364)	$474	$(1,127)	$653	$(5,364)

RETAINED EARNINGS:
Beginning balance	$(125,905)	$39,935	$(6,263)	$(653)	$(92,886)
Net income (loss)	(5,364)	474	(1,127)	653	(5,364)
Dividends	(1,766)	—	—	—	(1,766)

Ending balance	$(133,035)	$40,409	$(7,390)	$—	$(100,016)

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2001

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(5,364)	$474	$(1,127)	$653	$(5,364)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities —
Depreciation and amortization	26	10,993	2,615	—	13,634
Loss from investment in subsidiaries	653	—	—	(653)	—
Changes in other operating activities	1,355	(6,595)	297	—	(4,943)

Net cash provided by (used for) operating items	(3,330)	4,872	1,785	—	3,327

INVESTING ACTIVITIES:
Capital expenditures, net	—	(4,650)	(4,524)	—	(9,174)

Net cash used for investing activities	—	(4,650)	(4,524)	—	(9,174)

FINANCING ACTIVITIES:
Revolving credit facility Borrowings	61,000	—	—	—	61,000
Repayments of revolving credit facility borrowings	(55,000)		(713)	—	(55,713)
Long-term borrowings	—	5	2,196	—	2,201
Repayment of other borrowings	(2,711)	(1,015)	(1,225)	—	(4,951)
Other	82	—	—	—	82

Net cash provided by (used for) financing activities	3,371	(1,010)	258	—	2,619

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	—	—	(694)	—	(694)

NET CHANGES IN CASH AND CASH EQUIVALENTS	41	(788)	(3,175)	—	(3,922)
CASH AND CASH EQUIVALENTS:
Beginning of period	22	803	5,228	—	6,053

End of period	$63	$15	$2,053	$—	$2,131

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2001

	J.L. French		Non-
	Automotive	Guarantor	Guarantor
	Castings, Inc.	Companies	Companies	Eliminations	Consolidated

	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$8	$32	$1,015	$—	$1,055
Accounts receivable, net	—	27,571	19,460	(3,318)	43,713
Inventories	—	22,747	8,350	—	31,097
Other current assets	(2,282)	14,081	5,680	—	17,479

Total current assets	(2,274)	64,431	34,505	(3,318)	93,344
Property, plant and equipment, net	—	175,533	99,609	—	275,142
Investment in subsidiaries	321,264	—	—	(321,264)	—
Intangible and other assets, net	51,665	231,604	49,154	—	332,423

	$370,655	$471,568	$183,268	$(324,582)	$700,909

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current liabilities:
Accounts payable	$—	$44,589	$15,632	$—	$60,221
Accrued liabilities	6,207	22,350	7,158	—	35,715
Current maturities of long-term debt	38,987	222	8,097	—	47,306

Total current liabilities	45,194	67,161	30,887	—	143,242
Long-term debt	388,445	41,828	73,662	—	503,935
Other noncurrent liabilities	8,564	11,219	645	—	20,428
Intercompany	(109,611)	82,919	30,010	(3,318)	—

Total liabilities	332,592	203,127	135,204	(3,318)	667,605
Redeemable common stock	60,000	—	—	—	60,000
Stockholders’ investment (deficit):
Additional paid-in capital	90,476	259,808	71,446	(331,254)	90,476
Retained earnings (deficit)	(106,295)	9,408	(19,398)	9,990	(106,295)
Accumulated other comprehensive loss	(6,118)	(775)	(3,984)	—	(10,877)

Total stockholders’ investment (deficit)	(21,937)	268,441	48,064	(321,264)	(26,696)

	$370,655	$471,568	$183,268	$(324,582)	$700,909

                   Shares

J.L. French Automotive Castings, Inc.

Class A Common Stock

PROSPECTUS
                    , 2002

Salomon Smith Barney

Robert W. Baird & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee		$10,580
NASD filing fee		12,000
Blue Sky fees and expenses (including attorneys’ fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent’s fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.     Indemnification of Directors and Officers

      The Registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

      The Registrant’s certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its bylaws, none of the Registrant’s directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant’s certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 15.     Recent Sales of Unregistered Securities

      During the last three years, we have issued the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

(1) On May 28, 1999, the Registrant issued $175.0 million in aggregate principal amount of 11 1/2% senior subordinated notes due 2009 in an offering underwritten by Banc of America Securities LLC and Chase Securities, Inc. The sale by the Registrant to the underwriters was deemed exempt from registration under the Securities Act by virtue of Section 4(2) thereof and the resale by the underwriters to “qualified institutional buyers” and non-U.S. persons was effected pursuant to the exemption and provided by Rule 144A and Regulation S, respectively, promulgated under the Securities Act. The underwriters received a discount of 3% on the purchase of notes from the Registrant as compensation.

(2) In July 1999 and December 1999, the Registrant sold an aggregate of 2,138.44 shares of Class A common stock to certain employees for aggregate proceeds of approximately $9.0 million. Approximately $1.4 million of this amount was financed through notes to the Registrant which bear interest at 9% and are due in 2004. The sales in July 1999 were made without registration in reliance on the exemption provided by Rule 701 promulgated under the Securities Act and the sales in December 1999 were made without registration in reliance on the exemption provided by Section 4(2) and Regulation D promulgated thereunder.

(3) On May 24, 2000, the Registrant sold to certain of its existing stockholders an aggregate of 2,991 shares of Class A common stock, 463 shares of Class D-1 common stock, 497 shares of Class D-2 common stock and 240 shares of Class E common stock for total consideration of approximately $17.9 million in cash.

(4) On October 14, 1999, the Registrant borrowed $30.0 million through the issuance of a 7.5% convertible subordinated promissory note due October 14, 2009 to Tower Automotive, Inc.

(5) On November 30, 2000, the Registrant sold an aggregate of 14,248 shares of nonvoting Class P common stock to certain of its existing stockholders for total consideration of $60 million in cash.

(6) On November 30, 2000, the Registrant issued 7,124 shares of Class A-1 common stock upon the conversion of its outstanding 7 1/2% convertible subordinated promissory note by the holder thereof. The issuance of the Class A-1 common stock was deemed exempt from registration in reliance upon Section 3(a)(9) of the Securities Act.

      The sales listed above in paragraphs (3), (4) and (5) were deemed exempt from registration under the Securities Act by virtue of Section 4(2) thereof. In each case, the Registrant received investment representations from each purchaser, including representations that such purchaser was an “accredited investor” as defined in Rule 501(a) under the Securities Act, and based its reliance on Section 4(2) on those representations. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

Item 16.     Exhibits and Financial Statement Schedules

Exhibits

      The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules

      The attached Financial Statement Schedule is incorporated by reference herein.

      All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, J.L. French Automotive Castings, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 21, 2002.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC.

By:	/s/ DAVID S. HOYTE

Name: David S. Hoyte
Title: President and Chief Executive Officer

* * * *

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following person in the capacity indicated on May 21, 2002.

/s/ ANTHONY A. BARONE Anthony A. Barone	Director

* * * *

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each officer and director of J.L. French Automotive, Inc. whose signature appears below constitutes and appoints S.A. Johnson, David S. Hoyte and Mark S. Burgess, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities indicated on May 21, 2002.

Signature	Title

/s/ S.A. JOHNSON S.A. Johnson	Chairman and Director

/s/ DAVID S. HOYTE David S. Hoyte	President, Chief Executive Officers (Principal Executive Officer) and Director

Signature	Title

/s/ CHARLES M. WALDON Charles M. Waldon	Chief Technical Officer and Director

/s/ DUGALD K. CAMPBELL Dugald K. Campbell	Director

/s/ JOHN L. THOMSON John L. Thomson	Director

/s/ ERIC J. ROSEN Eric J. Rosen	Director

/s/ SCOTT D. RUED Scott D. Rued	Director

/s/ KARL F. STORRIE Karl F. Storrie	Director

/s/ MARK S. BURGESS Mark S. Burgess	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement.
*3	.1	Restated Certificate of Incorporation of J.L. French Automotive Castings, Inc.
*3	.2	Restated By-laws of J.L. French Automotive Castings, Inc.
4.1		Indenture, dated May 28, 1999, by and among J.L. French Automotive Castings, Inc., the Subsidiary Guarantors and U.S. Bank Trust National Association, as trustee, incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4 (Registration No. 333-84903) (the “S-4”).
4.2		Registration Rights Agreement, dated May 28, 1999, by and among J.L. French Automotive Castings, Inc., the Subsidiary Guarantors and the Initial Purchasers, incorporated by reference to Exhibit 4.2 of the S-4.
*4	.3	Specimen certificate for Class A common stock of J.L. French Automotive Castings, Inc.
*5	.1	Opinion of Kirkland & Ellis.
10.1		Amended and Restated Credit Agreement, dated October 15, 1999, among J.L. French Automotive Castings, Inc., Automotive Components Investments Limited, Morris Ashby Limited, the several banks and other financial institutions from time to time parties to the agreement (the “Lenders”), Bank of America NT&SA, as syndication agent for the Lenders, Chase Manhattan International Limited, as administrative agent for the English Lenders, and the Chase Manhattan Bank, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of the S-4, as amended pursuant to the First Amendment dated as of November 27, 2000, incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on December 18, 2000 under the Securities Exchange Act of 1934 (the “December 2000 8-K”).
10.2		Investor Stockholders Agreement, dated April 21, 1999, by and among J.L. French Automotive Castings, Inc., Onex American Holdings LLC, J2R Partners III and the stockholders listed on the signature pages thereto (the “Stockholders Agreement”), incorporated by reference to Exhibit 10.2 of the S-4.
10.3		Registration Agreement, dated April 21, 1999, by and among J.L. French Automotive Castings, Inc. and the investors listed on the signature pages thereto (the “Registration Agreement”), incorporated by reference to Exhibit 10.3 of the S-4.
10.4		Management Agreement, dated April 21, 1999, by and between J.L. French Automotive Castings, Inc. and Hidden Creek Industries, incorporated by reference to Exhibit 10.4 of the S-4.
10.5		Joinder and Rights Agreement, dated October 15, 1999, by and between J.L. French Automotive Castings, Inc., Onex Advisor LLC and each of the other persons listed on the signature pages thereto, relating to the Stockholders Agreement and the Registration Agreement, incorporated by reference to Exhibit 10.5 of the S-4.
10.6		Joinder and Rights Agreement, dated October 15, 1999, by and between J.L. French Automotive Castings, Inc. and Tower Automotive, Inc., relating to the Stockholders Agreement and the Registration Agreement, incorporated by reference to Exhibit 10.6 of the S-4.
10.7		Sublease Agreement, dated March 25, 1998, by and between J.L. French Corporation and American Bumper & Mfg. Co., incorporated by reference to Exhibit 10.7 of the S-4.
10.9		Employment Agreement, dated April 30, 1998, by and between Fundiciones Viuda de Ansola S.A. and Juan Manuel Orbea, incorporated by reference to Exhibit 10.9 of the S-4.
10.10		Employment Agreement, dated April 30, 1998, by and between Ansola Acquisition Corporation, S.R.L. and Juan Manuel Orbea, incorporated by reference to Exhibit 10.10 of the S-4.
10.11		Management Stockholders Agreement, dated July 16, 1999, by and between J.L. French Automotive Castings, Inc., Onex American Holdings LLC and the individuals named on Schedule I thereto, incorporated by reference to Exhibit 10.11 of the S-4.
10.12		Form of Stock Subscription Agreement by and between J.L. French Automotive Castings, Inc. and certain members of management purchasing common stock (including a schedule identifying Subscription Agreements executed by Charles M. Waldon, Paul A. Buckley, Thomas C. Dinolfo, Donald W. Porritt, Lowell E. Shoaf and Stephen R. Southern), incorporated by reference to Exhibit 10.12 of the S-4.

Exhibit
Number		Description

10.14		Stock Purchase Agreement, dated October 14, 1999, by and among J.L. French Automotive Castings, Inc., Onex American Holdings LLC, J2R Partners III and the persons set forth on Schedule A attached thereto, incorporated by reference to Exhibit 10.14 of the S-4.
10.15		Stock Purchase Agreement, dated May 24, 2000, by and among J.L. French Automotive Castings, Inc., J2R Partners III and the stockholders listed on the signature pages thereto, incorporated by reference to Exhibit 10.15 of the Registrant’s Form 10-K for the year ended December 31, 2000 (the “2000 10-K”).
10.16		Stock Purchase Agreement, dated November 30, 2000, by and among J.L. French Automotive Castings, Inc., Tower Automotive and the stockholders listed on the signature pages thereto, incorporated by reference to Exhibit 10.16 of the 2000 10-K.
*10	.17	Amendment No. 1 to Stockholders Agreement dated as of May 28, 1999.
*10	.18	Amendment No. 2 to Stockholders Agreement dated as of November 30, 2000.
*10	.19	Amendment No. 1 to Registration Agreement dated as of November 30, 2000.
*15	.1	Letter from Arthur Andersen LLP.
*21	.1	Subsidiaries of J.L. French Automotive Castings, Inc.
23.1		Consent of Arthur Andersen LLP.
*23	.2	Consent of Kirkland & Ellis (included in Exhibit 5.1).
24.1		Powers of Attorney (included in Part II of the Registration Statement).
99.1		Statement regarding representations of Arthur Andersen LLP.

*	To be filed by amendment.

J.L. FRENCH AUTOMOTIVE CASTINGS, INC. AND SUBSIDIARIES

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

	For the Years Ended December 31,

	2001	2000	1999

ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance, at beginning of year	$2,502	$2,624	$1,353
Additions charged to income	—	556	912
Other additions(1)	—	—	909
Write-offs, net of recoveries	(421)	(678)	(550)

Balance, at end of year	$2,081	$2,502	$2,624

RESERVE FOR LOSS CONTRACTS:
Balance, at beginning of year	$36,490	$24,632	$—
Additions, charged to income	1,825	2,872	—
Other additions(1)	—	32,744	27,632
Utilizations	(29,445)	(23,758)	(3,000)

Balance, at end of year	$8,870	$36,490	$24,632

Note:

(1)	Allowance for doubtful accounts and reserves were assumed in the 1999 acquisition of Nelson Metal Products Corporation.